
ANDLAU
ANSP

ATS ANDLAUER INCOME FUND

s p i r i t

annual report

2006



CEO Michael Andlauer congratulates Leni Sanci, Toronto's Employee of the Year 2006.

TSX Opening Bell September 30th, 2005

ATS 'state of the art' logistics facility in Montreal opened in February 2005



Tom Hennig, Laith Al-Durrah and Maurizio Lelli celebrate the World Cup by wearing their national colours. Toronto, Summer 2006.



ATS continues to display a powerful drive for progress without sacrificing core ideals.

"We're Number One!"
Steve Bartolomeo and Ryan Brockway celebrate as Toronto Branch Hockey upsets Montreal, May 2006.



ATS Healthcare Services launched in 2006 as a separate brand. Shown here is the Turnpike Double combination destined for healthcare deliveries in Alberta.



v i s i



ON THE COVER:

Colleen Oliver is an Owner Operator working for ATS in courier services at the Toronto branch. She is responsible for delivering appointment and morning freight to various clients across the Greater Toronto Area. She was awarded Owner Operator of the Year in 2003 after only two years of service. Colleen is shown here wearing her pink ATS hat in support of Breast Cancer Awareness.

o *n*

Corporate Profile

The ATS Andlauer Income Fund (the "Fund") is a leading single source, full-service transportation solutions provider providing integrated trucking, courier, airfreight and value added transportation and distribution services to major consumer companies in Canada. The Fund provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs.

Visit our websites at www.atsincomefund.ca and ats.ca

On our websites you will find relevant investor information, including industry trends and answers to frequently asked questions, links to financial information and up to date news releases. Our complete story is presented in a simple, easy to access format.

Contents

Dear Fellow Unitholders



I was in a meeting the other day and I heard something that caught my attention... "Sometimes you have to run faster just to stay still".

Change and speed of execution are business concepts considered to be inevitable these days. I have always liked the ad which showed a rear view mirror and, visible within it, a car fast approaching. Instead of saying 'Objects are closer than they appear', the text at the bottom of the mirror reads 'Competitors are closer than they appear.'

These are the things that keep us here at ATS awake at night and so we are continuously trying to find better ways to make ATS the best transportation organization in the country. 2007 will not be any different. Reflecting on 2006 I realize we have accomplished quite a bit.

Fiscal 2006 yielded a solid operational performance for ATS. While revenue growth was 2% and EBITDA slightly underperformed 2005, we stayed focused and increased monthly distributions by approximately 20%, while maintaining an approximate 80% payout ratio. We did learn a great deal and we progressed as an organization to the point where 2007 now appears as a year of great opportunity.

l e a d e r s

On the quality side, our on-time performance continually improved throughout the year and that is of great benefit to our customers. This is an area in which we cannot ever lose focus and I am proud of our accomplishments in this department in 2006.

2007 sees more change on the horizon, particularly in the form of reorganization. It will mark the year that our Toronto operations will move to its new state of the art facility and this, combined with the new terminals in Montreal (2005) and Vancouver (2006), will position ATS to handle additional capacity resulting from acquisitions and organic growth. We will begin to further define and separate our Healthcare Division to bring added focus to customer requirements. By the time this report is published, many of these transitions will be well underway. Change is a good thing and our ability to quickly adapt will make us a better organization for our customers and unitholders and open more possibilities in the long run.

To that end, we can use all the clichés in the world. 'Change is inevitable'. 'Change is the only constant'. Despite all of our transformations one thing remains true. We will not change our core ideology, our core ATS vision of being the most reliable and the most cost effective transportation service in Canada, for those industries in which we choose to serve. We will continue to explore opportunities to acquire complementary or competing businesses, within the limits set by the proposed tax legislation, and we will always display a powerful drive to progress that enables us to move forward and to adapt to whatever change may come, without ever compromising our ideals.

Here's to a successful 2007!

h i p

Michael Andlauer
President and Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Administrator to ATS Andlauer Income Fund

Management's Discussion and Analysis

December 31, 2006

The following management's discussion and analysis ("MD&A") as of February 13, 2007, is a review of the consolidated financial condition of ATS Andlauer Income Fund ("the Fund") for the periods ended December 31, 2006 and 2005, and the results of operations of the Fund for the twelve month period ended December 31, 2006 compared to the results of operations of the Fund for the three month period ended December 31, 2005 combined with the pre-acquisition results of operations of the Business, as defined below, for the nine month period ended September 30, 2005. The consolidated results include the accounts of the Fund, and its subsidiaries, ATS Andlauer Operating Trust ("ATSOT"), ATS Andlauer Transportation Services GP Inc. (the "GP"), and ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). It should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2006. The financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.

The following discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, litigation, projected costs, and proposed investments and plans and objectives of or involving the Fund and the business strategy, proposed acquisitions and budgets of ATS Andlauer LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this MD&A. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risks Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and ATS Andlauer LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

C O

OVERVIEW OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund's activities are limited to making certain investments including its investment in the securities of its subsidiaries. The Business, as defined below, is carried on by ATS Andlauer LP.

On September 30, 2005, the Fund completed an initial public offering (the "IPO") of 9,324,200 trust units ("Units") for $10.00 per Unit, for gross proceeds of $93.2 million. Concurrent with the closing of the IPO, the Fund used the gross proceeds from the sale of its Units to indirectly acquire an 80.1% interest in ATS Andlauer LP, comprising 9,324,200 Ordinary LP Units, and its general partner, the GP. ATS Andlauer LP used cash and the issuance of Exchangeable LP Units to acquire certain of the net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor"), for an aggregate purchase price of $121.6 million. The Vendor, controlled by the President and Chief Executive Officer of the GP, holds the remaining 19.9% interest in ATS Andlauer LP comprising 2,316,442 Exchangeable LP Units. The acquisition was accounted for by the purchase method.

ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 terminals across Canada and serves approximately 1,400 diversified customers.

BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

To provide more meaningful information to the reader, the following MD&A refers to the consolidated operating results of the Fund for the three month period ended December 31, 2006 compared to the three month period ended December 31, 2005 and the consolidated operating results of the Fund for the twelve month period ended December 31, 2006 compared to the operating results of the Fund for the three month period ended December 31, 2005 combined with the pre-acquisition operating results of the Business for the nine month period ended September 30, 2005. The pre-acquisition operating results of the Business are unaudited and readers are cautioned that the operating results presented for the twelve month period ended December 31, 2005 are not the results of the Fund. The combined results have been presented only to provide the reader with additional information to enhance the usefulness of this MD&A.

m m i t m e n t

SELECTED FINANCIAL AND OPERATING INFORMATION

For the three and twelve month periods ended December 31, 2006 compared to three month period ended December 31, 2005 and results of the Business for the twelve month period ended December 31, 2005.

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005[1]
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Earnings Statement Highlights				
Revenue	50,789	51,053	175,678	171,967
Gross margin[2]	19,462	20,913	66,214	66,350
Gross margin percentage[2]	38.32%	40.96%	37.69%	38.58%
Income before non-controlling interest	6,196	7,750	15,002	15,238
EBITDA and Adjusted EBITDA[1]	7,932	9,369	21,750	22,366
Income per Unit				
Basic	0.534	0.666	1.293	0.666
Diluted	0.533	0.666	1.290	0.666
Balance Sheet Highlights				
Total Assets	129,650	132,409	129,650	132,409
Total Liabilities	44,553	46,355	44,553	46,355
Distributions declared	0.5722	0.6463	1.3771	0.6463

[1] The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

[2] Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management of the GP ("Management") as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin and gross margin percentage have been calculated as follows:

s t r e n

	Three Months Ended December 31,		Three Months Ended December 31,	
	2006	2005	2006	2005[1]
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Revenue	50,789	51,053	175,678	171,967
Cost of sales	31,327	30,140	109,464	105,617
Gross margin	19,462	20,913	66,214	66,350
Gross margin (percentage) = Gross margin/Revenue	38.32%	40.96%	37.69%	38.58%

[5] EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. It was necessary to adjust EBITDA of the 2005 pre-acquisition results included in the twelve month period ended results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures". EBITDA and Adjusted EBITDA have been calculated as follows:

	Three Months Ended December 31,		Three Months Ended December 31,	
	2006	2005	2006	2005[1]
	(unaudited)	(audited)	(audited)	(unaudited)
	($ thousands)		($ thousands)	
Income before non-controlling interest	6,196	7,750	15,002	15,238
Plus: Net interest	2	16	63	205
Plus: Income taxes	-	-	-	4,233
Plus: Depreciation and amortization	1,734	1,603	6,685	2,101
	7,932	9,369	21,750	21,777
Add: Executive compensation and management fees	-	-	-	418
Other	-	-	-	171
EBITDA and Adjusted EBITDA	7,932	9,369	21,750	22,366

[1] The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.:

g t h

SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ thousands, except per unit amounts)	December 31, 2006 (Q4 06)	September 30, 2006 (Q3 06)	June 30, 2006 (Q2 06)	March 31, 2006 (Q1 06)	December 31, 2005 (Q4 05)
Revenue	50,789	42,540	40,775	41,574	51,053
Gross margin[1]	19,462	15,828	15,289	15,635	20,913
EBITDA	7,932	5,631	4,114	4,074	9,369
Income before non-controlling interest	6,196	3,974	2,436	2,396	7,750
Income per Unit					
Basic	0.534	0.342	0.210	0.206	0.666
Diluted	0.533	0.342	0.210	0.206	0.666
Cash and cash equivalents	265	32	1,024	441	264
Total assets	129,650	124,628	123,058	128,238	132,409
Total current liabilities	18,048	12,229	12,165	11,893	19,047
Long-term debt	3,349	3,749	3,000	7,364	3,948
Unitholders' equity	85,097	85,401	84,780	85,705	86,054
Non-controlling interest	23,156	23,249	23,113	23,276	23,360

[1] See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures"

Revenue

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to transport goods from one destination to another over a specified delivery period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. Revenue is generally categorized as either ground or air, depending on the primary mode of transport. Revenue is also generated from fuel surcharges through which fuel price increases are passed through to its customers.

Cost of Goods Sold and Expenses

The following costs are incurred in the delivery of services to customers:

• Linehaul — includes ground and air freight transfers between terminals. A combination of third party carriers, owner-operators and company drivers are used to facilitate the movement of freight, keeping costs variable.

• Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. Owner-operators who own the equipment used to deliver the freight are used extensively in the provision of such services. In addition, employee drivers are used for some city work using leased equipment and provide flexibility to add rental units or use third party carriers when necessary.

• Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, the company is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, the following costs are incurred:

• Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.

• Selling expenses, which include sales salaries, commissions and travel expenses.

• Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.

Seasonality of Operations

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

RESULTS OF OPERATIONS

For the three months ended December 31, 2006 compared to the three months ended December 31, 2005

	Three Months Ended December 31,	
	2006 (unaudited)	2005 (audited)
	($ thousands)	
Revenue	50,789	51,053
Cost of goods sold	31,327	30,140
Gross margin	19,462	20,913
Gross margin %	38.32%	40.96%
Terminal	7,412	7,597
Selling	1,047	1,240
Administration	3,071	2,707
Amortization	1,734	1,603
Interest Expense	2	16
Income before non-controlling interest	6,196	7,750

Revenue

Revenue for the three months ended December 31, 2006 was $50.8 million compared to $51.1 million for the same period in 2005, a decrease of $0.3 million or 0.52%. The decline in revenue period over period was a result of a lower volume of premium priced air shipments, offset by an increase in ground revenue.

Air freight forwarding revenue excluding fuel surcharges decreased by $1.3 million in the three month period ended December 31, 2006 compared to the same period in 2005. This was largely due to the decline of air revenue in the entertainment industry which was uncharacteristically high in the last quarter of 2005. Fuel surcharge revenue declined by $0.8 million from $5.2 million in 2005 to $4.4 million in 2006. Ground revenue increased by $1.8 million excluding fuel surcharge revenue during the three month period ended December 31, 2006.

Entertainment revenue declined by $1.8 million for the three months ended December 31, 2006 compared to the same period in 2005, offset by increases in the Retail and Pharmaceutical verticals.

Cost of Sales and Gross Margin

Cost of sales increased from $30.1 million for the three months ended December 31, 2005 to $31.3 million for the three months ended December 31, 2006; cost of sales as a percentage of revenue increased from 59.0% for the three months ended December 31, 2005 to 61.7% for the three months ended December 31, 2006. The increase was due in part to a reduction in high margin weekend revenue compared to the same quarter in 2005. Linehaul costs as a percentage of revenue increased in 2006 mainly due to a reduction in the premium weekend activity. Pickup & Delivery costs increased partly due to the reduction of the premium weekend activity and increased driver wages and owner operator costs in Western Canada.. Higher labour costs in Western Canada, especially Alberta, resulted in higher handling costs. Competitive pressures resulted in the lowering of prices in some verticals which also impacted margins. As a result, gross margin decreased from 40.96% for the three months ended December 31, 2005 to 38.32% for the same period in 2006.

Terminal Expenses

Terminal expenses decreased slightly from $7.6 million for the three months ended December 31, 2005 to $7.4 million for the three months ended December 31, 2006. The decrease was mainly due to a reduction in cargo claims and recoveries ($0.4 million), maintenance ($0.2million) which was offset by an increase in staff related costs ($0.1 million) and rent of ($0.3million). Terminal expenses as a percentage of revenue decreased from 14.88% for the three months ended December 31, 2005 to 14.59% for the three months ended December 31, 2006.

Selling and Administrative

Sales and marketing expenses decreased from $1.2 million for the three months ended December 31, 2005 to $1.0 million for the same period in 2006. The decrease in selling costs was due to a decrease in sales commissions as a result of restructuring sales staff and commission levels. Selling costs as a percentage of revenue decreased from 2.43% for the three months ended December 31, 2005 to 2.06% for the three months ended December 31, 2006.

For the three months ended December 31, 2006, administrative expenses increased from $2.7 million for the three months ended December 31, 2005 to $3.1 million for same period in 2006. The increase in administrative expenses in the current period compared to the same period in 2005 was due to an increase in employee costs ($0.1 million) and an increase in the incentive plan costs ($0.6 million), offset by Fund expenses which decreased by $0.1 million and $0.2 million of credit write-offs taken into income in 2006. Administration costs increased from 5.31% of revenue for the three months ended December 31, 2005 to 6.05% of revenue for the three months ended December 31, 2006.

Income before Non-controlling Interest

Income before non-controlling interest for the three month period ended December 31, 2006 was $6.2 million compared to $7.8 million for the same period in 2005 which was mainly due to lower margins as a result of a reduction in high margin weekend revenue relating to the Entertainment vertical.

EBITDA

EBITDA was $7.9 million for the three months ended December 31, 2006, down from $9.4 million in the same period in 2005, representing a decline of 15.34%. As a percentage of revenue, EBITDA was 15.60% for the three months ended December 31, 2006, compared to an EBITDA of 18.34% in the same period in 2005. EBITDA is a non-GAAP measures and may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA for these periods are calculated as follows:

	Three Months Ended December 31,	
	2006	2005
	(unaudited)	(audited)
	($ thousands)	
Income before non-controlling interest	6,196	7,750
Add:		
Interest	2	16
Depreciation and amortization	1,734	1,603
EBITDA	7,932	9,369

Amortization expenses increased in the three months ended December 31, 2006 due to the amortization of additions to fixed assets amounting to $0.1 million.

a b i l i t y

RESULTS OF OPERATIONS

For the twelve months ended December 31, 2006 compared to the twelve months ended December 31, 2005

	Twelve Months Ended December 31,	
	2006 (audited)	2005[1] (unaudited)
	($ thousands)	
Revenue	175,678	171,967
Cost of goods sold	109,464	105,617
Gross margin	66,214	66,350
Gross margin %	37.69%	38.58%
Terminal	29,049	29,121
Selling	4,446	5,744
Administration	10,969	9,708
Amortization	6,685	2,101
	51,149	46,674
Interest Expense	63	205
Provision for income tax	-	4,233
Income before non-controlling interest	15,002	15,238

[1] The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

Revenue

Revenue for the year ended December 31, 2006 was $175.7 million, an increase of $3.7 million or 2.16% over $172.0 million in 2005. The increase was the result of revenue growth in all major customer categories except Entertainment which declined by $3.0 million compared to 2005.

Ground revenue for the year, excluding fuel surcharges, increased by $7.5 million. Fuel surcharge revenue increased by $1.5 million compared to 2005 due to increased revenue. These revenue increases were offset by a decrease in air freight forwarding revenue, excluding fuel surcharges, of $5.1 million mainly on account of lower revenue relating to the Entertainment vertical in the last two quarters of 2006 compared to the same quarters of 2005.

Cost of Sales and Gross Margin

Cost of sales increased from $105.6 million for the year ended December 31, 2005 to $109.5 million for the year ended December 31, 2006; cost of sales as a percentage of revenue was higher at 62.31% for the twelve months ended December 31, 2006 compared to 61.42% for the twelve months ended December 31, 2005. The gross margin decreased from 38.58% in 2005 to 37.69% in 2006.

Linehaul costs increased largely due a reduction in the premium entertainment business in 2006 compared to 2005 and as a result of a change in the mix of freight . Linehaul costs increased by 0.65% of revenue compared to last year. Pickup and delivery costs increased due to the replacement of dry units with temperature controlled units during the year resulting in higher leased costs. Pickup and delivery costs increased by 0.28% of revenue compared to last year. Handling costs increased due to increased labour costs in Alberta. The increase in handling costs represented 0.15% of the decrease in gross margin compared to 2005. Competitive pressures resulted in the lowering of prices in some verticals which also impacted margins.

Terminal Expenses

Terminal expenses declined from $29.1 million for the year ended December 31, 2005 to $29.0 million in 2006. Terminal expenses as a percentage of revenue decreased from 16.93% for the year ended December 31, 2005 to 16.54% for the year ended December 31, 2006. Terminal employee costs increased by $0.7 million in 2006 compared to 2005 mainly due to cost of living increases. This increase was largely offset by a reduction in cargo claims amounting to $0.6 million.

Selling and Administrative

Sales and marketing expenses decreased from $5.7 million for the year ended December 31, 2005 to $4.4 million in 2006. The decrease in selling costs was due to decreases in sales commissions and payment incentive costs as a result of a re-organization of the sales force and changes in contractual agreements with customers. Selling costs as a percentage of revenue decreased from 3.34% for the year ended December 31, 2005 to 2.53% for the year ended December 31, 2006.

Administrative expenses increased from $9.7 million for the year ended December 31, 2005 to $11.0 million in 2006 due mainly to staff related costs which increased by $0.6 million year over year and increased costs associated with being a public reporting entity (these costs did not exist for the period January to September 2005) of approximately $0.9 million of which $0.4 million related to compensation expense recorded during the year relating to the long-term incentive plan awarded for 2005. As a percentage of revenue, administrative expenses increased from 5.65% for the year ended December 31, 2005 to 6.24% for the year ended December 31, 2006.

Income before Non-controlling Interest

Income before non-controlling interest for the year ended December 31, 2006 was $15.0 million compared to $15.2 million for 2005.

EBITDA and Adjusted EBITDA

It was necessary to adjust 2005 EBITDA as it includes the pre-acquisition operating results of the Business for the nine months ended September 30, 2005 to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA are non-GAAP measures and may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA was $21.8 million for the year ended December 31, 2006, down from $22.4 million of Adjusted EBITDA in 2005, representing a decline of 2.75%. As a percentage of revenue, EBITDA was 12.38% for the year ended December 31, 2006, compared to an Adjusted EBITDA of 13.01% in 2005.

EBITDA and Adjusted EBITDA for these periods are calculated as follows:

	Twelve Months Ended December 31,	
	2006	2005[1]
	(audited)	(unaudited)
	($ thousands)	
Income before non-controlling interest	15,002	15,238
Add:		
Interest	63	205
Income taxes	-	4,233
Depreciation and amortization	6,685	2,101
	21,750	21,777
Add: Executive compensation and management fees	-	418
Other	-	171
EBITDA and Adjusted EBITDA	21,750	22,366

[1] The results of operations for the twelve month period ended December 31, 2005 is comprised of the unaudited pre-acquisition results of the Business for the nine month period ended September 30, 2005 combined with the audited results of the Fund for the three month period ended December 31, 2005.

Amortization expense increased in the year ended December 31, 2006 mainly due to the amortization of intangible assets amounting to $6.1 million and amortization of assets acquired during the year. The intangible assets were acquired as part of the acquisition of the Business as part of the IPO process.

Income tax expense was recorded at an effective rate of 36.15% for the nine months ended September 30, 2005. The Fund is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the trustees of the Fund (the "Trustees") intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, there was no income tax provision for the three month period ended December 31, 2005 and the year ended December 31, 2006.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees. The policy allows the Fund to make monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund makes monthly cash distributions to the unitholders of record on the last day of each month, payable on or about the 15th day of the following month.

Distributable cash and payout ratio are terms that are used on occasion in this MD&A that are non-GAAP measures and do not have standardized meanings prescribed by GAAP. Therefore, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

The Fund reviews its historical and expected results on a regular basis which also includes consideration of economic conditions in order to assess the appropriateness of its distribution policy. The

Fund strives to achieve a sustainable and attractive level of distributions for its unitholders.

Based on this review, and the financial performance of the Fund, the following table summarizes the cash distributions for the year ended December 31, 2006:

		Units		Exchangeable LP Units ($ thousands except per unit amounts)		Total		
Record date	Date distribution paid/payable	Declared $	Paid $	Declared $	Paid $	Declared $	Per Unit $	Paid $
Regular Distributions								
January 31, 2006	February 15, 2006	755	755	187	187	942	0.0810	942
February 28, 2006	March 15, 2006	755	755	187	187	942	0.0810	942
March 31, 2006	April 17, 2006	755	755	187	187	942	0.0810	942
April 30, 2006	May 15, 2006	869	869	216	216	1,085	0.0932	1,085
May 31, 2006	June 15, 2006	869	869	216	216	1,085	0.0932	1,085
June 30, 2006	July 17, 2006	869	869	216	216	1,085	0.0932	1,085
July 31, 2006	August 15, 2006	877	877	218	218	1,095	0.0941	1,095
August 31, 2006	September 15, 2006	877	877	218	218	1,095	0.0941	1,095
September 30, 2006	October 15, 2006	877	877	218	218	1,095	0.0941	1,095
October 31, 2006	November 15, 2006	908	908	226	226	1,134	0.0974	1,134
November 30, 2006	December 15, 2006	908	908	226	226	1,134	0.0974	1,134
December 31, 2006	January 15, 2007	908	-	226	-	1,134	0.0974	-
Special Distributions								
December 29, 2006	March 15, 2007	2,611	-	648	-	3,259	0.2800	-
		12,838	9,319	3,189	2,315	16,027	1.3771	11,634

Distributions are paid on Units and Exchangeable LP Units. As of February13, 2007 the following Units and Exchangeable LP Units were outstanding:

Units outstanding	9,293,923
Units held by the Fund for long-term incentive plan	30,277
Total Units	9,324,200
Exchangeable LP Units[1]	2,316,442
	11,640,642

[1] Each Exchangeable LP Unit has one Special Voting Unit attached thereto.

During the first quarter 2006, the Fund made regular distributions of $0.243 per Unit in total ($0.081 per Unit), consistent with the monthly distributions contemplated in the Fund's IPO prospectus of $0.081 per Unit. During the second quarter of 2006, the Fund announced two consecutive increases to its regular monthly distributions raising the monthly amount from $0.081 per Unit to $0.0941 per Unit, a 16.2% increase on a cumulative basis. On October 17, 2006, a third increase to monthly distributions was announced by the Fund. Monthly distributions increased from $0.0941 per Unit to $0.0974 per Unit. The increase was effective for the fourth quarter 2006 distributions of which the first distribution was paid on October 15, 2006, to unitholders of record on September 30, 2006.

In 2005, the Fund declared a special cash distribution of $0.334 per Unit and a special non-cash distribution in the form of Units with a value of $0.065 per Unit. The special distributions were paid on March 31, 2006 to unitholders of record on December 31, 2005. The Units distributed as part of the special non-cash distribution were distributed on a pro rata basis and were included in unitholders' income for the 2005 calendar year. Immediately after the pro rata distribution of Units, the number of outstanding Units were consolidated, such that each unitholder, following the consolidation, held the same number of Units as before the non-cash distribution, and there was no change in the total number of Units outstanding.

On December 8, 2006, before the finalization of its aggregate taxable income for the fiscal year ended December 31, 2006, the Fund announced, in addition to its regular monthly distribution for December, a special cash distribution of $0.2100 per Unit payable on March 15, 2007 to Unitholders of record on December 29, 2006. Subsequent to the year end, the Fund determined that the estimated special cash distribution announced on December 8, 2006 will increase to $0.2800 per Unit.

Distributable Cash per Unit (Fund Units, and Exchangeable LP Units)

($ thousands except per Unit amounts)

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
Earnings before interest, taxes, depreciation and amortization and non-controlling interest	9,369	7,932	21,750
	16	2	63
Less: Net interest paid	220	297	336
Less: Maintenance capital expenditures[1]	-	-	512
Less: Purchase of units held for long-term incentive plan			
Distributable cash	9,133	7,633	20,839
Distributable cash per unit[2]	0.785	0.656	1.790
Cash distributions declared	6,766	6,661	16,027
Cash distributions declared per Unit[2]	0.581	0.572	1.377
Payout ratio cash distributions	74%	87%	77%

[1] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

[2] Calculated based on 11,640,642 units outstanding

It is the Fund's policy to review the monthly distribution on a periodic basis and to maintain a payout ratio in the range of 80%-90%. The payout ratios, or cash distributions declared expressed as a percent of distributable cash, were 74%, 87% and 77% for the three month periods ended December 31, 2005 and 2006 and the twelve month period ended December 31, 2006, respectively. The excess of distributable cash over cash distributions to unitholders was retained to fund acquisitions of capital assets and reduce existing debt.

In addition to the reconciliation of earnings before interest, taxes, depreciation and amortization and non-controlling interest to distributable cash as outlined above, the following table provides a reconciliation of cash flow from operating activities to distributable cash for the three and twelve month periods ended December 31, 2006:

Reconciliation of Distributable Cash to Cash from Operating Activities

($ thousands except per Unit amounts)

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
Cash from operating activities	11,548	4,069	14,693
Adjusted for non-cash items			
Less: (Gain)/loss on disposal of assets[1]	-	(4)	64
Less: Net change in non-cash working capital[2]	2,579	(3,255)	(3,645)
Maintenance and expenditures[3]	(220)	(297)	(336)
Distributions paid to non-controlling interest[4]	384	670	3,277
Long-term incentive plan expense		(68)	(376)
Distributable cash	9,133	7,625	20,839

[1] Loss on disposal of assets effectively increases the cost of maintenance capital expenditures, while proceeds on disposal of assets effectively decrease such expenditures. Therefore losses are considered non-distributable to unitholders and proceeds considered distributable.

[2] Net change in non-cash working capital is not included in the calculation of distributable cash. Working capital investments are funded through a combination of cash flow not distributed and the Credit Facilities (see "Liquidity and Capital Resources")

[3] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

[4] Distributable cash is calculated on a fully diluted basis however distributions paid to the non-controlling interest are deducted from cash from operations in the statement of cash flows.

p a r t n e r s h i p

LIQUIDITY AND CAPITAL RESOURCES

For year ended December 31, 2006, the Fund has utilized cash from operations and funds under ATS Andlauer LP's credit facilities to maintain existing capacity. The following table provides an overview of cash flows for the year ended December 31, 2006:

	Twelve months ended December 31, 2006 ($ thousands) (audited)
Net inflow (outflow) of cash related to:	
Operating activities	14,693
Investing activities	(842)
Financing activities	(13,850)
Increase in cash resources	1

Cash from Operating Activities

Cash from operating activities was $14.7 million for the year ended December 31, 2006. Operating income, adjusted for non-cash amortization, units purchased on behalf of the long-term incentive plan and associated compensation expense and distributions paid in excess of non-controlling interest, contributed $18.3 million. Non-cash working capital decreased by $3.6 million.

Cash Used for Investing Activities

Cash used for investing activities related to the purchase and sale of capital assets, including the purchase of in-line cameras, forklifts and a power generator which amounted to $1.0 million. See "Capital Expenditures" below for a discussion.

Cash from Financing Activities

Cash outflow from financing activities was $13.8 million for the year ended December 31, 2006 and consisted of the net repayment of $0.6 million relating to the Credit Facility, as described below, during the period and $0.1 million related to additional deferred financing costs. Distributions totaling $13.2 million were paid on Fund Units during the period which included $3.9 million relating to distributions declared and payable at the end of fiscal 2005 and $9.3 million relating to distributions declared in 2006.

Credit Facilities

At the time of its IPO, ATS Andlauer LP established credit facilities with a Canadian chartered bank. These credit facilities consist of a three year committed $15.0 million revolving credit facility to finance general operating requirements, as well as a three year committed $4.0 million revolving credit facility to finance leases of operating assets, (collectively the "Credit Facility"). Security for the Credit Facility includes a first security interest on substantially all of the assets of the Fund and its subsidiaries, including accounts receivable. Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The Credit Facility is subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and does not require principal repayment until the end of the term. The terms of the Credit Facility are subject to change from time to time. The Credit Facility may in certain circumstances restrict the ability of ATS Andlauer LP to pay distributions to the holders of its units, including the Fund, and of the Fund to pay distributions to unitholders if the payment would result in a default under the Credit Facility. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at December 31, 2006.

As of December 31, 2006, the Fund has borrowed $3.4 million at an effective rate of 6.0% under the $15.0 million three year committed revolving credit facility.

Management believes that the credit facilities are sufficient to meet the Fund's working capital requirements.

Capital Expenditures

During the twelve month period ended December 31, 2006, ATS Andlauer LP incurred minimal capital expenditures which is consistent with historical levels and is a direct result of the strategic business decision to lease rather than own equipment and facilities. ATS Andlauer LP estimated to spend approximately $0.8 million in capital expenditures in fiscal 2006 of which approximately $0.4 million was estimated to be maintenance capital. As at December 31, 2006 the Fund has spent approximately $1.0 million in capital expenditures of which $0.5 was related to maintenance capital expenditures. Future capital expenditures (other than acquisitions) will be funded from cash flow generated from operations and lease financing.

ATS Andlauer LP considers maintenance and refurbishment of existing facilities and trucks, and cash proceeds on disposal of capital assets as maintenance capital expenditures and appropriately deducts these amounts from distributable cash. Growth capital expenditures were not included in the calculation of distributable cash and were funded with operating cash flow not distributed and are considered to be expenditures undertaken to promote business expansion, primarily consisting of acquisitions and terminal development.

The following table provides a summary of maintenance capital expenditures deducted from distributable cash for the three and twelve month periods ended December 31, 2006:

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
Total capital expenditure	506	763	986
Growth capital expenditures (not deducted from distributable cash)	(275)	(446)	(506)
Maintenance capital expenditures	231	317	480
Cash proceeds on disposal of capital assets	(11)	(20)	(144)
Maintenance capital expenditures deducted from distributable cash	**220**	**297**	**336**

SUMMARY OF CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2006, the Fund did not have any off-balance sheet arrangements other than those contractual obligations of ATS Andlauer LP disclosed below:

	Payments ($ thousands)						
	Total	2007	2008	2009	2010	2011	Thereafter
Premise leases [1] [2]	50,553	7,494	6,978	6,567	6,222	5,991	17,301
Equipment leases [1] [3]	19,916	5,686	5,226	3,843	2,444	1,885	832
Total [4]	70,469	13,180	12,204	10,410	8,666	7,876	18,133

[1] Payments for operating leases are deducted from cash flow from operating activities.

[2] Premise leases include minimum lease payment obligations associated with leases for office and terminal space.

[3] Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.

[4] Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties include ATS Andlauer LP's purchase of the Business of the Vendor, a company controlled by the President and Chief Executive Officer of the GP. In addition, the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of the financial statements, are held by the Vendor.

Consistent with historical practice, the Fund entered into transactions during the year with related parties that were incurred in the normal course of business at terms similar with unrelated parties.

These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in the financial statements are the following transactions and balances as at and for the three and twelve month periods ended December 31, 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a fund trustee:

	Three months ended December 31, 2005	Three months ended December 31, 2006	Twelve months ended December 31, 2006
		($ thousands)	
Revenue			
Transportation services	$ 1,899	$ 2,047	$ 7,617
Cost of goods sold			
Transportation services	1,680	1,686	6,596
Contract labourer services	2,204	1,677	5,564
Expenses (recovery)			
Facility and equipment rent	380	193	713
Facility rent	(262)	(32)	18
Shared services	(234)	(159)	(594)
Payment incentive	41	42	136
Accounts receivable	1,353	1,373	1,373
Accounts payable and accrued liabilities	1,579	885	885

LONG TERM INCENTIVE PLAN

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $551,000 of incentives to be paid in the form of Units, under the Plan. This amount will be recognized as compensation expense over the two year vesting period.

In March 2006, the Compensation Committee granted $512,000 of incentives, to be paid in the form of Units, under the Plan in relation to the Plan award for fiscal 2005. In accordance with the Plan, 45,416 Units were purchased on behalf of Plan participants. As at December 31, 2006, 30,277 Units are held in trust by the Fund and have not vested to Plan participants, of which 15,139 Units will vest on March 8, 2007 and will be transferred to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $376,000 has been recorded as a compensation expense the year ended December 31, 2006.

SUBSEQUENT EVENTS

In a press release dated January 15, 2007, the Fund announced that it had filed with Toronto Stock Exchange (the "TSX") and received approval to repurchase, through the facilities of the TSX for cancellation, up to 871,436 of its outstanding Units, representing approximately 10% of the "public float" of the Units outstanding on January 15, 2007, calculated in accordance with the rules of the TSX. As at the date of this MD&A, the Fund has made no repurchases of Units under the normal course issuer bid.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing its financial statements and accounting for the underlying transactions and balances, the Fund has applied the accounting policies as disclosed in the notes to the financial statements of the Fund. Preparation of the Fund's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The Fund evaluates estimates and judgments on an ongoing basis including those related to the determination of reserves for the allowance for doubtful accounts, amortization expense, and evaluation of contingent liabilities. Estimates are based on historical experience and various other factors believed to be reasonable under the circumstances. The more significant accounting estimates are as follows:

Revenue Recognition

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued for as incurred.

Accounts Receivable Valuation

ATS Andlauer LP records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer LP also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. A valuation allowance of $0.7 million was recorded at December 31, 2006.

Capital Assets and Amortization

Capital assets of ATS Andlauer LP are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease or 60 months for open-end leases
Pickup and delivery equipment	20% declining balance

Allocation of Purchase Price

The allocation of fair value of tangible and intangible assets acquired on the acquisition of the Business and the related amortization periods are dependent on judgements and assumptions which may vary from actual results.

Stock-based compensation

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. The Fund uses the fair value based method of accounting for stock-based compensation. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

For the year ended December 31, 2006, $0.4 million of compensation expense was recorded based on awards granted under the Plan during March 2006.

Financial Instruments

ATS Andlauer LP's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities and are shown at fair value. It is Management's opinion that ATS Andlauer LP is not exposed to significant interest rate or currency risks. Financial instruments that potentially subject ATS Andlauer LP to concentrations of credit risk consist principally of accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates — Accounts receivable valuation".

FINANCIAL DISCLOSURE

Information Disclosure Controls and Procedures

Disclosure controls and procedures within the Fund and the GP are designed to provide reasonable assurance that appropriate and timely decisions are made regarding public disclosure. This is accomplished through the establishment of systems that identify and communicate relevant information to persons responsible for preparing public disclosure items, in accordance with the Disclosure Policy adopted jointly by the Trustees of the Fund and the Directors of the GP.

An evaluation of the effectiveness of the Fund's and the GP's disclosure controls and procedures, as defined under the rules of the Canadian Securities Administrators, was conducted at December 31, 2006 by management, including the Chief Executive Officer of the GP and the Chief Financial Officer of the GP. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures of the Fund and the GP are effective.

Lastly, this MD&A was reviewed by the Disclosure Officers of the Fund (individuals authorized to communicate with the public about information concerning the Fund), the Audit and Governance Committee and the Board of Directors of the GP and the Board of Trustees of the Fund, all of whom approved it prior to its publication.

Internal Controls over Financial Reporting

During 2006, the Fund began its documentation and assessment of internal controls over financial reporting, leading to the regulatory certification of its annual filings. The Fund has documented and assessed the design of the internal controls in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. This undertaking has enabled the Chief Executive Officer and Chief Financial Officer to attest that internal controls over financial reporting are designed to provide reasonable assurance that its financial reporting is reliable and that the Fund's consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

During the year ended December 31, 2006, no changes to internal controls over financial reporting had or are reasonably likely to materially affect internal controls over financial reporting.

RISK FACTORS

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Fund has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Fund's performance.

Reliance on Major Customers; Contract Renewals

A significant proportion of ATS Andlauer LP's customers are under contract, with most of those contracts being able to be terminated on short notice. In addition, most of ATS Andlauer LP's customer contracts are subject to renewal annually. There can be no assurance that current customers will continue their relationships with ATS Andlauer LP or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past.

Use of Third Party Transportation Providers

As an air freight forwarder, ATS Andlauer LP purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders. ATS Andlauer LP routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders.

Dependence on Personnel

The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the ATS Andlauer LP. Any shortage of qualified drivers and/or owner-operators may result in the inability of ATS Andlauer LP to accept new customers or the inability of ATS Andlauer LP to meet existing customer obligations. It would be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which ATS Andlauer LP may mot be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on ATS Andlauer LP resulting in a reduction in cash available for distribution to Unitholders.

Information Technology

ATS Andlauer LP has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer LP's information systems and databases or the information contained in its information systems was lost, ATS Andlauer LP's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer LP's financial condition, results of operation, and the amount of cash available for distribution to unitholders could be materially adversely affected.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Annual Information Form of the Fund, dated March 23, 2006 available at www.sedar.com.

OUTLOOK

2006 yielded a solid operational performance for the Fund. While revenue growth was 2% and EBITDA slightly underperformed 2005, the Fund increased its monthly distributions by approximately 20%, while maintaining an approximate 80% payout ratio, as compared to distributions made immediately following the IPO in September 2005 to its unitholders. The Fund remains conservatively financed with a debt-to-equity ratio of 0.19:1 and $14.8 million of working capital. In addition, the Fund has a $15.0 million credit facility, of which minimal amounts had been utilized as at December 31, 2006. This provides the Fund with a high degree of flexibility and should allow it to meet ongoing requirements for capital expenditures, working capital and distributions over the next 12 months.

The Fund expects to continue to achieve organic growth with the existing customer base and obtain new customers due to its competitive position in the healthcare industry, in particular its ability to offer temperature management services.

In addition, the Fund will continue to explore opportunities to acquire complementary or competing businesses, within the limits set by the proposed tax legislation. The Fund will be moving its Toronto operations to a new state of the art facility in mid 2007. Along with new terminals in Montreal (2005) and Vancouver (2006), the Fund will be poised to handle additional capacity resulting from acquisitions and organic growth.

DEFINITION OF EBITDA, ADJUSTED EBITDA, DISTRIBUTABLE CASH AND NON-GAAP MEASURES

References in this MD&A to:

"**EBITDA**" are to net income before provision for interest, income taxes, depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Adjusted EBITDA**" are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

"**Distributable cash**" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities. See "Distributable Cash and Distributions" for a reconciliation of Distributable cash to cash from operating activities before net changes in non-cash working capital.

"**Gross margin**" is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

"**Payout ratio**" is a non-GAAP measure that represents a comparison of distributions declared to distributable cash. Management believes that the payout ratio is an indicator of the Fund's conservatism and its ability to continue to make distributions to unitholders at current rates.

EBITDA, Adjusted EBITDA, Distributable cash, Gross margin and Payout ratio are measures that are not recognized by generally accepted accounting principles in Canada ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA, Distributable Cash, Gross margin and Payout ratio may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Adjusted EBITDA and Distributable Cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Fund's performance.

ADDITIONAL INFORMATION

Additional information relative to the Fund including the Fund's Annual Information Form, may be found on SEDAR at www.sedar.com.

Management's Responsibility for Financial Reporting

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of ATS Andlauer Income Fund and all information in this annual report are the responsibility of management of ATS Andlauer Transportation Services GP Inc., Administrator to ATS Andlauer Income Fund ("Management"), and have been approved by the Board of Trustees.

The financial statements have been prepared by Management in conformity with generally accepted accounting principles in Canada. They include some amounts that are based on Management's best estimates and judgement. Financial information included elsewhere in the annual report is consistent with that in the financial statements.

Management has developed and maintains an internal accounting system and administrative controls in order to provide reasonable assurance that the financial transactions are properly recorded and carried out with the necessary approval, and that the consolidated financial statements are properly prepared and the assets properly safeguarded.

The Board of Trustees carries out its responsibilities for the financial statements in this annual report principally through its Audit and Governance Committee (the "Committee"). The Committee reviews the Fund's annual consolidated financial statements and recommends their approval to the Board of Trustees.

These financial statements have been audited by the external auditors, Deloitte and Touche LLP, whose report follows.

Michael Andlauer
President and Chief Executive Officer

February 13, 2007

Auditors' Report

AUDITORS' REPORT

To the Unitholders of
ATS Andlauer Income Fund

We have audited the consolidated balance sheets of ATS Andlauer Income Fund as at December 31, 2006 and 2005 and the consolidated statements of income, unitholders' equity and cash flows for the periods then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

February 7, 2007
Chartered Accountants
Toronto, Ontario

Consolidated Financial Statements

December 31, 2006

Consolidated Balance Sheets

As at December 31, 2006
(in thousands of dollars)

		2006		2005
ASSETS				
Current				
Cash and cash equivalents	$	265	$	264
Accounts receivable		28,649		28,182
Prepaid expenses and deposits		4,170		1,550
		33,084		29,996
Deferred financing costs		63		44
Capital assets *(note 4)*		2,709		2,455
Intangible assets *(note 5)*		57,950		64,070
Goodwill		35,844		35,844
	$	129,650	$	132,409
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	13,655	$	14,213
Distributions payable to unitholders *(Note 10)*		3,519		3,872
Distributions payable to non-controlling interest *(Note 10)*		874		962
		18,048		19,047
Long-term debt *(Note 6)*		3,349		3,948
		21,397		22,995
Non-controlling interest *(Note 7)*		23,156		23,360
		44,553		46,335
EQUITY				
Unitholders' equity		85,097		86,054
	$	129,650	$	132,409

The accompanying notes are an integral component of the consolidated financial statements.

On Behalf of the Board"

David Matheson, Director

Michael Andlauer, Director

Consolidated Statements of Income

Period ended December 31, 2006

(in thousands of dollars, except per Unit amounts)

	2006	2005
Revenue	$ 175,678	$ 51,053
Cost of goods sold	109,464	30,140
	66,214	20,913
Expenses		
Terminal	29,049	7,597
Selling	4,446	1,240
Administration	10,969	2,707
Amortization of capital assets	524	69
Amortization of intangible assets	6,120	1,530
Interest expense, net of interest income	104	20
	51,212	13,163
Income before non-controlling interest	15,002	7,750
Non-controlling interest	2,985	1,542
Net income	$ 12,017	$ 6,208
Basic and diluted income per Unit *(Note 9)*	$ 1.293	$ 0.666
Diluted income per Unit *(Note 9)*	$ 1.290	$ 0.666

The accompanying notes are an integral component of the consolidated financial statements.

Consolidated Statements of Unitholders' Equity

Period ended December 31, 2006
(in thousands of dollars)

	Trust Units	Contributed Surplus	Net Income	Distributions	Total
Opening, August 22, 2005	$ --	$ --	$ --	$ --	$ --
Unit issue proceeds *(Note 8)*	93,242	--	--	--	93,242
Cost to issue Units *(Note 8)*	(7,976)	--	--	--	(7,976)
Net income	--	--	6,208	--	6,208
Distributions *(Note 10)*	--	--	--	(5,420)	(5,420)
Balance, December 31, 2005	$ 85,266	$ --	$ 6,208	$ (5,420)	$ 86,054
Net income	--	--	12,017	--	12,017
Distributions *(Note 10)*	--	--	--	(12,838)	(12,838)
Units acquired for long-term incentive plan	(512)	--	--	--	(512)
Units vested to participants of long-term incentive plan	170	--	--	--	170
Long-term incentive plan expense on unvested Units	--	206	--	--	206
Closing, December 31, 2005	$ 84,924	$ 206	$ 18,225	$ (18,258)	$ 85,097

The accompanying notes are an integral component of the consolidated financial statements.

Consolidated Statements Of Cash Flows

Period ended December 31, 2006

(in thousands of dollars)

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		2006		2005 *(Note 3)*
Operating activities				
Net income	$	12,017	$	6,208
Items not affecting cash				
Amortization		6,685		1,603
Loss on disposal of assets		64		--
Purchase of Units held by Fund for long-term incentive plan		(512)		--
Long-term incentive plan expense		376		--
Non-controlling interest (less than) in excess of distributions paid		(292)		1,158
		18,338		8,969
Net change in non-cash working capital balances *(Note 13)*		(3,645)		2,579
		14,693		11,548
Investing activities				
Business acquisition *(Note 2)*		--		(98,407)
Purchase of capital assets		(986)		(506)
Proceeds on disposal of capital assets		144		11
		(842)		(98,902)
Financing activities				
Net proceeds from the issuance of Units		--		85,266
Proceeds from long-term debt		13,514		9,543
Repayment of long-term debt		(14,113)		(5,595)
Deferred financing costs		(60)		(48)
Distributions paid to unitholders		(13,191)		(1,548)
		(13,850)		87,618
INCREASE IN CASH AND CASH EQUIVALENTS		1		264
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		264		--
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	265	$	264
SUPPLEMENTARY INFORMATION				
Interest paid	$	154	$	37
Interest received		91	$	21

The accompanying notes are an integral component of the consolidated financial statements.

in thousands of dollars except per Unit amounts

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. (the "GP"). The Fund was inactive prior to completing an initial public offering (the "IPO") of its trust units ("Units"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005.

The Fund is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies.

2. INITIAL PUBLIC OFFERING AND ACQUISITION

On September 30, 2005, the Fund completed the IPO of 9,324,200 Units for $10.00 per Unit, for gross proceeds of $93,242. The cost of issuing Units was $7,976 for net proceeds of $85,266.

On September 30, 2005, in conjunction with the IPO, the Fund used the proceeds of the offering, together with a portion of the funds drawn under its credit facilities and the issuance of Exchangeable Limited Partnership Units of ATS Andlauer LP, to acquire the Business of the Vendor for an aggregate purchase price of $121,571.

The acquisition has been accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

Net working capital	$ 18,098
Capital assets	2,029
Other intangible assets	65,600
Goodwill	35,844
	$ 121,571
Consideration	
Cash	$ 98,407
Exchangeable Limited Partnership Units *(Note 7)*	23,164
	$ 121,571

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Fund have been prepared by management in accordance with Canadian generally accepted accounting principles.

As the Fund commenced operations on September 30, 2005 with the purchase of the Business, comparative information for the statements of income, unitholders' equity and cash flows is for the period September 30, 2005 to December 31, 2005.

The significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Fund and its subsidiaries, ATS Andlauer Operating Trust, the GP, and ATS Andlauer LP. All significant inter-company transactions have been eliminated on consolidation.

Revenue recognition

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing

adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued as incurred.

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized and is tested for impairment on an annual basis or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Intangible assets

Intangible assets acquired that have a definite life, such as customer relationships and proprietary technology, are capitalized and amortized on a straight-line basis over their estimated useful lives of ten years and six years, respectively, and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

Intangible assets acquired that have an indefinite useful life, such as trademarks, are not amortized and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized for the excess, if any.

Impairment of long-lived assets

The Fund reviews its long-lived assets, such as capital assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than carrying amount of an asset, a loss, if any, is recognized to the extent that the carrying amount exceeds the fair value of the asset.

Deferred financing costs

Financing costs related to credit facilities are capitalized and amortized on a straight-line basis over the term of the credit facilities.

Long-term incentive plan

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

Non-controlling interest

Non-controlling interest represents the retained interest of the Vendor in the Fund through its ownership of exchangeable limited partnership units in ATS Andlauer LP, a subsidiary. Exchangeable unitholders are entitled to earnings that are economically equivalent to distributions of the Fund. The exchangeable units were recorded at the value which the Fund's Units were issued to the public through the IPO. Exchanges of exchangeable units are recorded at the carrying value of the exchangeable units at issuance net of net income and distributions attributable to participating units to the date of the exchange.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The more significant accounting estimates relate to revenue adjustments and the allocation of the purchase price of the acquired business to the identifiable net assets and their related useful lives. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4. CAPITAL ASSETS

Capital assets consist of the following:

	December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
Pickup and delivery equipment	$ 2,050	$ 332	$ 1,718
Leasehold improvements	628	112	516
Furniture	594	130	464
Computer equipment	16	5	11
	$ 3,288	$ 579	$ 2,709

	December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value
Pickup and delivery equipment	$ 1,289	$ 25	$ 1,264
Leasehold improvements	629	28	601
Furniture	590	15	575
Computer equipment	16	1	15
	$ 2,524	$ 69	$ 2,455

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 56,200	$ 7,025	$ 49,175
Proprietary technology	3,000	625	2,375
Trademarks	6,400	-	6,400
	$ 65,600	$ 7,650	$ 57,950

	December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value
Customer relationships	$ 56,200	$ 1,405	$ 54,795
Proprietary technology	3,000	125	2,875
Trademarks	6,400	-	6,400
	$ 65,600	$ 1,530	$ 64,070

6. LONG-TERM DEBT

The Fund has a three year committed credit facility maturing September 30, 2008 consisting of a $15,000 revolving facility to finance general operating requirements and a $4,000 revolving facility to finance future leases of operational assets (collectively, the "Credit Facility"). Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the banker's acceptance rate plus 1.5% and 2.25%. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at December 31, 2006. The Credit Facility is collateralized by a general security agreement covering all present and future assets of the Fund and its subsidiary companies, and does not require principal repayment until the end of the term.

As of December 31, 2006, the Fund has borrowed $3,349 under the Credit Facility at an effective interest rate of 6.00% (December 31, 2005 - $3,948 at 4.79%). Lease commitments resulting from operational assets financed under the $4,000 revolving facility are included in operating lease commitments in Note 15 of these financial statements.

7. NON-CONTROLLING INTEREST

	Number		Amount
ATS Andlauer Transportation Services LP			
Exchangeable Units			
Issued on initial public offering	2,316,442	$	23,614
Allocation of income - 2005	-		1,542
Distributions declared	-		(1,346)
Balance, December 31, 2005	2,316,442		84,925
Allocation of income	-		2,985
Distributions declared	-		(3,189)
Closing, December 31, 2006	2,316,442	$	23,156

ATS Andlauer Transportation Services LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by ATS Andlauer LP have economic and voting rights equivalent to the Units (Note 8), except in connection with the exchangeability terms. They are exchangeable, directly or indirectly, on a one-for-one basis for Units at the option of the holder, under the terms of an Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Units before transferring to third parties. As a result, they have been treated as a non-controlling interest. Each Exchangeable LP Unit entitles the holder to receive distributions from ATS Andlauer LP pro rata with distributions made on Units.

8. UNITHOLDERS' EQUITY

The beneficial interests in the Fund are divided into interests of two classes, described and designated as Units and Special Voting Units, respectively. An unlimited number of Units and Special Voting Units may be authorized and issued pursuant to the Declaration of Trust.

Units

Each Unit is transferable and represents an equal undivided beneficial interest in any distributions of the Fund and in the net assets of the Fund. All Units have equal rights and privileges. Each Unit entitles the holder to participate equally in all allocations and distributions and to one vote at all meetings of unitholders for each whole Unit held.

	Number		Amount
Units issued and outstanding			
Issued on initial public offering	9,324,200	$	93,242
Issuance costs	-		(7,976)
Balance, December 31, 2005	9,324,200		85,266
Units acquired by Fund for long-term incentive plan	(30,277)		(341)
Balance, December 31, 2006	9,293,923	$	84,925

In January 2007, the Fund was approved by the Toronto Stock Exchange to make a normal course issuer bid to purchase for cancellation up to 871,436 Units. The program will terminate on January 16, 2008 or such earlier time as the program is completed or terminated by the Fund.

Special Voting Units

Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units. Special Voting Units are not transferable separately from Exchangeable LP Units to which they relate. Special Voting Units will automatically be transferred upon transfer of the Exchangeable LP Units to which they relate. The Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units are purchased in accordance with the Exchange Agreement, a like number of Special Voting Units will be redeemed by the Fund for a nominal amount.

There were 2,316,442 Special Voting Units issued and outstanding as at December 31, 2006 and December 31, 2005.

Long-term Incentive Plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide executive officers and key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per Unit cash flow growth. Fund incentive bonuses, in the form of Units, will be provided to eligible employees on an annual basis where the distributable cash flow per Unit of the Fund exceeds a pre-determined base distribution. The base distribution is set annually by the Compensation Committee in accordance with terms of the Plan. The base distribution threshold was increased by the Compensation Committee for the year ended December 31, 2006, to $1.130 per Unit from the previously disclosed $0.975 per Unit.

If the distributable cash flow per Unit exceeds the pre-determined base distribution amount, a percentage of the excess distributable cash (the "participation rate"), as noted below, is contributed by the Fund into a long-term incentive pool. Units will be purchased from contributions in the pool on the open market on behalf of the Plan participants and will be held by a trustee until their rights vest ("Capitalized Units"). Distributions received on Capitalized Units will be distributed to participants when received. Vesting of Capitalized Units will occur on the basis of one-third of the total grant per year with the first portion vesting at the time of granting.

Threshold amounts and participation rates are as follows:

Excess Percentage	*Proportion of excess percentage paid to Plan trustee*
5% or less	*Nil*
Greater than 5% and up to 10%	*10% of any excess over 5%*
Greater than 10% and up to 20%	*10% of any excess over 5% to 10%, plus 20% of any excess over 10%*
Greater than 20%	*10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%*

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $551 of incentives to be paid in the form of Units, under the Plan. This amount will be recognized as compensation expense over the two year vesting period.

In March 2006, the Compensation Committee granted $512 of incentives, to be paid in the form of Units under the Plan in relation to the Plan award for fiscal 2005. In accordance with the Plan, 45,416 Units were purchased on behalf of Plan participants. As at December 31, 2006, 30,277 Units are held in trust by the Fund and have not vested to Plan participants, of which 15, 139 Units will vest on March 8, 2007 and will be transferred to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $376 has been recorded as a compensation expense the year ended December 31, 2006.

9. INCOME PER UNIT

		2006		2005 (3 months)
Net income - basic	$	12,017	$	6,208
Non-controlling interest		2,985		1,542
Net income - diluted	$	15,002		7,750
Units outstanding - basic		9,293,923		9,324,200
Units held by Fund for long-term incentive plan		19,072		-
Exchangeable LP Units		2,316,442		2,316,442
Units outstanding - diluted		11,629,437		11,640,642
Income per Unit - basic	$	1.293	$	0.666
Income per Unit - diluted	$	1.290	$	0.666

10. DISTRIBUTIONS

Distributions to unitholders are determined based on earnings, before interest and amortization, but reduced by certain general and administrative expenses and maintenance capital expenditures. The Fund makes regular distributions to unitholders of record as of the last business day of each month.

For the year ended December 31, 2006, the Fund declared regular distributions totalling $10,227 (2005 - $2,303) relating to Units and $2,541 (2005 - $571) relating to Exchangeable LP Units. Regular distributions of $908 (2005 - $755) in relation to Units and $226 (2005 - $187) in relation to Exchangeable LP Units were payable as at December 31, 2006.

The Fund declared special cash distributions totalling $2,611 (2005 - $3,117) relating to Units and $648 (2005 - $775) relating to Exchangeable LP Units during the year ended December 31, 2006. The special cash distributions relating to Units and Exchangeable LP Units will be paid on March 15, 2007.

		Units		Exchangeable LP Units		Total		
Record Date	Date Distribution Paid/Payable	Declared	Paid	Declared	Paid	Declared	Per Unit	Paid
Regular Distributions								
January 31, 2006	February 15, 2006	$ 755	$ 755	$ 187	$ 187	$ 942	$ 0.0810	$ 942
February 28, 2006	March 15, 2006	755	755	187	187	942	0.0810	942
March 31, 2006	April 15, 2006	755	755	187	187	942	0.0810	942
April 30, 2006	May 15, 2006	869	869	216	216	1,085	0.0932	1,085
May 31, 2006	June 15, 2006	869	869	216	216	1,085	0.0932	1,085
June 30, 2006	July 15, 2006	869	869	216	216	1,085	0.0932	1,085
July 31, 2006	August 15, 2006	877	877	218	218	1,095	0.0941	1,095
August 31, 2006	September 15, 2006	877	877	218	218	1,095	0.0941	1,095
September 30, 2006	October 15, 2006	877	877	218	218	1,095	0.0941	1,095
October 31, 2006	November 15, 2006	908	908	226	226	1,134	0.0974	1,134
November 30, 2006	December 15, 2006	908	908	226	226	1,134	0.0974	1,134
December 31, 2006	January 15, 2007	908	-	226	-	1,134	0.0974	-
		$ 10,227	$ 9,319	$ 2,541	$ 2,315	$ 12,768	$ 1.0971	$ 11,634
Special Distributions								
December 29, 2005	March 15, 2007	2,611	-	648	-	3,259	0.2800	-
Total Distributions		$ 12,838	$ 9,319	$ 3,189	$ 2,315	$ 16,027	$ 1.3771	$ 11,634

11. RELATED PARTY TRANSACTIONS

Transactions with related parties include ATS Andlauer LP's purchase of the Business of the Vendor, a company controlled by the President and Chief Executive Officer of the GP. In addition, the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of these financial statements, are held by the Vendor.

Consistent with historical practices, during the year, the Fund entered into transactions with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in these financial statements are the following transactions and balances as at and for the periods ended December 31, 2006 and 2005 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a Fund trustee:

		2006		2005 (3 months)
Revenue				
Transportation services	$	7,617	$	1,899
Cost of goods sold				
Transportation services		6,596		1,680
Contract labour services		5,564		2,204
Expenses (recovery)				
Equipment rent		713		380
Facility rent		18		(262)
Shared services		(594)		(234)
Payment Incentive		136		41
Accounts receivable		1,373		1,353
Accounts payable and accrued liabilities		885		1,579

12. INCOME TAXES

The Fund is taxed as a "mutual fund trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the trustees intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

The Fund claims the maximum amount of capital cost allowance, eligible capital expenditures and other deductions available in determining its income for tax purposes annually. This, along with other temporary differences, results in the reported amounts of the Fund's net assets exceeding the tax bases by approximately $34 million at December 31, 2006 (2005 - $35 million) .

On October 31, 2006, the Department of Finance (Canada) announced tax proposals pertaining to the taxation of income distributed by publicly listed income trusts and the tax treatment of trust distributions to their unitholders. Currently, the Fund does not pay tax on income it distributes to its unitholders. If enacted, the proposals would apply to the Fund effective January 1, 2011 and would result in Fund income being subject to a tax at the trust level.

In addition, if the proposals are enacted as announced, it would also result in the Fund accounting for future income taxes under the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets would be recorded in the consolidated financial statements to the extent that realization of such benefits is more likely than not.

13. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES

The net change in non-cash working capital balances related to operations consists of the following:

		2006		2005 (3 months)
Accounts receivable	$	(467)	$	(1,264)
Prepaid expenses and deposits		(2,620)		526
Accounts payable and accrued liabilities		(558)		3,317
	$	(3,645)	$	2,579

14. FINANCIAL INSTRUMENTS

The fair value of long-term debt approximates its carrying value as the long-term debt bears interest at floating rates. The fair values of all other financial assets and liabilities approximate their carrying values.

The Fund has long-term floating rate debt which creates an exposure to fluctuations to interest rates.

Given the Fund's contractual terms with its customers, it is not exposed to significant currency risk or commodity risk arising from fluctuations in fuel costs.

Financial instruments that potentially subject the Fund to concentrations of credit risk consist principally of accounts receivable. The Fund performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Fund's customer base. As of December 31, 2006 and 2005, the Fund had no significant concentration of credit risk.

15. COMMITMENTS

Operating lease commitments

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

	Total	2007	2008	2009	2010	2011	Thereafter
Premise leases	$ 50,553	$ 7,494	$ 6,978	$ 6,567	$ 6,222	$ 5,991	$ 17,301
Equipment leases	19,916	5,686	5,226	3,843	2,444	1,885	832
	$ 70,469	$ 13,180	$ 12,204	$ 10,410	$ 8,666	$ 7,876	$ 18,133

16. SEGMENTED INFORMATION

The Fund manages its operations in one business segment, which is providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. All operations are conducted in Canada.

HEAD OFFICE
ATS Andlauer Income Fund
Suite 600
190 Attwell Drive
Etobicoke, Ontario M9W 6H8
Tel: (416) 798-1379 ext 200
Fax: (416) 798-9230

UNITHOLDERS AND INVESTOR CONTACTS
Maggie Smith
Information & Governance Officer
Tel: (902) 468-6079
Fax: (902) 468-7977
E-mail: maggiesmith@ats.ca

Brian Mascarenhas
VP Finance and Chief Financial Officer
Tel: (416) 798-1379 ext 203
Fax: (416) 798-9230
Email: bmascarenhas@ats.ca

ANNUAL GENERAL MEETING OF UNITHOLDERS
TSX Broadcast & Conference Centre
130 King Street West
Toronto, ON
Monday, May 7, 2007
Breakfast reception: 9:00 - 10:00 am
Meeting: 10:00 - 12:00 pm

EXCHANGE LISTINGS
The Toronto Stock Exchange: Units (ATS.UN)

AUDITORS
Deloitte & Touche LLP
Purdy's Wharf Tower II
1969 Upper Water Street
Suite 1500
Halifax, NS
B3J 3R7

LAWYERS
Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Ave. SW
Calgary, Alberta T2P 3N9

REGISTRAR AND TRANSFER AGENT
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9
Answerline at 1-800-387-0825, (416) 643-5500
Fax: (416) 643-5660, (416) 643-5661
Internet address: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Trustees and Officers

TRUSTEES

David Matheson Q.C., [1]
Chairman of the Board of Trustees

Michael Andlauer,
Trustee, President and Chief Executive Officer of the GP

Hanif (Chiko)Nanji, [1][2]
Trustee

Brian Luborsky, [1]
Trustee

John Schiller, [2]
Trustee

OFFICERS

Michael Andlauer,
President and Chief Executive Officer

C. Robert Brogan,
Senior Executive Vice-President

Brian Mascarenhas,
Vice-President, Finance and Chief Financial Officer

Michel Lunardi,
Vice-President, Eastern Operations and Sales

Terry Jessup,
Senior Vice-President, Ontario Operations and Sales

Maggie Smith, CA,
Information and Governance Officer and Corporate Secretary

BOARD COMMITTEES

[1]**Audit and Governance Committee**
Chairman, Brian Luborsky

[2]**Compensation Committee,**
Chairman, Hanif Nanji

n o



"Okay, here's the plan."
Winnipeg teammates plot winning strategies in a friendly game of touch football.

ISO/Quality Manager John Moody follows ATS tracking technology on the island of Montreal.





Members of the ATS Toronto Dispatch Team, left to right: Steve Horky, Jackelyn Knox, Marjorie Green and Mike Draycott.



Each year in November members of ATS Toronto, like National Account Manager, Entertainment, Kristi Prior, volunteer on a Sunday morning to quickly pack and process precious cargo, Beaujolais Nouveau.


ON SERVICES

As part of ATS growth in Western Canada, new trucks are marked with the ATS logo as shown here at our new facility in Vancouver, which opened Spring, 2006.

ATS head office and advanced logistics facility opens in Etobicoke mid 2007.



File No 82-34967



ATS ANDLAUER INCOME FUND

information circular

2006

ATS ANDLAUER INCOME FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ATS ANDLAUER INCOME FUND

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders ("Unitholders") of trust units and special voting units of ATS Andlauer Income Fund (the "Fund") will be held in the TSX Broadcast Centre, The Exchange Tower Main Floor, 130 King Street West, Toronto, Ontario on Monday, May 7, 2007, at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the year ended December 31, 2006 and the auditors' report thereon;

2. to appoint trustees of the Fund;

3. to appoint auditors of the Fund; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular – Proxy Statement accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with CIBC Mellon Trust Company, P.O. Box 721 Agincourt, Ontario, M1S 0A1, or for those investors wishing to return their proxies in person by delivering them to CIBC Mellon Trust Company 320 Bay Street, Banking Hall Level, Toronto, Ontario. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is the close of business on March 26, 2007 (the "**Record Date**"). Unitholders of record will be entitled to vote those trust units and special voting units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Toronto, Ontario, this 26th day of March, 2007.

BY ORDER OF THE TRUSTEES OF ATS ANDLAUER INCOME FUND

(Signed) "David Matheson"
Chair of the Trustees
ATS Andlauer Income Fund

ATS ANDLAUER INCOME FUND
INFORMATION CIRCULAR
(Containing information as at March 26, 2007 unless indicated otherwise)

PROXY SOLICITATION AND VOTING MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the trustees (the "Trustees") of ATS Andlauer Income Fund (the "Fund") for use at the annual meeting (the "Meeting") of holders ("Unitholders") of trust units ("Units") and special voting units ("Special Voting Units", and together with the Units, the "Voting Units") of the Fund to be held in the TSX Broadcast Centre, The Exchange Tower Main Floor, 130 King Street West, Toronto, Ontario at 10:00 a.m. (Toronto time), on Monday, May 7, 2007, or at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies for the Meeting will be primarily by mail, but proxies may be solicited personally, by telephone or by other means of communication by the Trustees of the Fund and by the directors, officers and regular employees of ATS Andlauer Transportation Services GP Inc. ("ATS Andlauer GP" or the "Administrator"), as administrator of the Fund, who will not be specifically remunerated therefor. All costs of solicitation of proxies by or on behalf of the Trustees will be borne by ATS Andlauer GP, as administrator of the Fund.

Appointment of Proxies

The persons named in the accompanying Form of Proxy are directors and officers of ATS Andlauer GP, the administrator of the Fund. A Unitholder desiring to appoint some other person, who need not be a Unitholder, to represent that Unitholder at the Meeting has the right to do so, either by inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy.

A Form of Proxy must be in writing and signed by the Unitholder or by the Unitholder's attorney duly authorized in writing or, if the Unitholder is a body corporate or association, under its seal or by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing. If the Form of Proxy is executed by an attorney, evidence of the attorney's authority must accompany the Form of Proxy. A proxy will not be valid unless the completed Form of Proxy is received by CIBC Mellon Trust Company, P.O. Box 721 Agincourt, Ontario, M1S 0A1, or for those investors wishing to return their proxies in person to CIBC Mellon Trust Company 320 Bay Street, Banking Hall Level, Toronto, Ontario not less than 48 hours before the commencement of the Meeting, or any adjournment thereof.

Revocation of Proxies

A Unitholder who has given a Form of Proxy may revoke it by an instrument in writing that is signed and delivered to CIBC Mellon Trust Company in the manner as described above so as to arrive at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Form of Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a Form of Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The Trustee representatives designated in the enclosed Form of Proxy will vote or withhold from voting the Units in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the Unitholder as indicated on the Form of Proxy and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. Where no choice is specified in the Form of Proxy, such Units will be voted "for" the matters described therein and in this Information Circular, other than for the appointment of an auditor and the election of Trustees.

The enclosed Form of Proxy confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, other than for the appointment of an auditor and the election of Trustees. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the Trustee representatives designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the Trustees know of no such amendment, variation or other matter that may be presented to the Meeting.

INFORMATION FOR BENEFICIAL UNITHOLDERS

These meeting materials are being sent to both registered and non-registered Unitholders. If you are a non-registered Unitholder and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding on your behalf.

The information set forth in this section is important to all Unitholders of the Fund. Unitholders who do not hold their Units in their own name are referred to in this Information Circular as "**Beneficial Unitholders**". Beneficial Unitholders should note that only a Unitholder whose name appears on the records of the Fund as a registered holder of Units or a person they appoint as a proxy can be recognized and vote at the Meeting. Currently, all issued and outstanding Units are in a book-based system administered by The Canadian Depository for Securities ("CDS"). Consequently, all Units are currently registered under the name of CDS & Co. (the registration name for CDS). CDS also acts as nominee for brokerage firms through which Beneficial Holders hold their Units. Units held by CDS can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary has its own mailing procedures and provides is own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the Form of Proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a special voting instruction form, mails those forms to the Beneficial Unitholders and asks for appropriate instructions respecting the voting of Units to be represented at the Meeting. Beneficial Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Units held by them. ADP then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Units at the Meeting.

In addition, the Fund has sent meeting materials directly to certain Beneficial Unitholders. By choosing to send these materials to you directly, the Fund (and not the intermediary/broker holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your instructions as specified in the request for voting instructions.

Beneficial Unitholders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of depositing a Form of Proxy. If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Beneficial Unitholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Units voted at the Meeting.

FUND STRUCTURE

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario on August 22, 2005 by the Declaration of Trust. The Fund does not carry on an active business, but indirectly holds an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership ("**ATS Andlauer LP**"), which is a full-service transportation solutions provider across Canada (the "**Business**"). ATS Andlauer LP has issued ordinary ("**Ordinary LP Units**") and Exchangeable limited partnership units ("**Exchangeable LP Units**"). The Ordinary LP Units are held by ATS Andlauer Operating Trust ("**ATSOT**"), all of the trust units of which are owned by the Fund. The Exchangeable LP Units are held by ATS Andlauer Transportation Services Inc. (the "**Vendor**"). ATS Andlauer LP acquired the Business from the Vendor on completion of the Fund's initial public offering on September 30, 2005.

ATS Andlauer GP is the general partner of ATS Andlauer LP and also acts as the administrator of the Fund and ATSOT pursuant to the terms of an Administration Agreement.

The affairs of the Fund are supervised by five Trustees. The affairs of ATS Andlauer GP are supervised by its five-member board of directors who also serve as the Fund's Trustees.

See also, "Additional Information Respecting the Fund".

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

There are 9,324,200 Units and 2,316,442 Special Voting Units of the Fund issued and outstanding, each of which entitles the holder to one vote on a ballot. The Special Voting Units have been issued in relation to the Exchangeable LP Units held by the Vendor, which are exchangeable into 2,316,442 Units. The Special Voting Units are automatically cancelled when such Exchangeable LP Units are exchanged for Units.

On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. Only registered holders of Voting Units at the close of business on March 26, 2007, the record date (the "**Record Date**") for the Meeting established by the Trustees, are entitled to vote at the Meeting.

To the knowledge of the Trustees, no person beneficially owns, directly or indirectly, or controls or directs Voting Units carrying more than 10% of the voting rights attached to any class of voting securities, other than:

Name	Class and Number of Securities	Percentage of Class	Percentage of Voting Units
Michael Andlauer (1)	2,316,442 Special Voting Units	100.00%	21.45%(3)
	180,700 Units	1.94%	
Sentry Select Capital Corp. (2)	1,149,400 Units	12.33%	9.87%

Notes:

(1) Mr. Andlauer, President and Chief Executive Officer of ATS Andlauer GP owns beneficially, directly or indirectly, or exercises control or direction over, 100% of the outstanding shares of each of ATS Andlauer Transportation Services Inc., which owns 2,316,442 Special Voting Units, and Andlauer Management Group Inc., which owns 180,700 Units.

(2) Based solely on reports filed by these entities pursuant to National Instrument 62-103.

(3) Includes votes attached to Special Voting Units and Units held indirectly by Mr. Andlauer, on an aggregate basis.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Trustees

The number of Trustees to be elected at the Meeting is determined from time to time by resolution of the Trustees, such number being not more than seven and not less than three, provided that a majority of the Trustees must be residents of Canada. The Trustees have fixed the number of Trustees to be elected at the Meeting at five. In accordance with the Declaration of Trust, for so long as the Vendor holds, directly or indirectly, in the aggregate, Voting Units representing at least 10% of the issued and outstanding Voting Units, the Vendor is entitled to appoint one nominee. Mr. Andlauer is the Vendor's nominee and will be reappointed as a Trustee at the Meeting in accordance with the Declaration of Trust. The term of office of each of the present Trustees expires at the close of the Meeting. Each Trustee elected at the Meeting will hold office for a term expiring at the close of the next annual meeting of Unitholders or until his successor is appointed, unless his office is vacated earlier in accordance with the Declaration of Trust of the Fund.

In the following table, for each person proposed to be nominated for election as a Trustee, is stated his name, municipality of residence, the period or periods during which he has served as a Trustee, his principal occupation, and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof :

Name and Municipality of Residence (1)	Period of Service as Trustee	Principal Occupation and, if not Previously Elected as a Trustee, Occupation During the Past Five Years (1)	Number of Voting Units (3)
Michael Andlauer (2) Milton, Ontario	Since August 2005	President and Chief Executive Officer of the GP	2,497,142
David Matheson (4) Toronto, Ontario	Since September 2005	Counsel, McMillan Binch Mendelsohn LLP (law firm)	5,000
Hanif (Chiko) Nanji (4)(5) Montreal, Quebec	Since September 2005	President, Metro Canada Logistics Inc. (a warehousing, transportation management and customized supply chain solution firm)	158,200
Brian Luborsky (4) Toronto, Ontario	Since September 2005	President and Chief Executive Officer, Premier Salons (an operator of salons and spas)	29,900
John Schiller (5) Mississauga, Ontario	Since September 2005	Independent Businessman	4,000

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective Trustees individually.

(2) Nominee of the Vendor.

(3) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been furnished by the respective Trustees individually. The 2,497,142 Voting Units held indirectly by Mr. Andlauer consist of 2,316,442 Special Voting Units and 180,700 Units. See "Voting Units and Principal Holders Thereof".

(4) Member of the Audit and Governance Committee of the Fund.

(5) Member of the Compensation Committee of the Fund.

Unless such authority is withheld, the Trustee representatives named in the accompanying Form of Proxy intend to vote for the election of the nominees whose names are set forth herein.

To the knowledge of the Trustees, except as set forth below, no proposed Trustee is, or within the ten years prior to the date hereof, has been, a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Mr. Luborsky was an officer and a director of Premier Salons International, Inc. ("PSI"), a Delaware corporation with operations in the United States, when it filed a petition for bankruptcy under chapter 11 of title 11, United States Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Court") in October 1999. He was also a director of PSI's direct parent company, GEMM Holdings, Inc. ("GEMM"), which filed for Chapter 11 at the same time as PSI. Mr. Luborsky was the indirect owner of 85% of the common stock of GEMM. The remaining 15% of GEMM's common stock was owned by a second shareholder. A final decree was issued by the Court in December 2002 closing the Chapter 11 cases of each of PSI and GEMM. Mr. Matheson was a director and officer of Balmur Entertainment Limited, a private company, until November 14, 2001. Balmur Entertainment Limited filed a notice of intention to make a proposal to creditors at a creditors meeting which was to be held on August 26, 2002 and which was adjourned to October 23, 2003, at which the creditors did not accept the proposal. Balmur Entertainment Limited was deemed bankrupt on October 23, 2003.

To the knowledge of the Trustees, no proposed Trustee has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed Trustee.

Appointment of Auditors

At the Meeting, Unitholders will be called upon to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual Meeting of the Fund, at a remuneration to be fixed by the Trustees. Deloitte & Touche LLP has acted as the auditors of the Fund since the inception of the Fund on August 22, 2005.

Unless such authority is withheld, the Trustee representatives named in the accompanying Form of Proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees.

The Trustees recommend that the Unitholders vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Fund, at a remuneration to be fixed by the Trustees.

The information required by Form 52 110F1 of Multilateral Instrument 52 110 Audit Committees of the Canadian Securities Administrators including information respecting the fees billed to the Fund by Deloitte & Touche LLP is contained in the Fund's annual information form for the year ended December 31, 2006 under the heading "Audit Committee Information".

ADDITIONAL INFORMATION RESPECTING THE FUND

Under applicable securities legislation, the Fund is required to provide certain information with respect to the Fund, its Trustees and officers. The Fund, however, does not carry on business, does not have officers and is dependent for its results on the performance of ATS Andlauer LP. ATS Andlauer GP is responsible for administering the Fund and its affairs in accordance with the Administration Agreement. Consequently, in addition to the information relating to the Fund and the Trustees, this Information Circular includes information relating to ATS Andlauer GP and its directors and officers. See "Additional Information".

Administration Agreement

Under the Administration Agreement, ATS Andlauer GP has agreed to provide or arrange for the provision of services required in the administration of the Fund (and ATSOT) including those necessary to: (a) ensure compliance by the Fund with its continuous disclosure obligations under applicable securities legislation; (b) provide investor relations services; (c) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust; (d) convene meetings of Unitholders and distribute required meeting materials; (e) provide for the calculation of distributions to Unitholders; (f) attend to all administrative and other matters arising in connection with any redemptions of Units; (g) use its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attend to all administrative matters in connection with the Note Indenture under which Notes of ATSOT are issued to the Fund; and (i) provide general accounting, bookkeeping and administrative services to the Fund.

The administration of the Fund under the Administration Agreement may be terminated at any time by the Fund upon notice in writing to ATS Andlauer GP and upon payment to ATS Andlauer GP of all costs and expenses incurred by ATS Andlauer GP in terminating contracts entered into by ATS Andlauer GP with the approval of the Fund for the performance by ATS Andlauer GP of its duties under the Administration Agreement. All expenses incurred by ATS Andlauer GP and attributable to the exercise of its duties in the administration of the Fund are the responsibility of ATS Andlauer GP (and are reimbursed by ATS Andlauer LP) and no fee is payable to ATS Andlauer GP for the services provided by it to the Fund under the Administration Agreement.

Directors of ATS Andlauer GP

Pursuant to the provisions of the Securityholders Agreement, the number of directors comprising the board of directors of ATS Andlauer GP must be the same as the number of Trustees and the board of directors must consist of the same individuals who are the Trustees from time to time. ATSOT is required to vote its common shares of ATS Andlauer GP to cause the election of the Trustees to the board of directors of ATS Andlauer GP. For information regarding the individuals serving as directors of ATS Andlauer GP, see "Matters to be Acted Upon at the Meeting – Election of Trustees". Following the election of the Trustees at the Meeting, the individuals so elected will be appointed as directors of ATS Andlauer GP by ATSOT.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer and Chief Financial Officer of ATS Andlauer GP, and each of the three most highly compensated executive officers of ATS Andlauer GP, other than the Chief Executive Officer and Chief Financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeds $150,000 (the "Named Executive Officers"):

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation				
					Awards		Payouts		
		Salary	Bonus	Other Annual Compensation[1]	Securities Under Options/SARS Granted	Units Subject to Resale Restrictions	LTIP Payout[2]	All Other Compensation
Michael Andlauer President and Chief Executive Officer	2006	$400,000	200,000	-	-	-	-	-
Brian Mascarenhas Vice-President and Chief Financial Officer	2006	$150,000	30,000	-	-	-	30,716	-
C. Robert Brogan Senior Executive Vice-President	2006	$200,000	22,000	-	-	-	34,128	-
Marcus Pryce-Jones Vice-President, Western Operations and Sales	2006	$150,000	30,000	-	-	-	30,716	-
Michel Lunardi Vice-President, Eastern Operations and Sales	2006	$150,000	30,000	-	-	-	30,716	-

Notes:

(1) Certain Named Executive Officers received perquisites (paid memberships and company vehicle allowances) during the fiscal year ended December 31, 2006, however no Named Executive Officer received other annual compensation that, in the aggregate, represented more than $50,000 or 10% of his total annual salary and bonus for the financial year.

(2) In March 2006, the Compensation Committee of ATS Andlauer GP granted awards aggregating $511,925 under ATS Andlauer LP's long-term incentive plan of which one-third of the award vested and was paid to participants in April 2006 and an additional 1/3 vesting award was paid to participants again in March 2007. In February 2007, another award in the amount of $550,522 was granted to participants under the long-term incentive plan of which one-third of the award vested in March 2007. See "LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

Compensation of Trustees and Directors

The Board of Trustees of the Fund and the Board of Directors of ATS Andlauer GP have each formed a Compensation Committee that is responsible for establishing and reviewing, at least annually, the compensation paid to Trustees and directors, in each case in accordance with their respective mandates.

Compensation for Trustees and directors of ATS Andlauer GP is currently set at $25,000 per Trustee or director per year (without duplication) and $1,000 per Trustee or director of ATS Andlauer GP for attending meetings of the Trustees or the board of directors of ATS Andlauer GP, as the case may be, provided that no compensation is paid to the nominee of the Vendor for serving as a director of ATS Andlauer GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committees of the board of directors receive an additional $5,000 per year in respect of chair duties. The Fund and ATS Andlauer GP also reimburse Trustees and directors for out-of-pocket expenses for attending meetings. During the fiscal year ended December 31, 2006, an aggregate amount of $11,986 was reimbursed to Trustees and directors for out-of-pocket expenses. No directors' compensation is paid

to Trustees who are employees or members of management of ATS Andlauer GP or ATS Andlauer LP. No additional compensation is paid to Trustees for also serving as trustees of ATSOT. The aggregate amount earned by the Trustees and directors of ATS Andlauer GP as compensation, in their capacity as such, during the fiscal year ended December 31, 2006 was $ 159,000.

LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans

The Fund and its underlying entities do not grant options or share appreciation rights ("SARs"), and do not have a defined benefit or actuarial plan.

ATS Andlauer LP has established a long-term incentive plan ("LTIP") in which executive officers and other key senior management of ATS Andlauer GP and ATS Andlauer LP and the directors, officers and management of their affiliates are eligible to participate. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance ATS Andlauer LP's ability to attract, retain and motivate key personnel, and reward key senior management for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, ATS Andlauer LP will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. Units will then be purchased in the market with such pool of funds and will be held until such time as ownership vests to each participant. The Compensation Committee of ATS Andlauer GP (the "**Compensation Committee**") administers the LTIP. The board of directors of ATS Andlauer GP or the Compensation Committee has the power to, among other things, determine (i) those individuals who will participate in the LTIP, (ii) the level of participation of each participant and (iii) the time or times when ownership of the Units will vest for each participant.

The LTIP currently provides for awards that may be earned based on the amount by which distributable cash exceeds a base distribution threshold for the fiscal year ended December 31, 2006 of $1.130 per Unit, which threshold was increased by the Compensation Committee in February 2007 from the previous threshold of $0.975. The percentage amount of that excess which forms the LTIP incentive pool is determined in accordance with the table below:

Excess percentage	Proportion of excess percentage paid to Plan Trustee[1]
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

The base distribution threshold is subject to adjustment by the Compensation Committee from time to time. The board of directors of ATS Andlauer GP or the Compensation Committee may also in the future establish other incentive based compensation plans.

For the fiscal year ended December 31, 2006, the distributable cash flow per unit exceeded the increased base distribution level by $0.302 per Unit, resulting in an available LTIP incentive pool of $550,552. In February 2007, the Compensation Committee granted awards under the LTIP in respect of the full amount of the $550,552 incentive pool. The Units purchased with these funds will vest in the participants as to one-third on each of the date of grant and the first and second anniversaries of the date of grant.

Termination of Employment, Change in Responsibilities and Employment Contracts

All of the Named Executive Officers are parties to employment agreements with ATS Andlauer GP, which outline the terms and conditions of their employment. Each contract stipulates a base salary that is consistent with the amount presented, in each case, in the summary compensation table provided previously on page 10. The contracts also provide that the Named Executive Officers are entitled to participate in any long-term incentive plan (including the LTIP) from time to time and to receive annual discretionary bonuses.

All employment agreements, except Mr. Lunardi's, are for an indefinite term but may be terminated by ATS Andlauer GP at any time for just cause, or without cause on payment of an amount equal to one times the average annual remuneration (including salary, bonus, LTIP and benefits) earned during the twelve months preceding the termination date. Mr. Lunardi's agreement is for an indefinite term but may be terminated by ATS Andlauer GP at any time for just cause, or without cause on payment of an amount equal to two times his average annual remuneration (including salary, bonus, LTIP and benefits) earned during the twelve months preceding the termination date. No employment agreement with a Named Executive Officer provides for a payment to the Named Executive Officer upon the occurrence of a change of control of the Fund or any of its subsidiaries.

Trustees', Directors' and Officers' Liability Insurance

The Fund, ATSOT, ATS Andlauer GP and ATS Andlauer LP maintain policies of insurance for their trustees, directors and officers, as applicable. The aggregate limit of liability applicable to the insured trustees, directors and officers under the policies is $15 million. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund and its subsidiaries. The total limit of liability is shared among the insured entities and their respective trustees, directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective trustees, directors and officers. The premium in the twelve month period ended December 31, 2006 was $146,628. The premiums for the policy are not allocated between the insured trustees, directors and officers as separate groups.

Composition of the Compensation Committee

The Compensation Committee of ATS Andlauer GP has the responsibility to review and make recommendations to the board of directors concerning the compensation of the executive officers of ATS Andlauer GP. The Compensation Committee is comprised of two members: Hanif (Chiko) Nanji (Chair), and John Schiller. No member of the Compensation Committee is an officer, employee or former officer or employee of the Fund or any of its subsidiaries.

Report on Executive Compensation

The Compensation Committee's executive compensation philosophy is guided by its objective to obtain and retain executives critical to the success of ATS Andlauer LP.

The compensation of the Named Executive Officers consists of three principal elements: salary, bonus and LTIP awards. Base salaries are paid to the Named Executive Officers in accordance with each of their employment agreements described under "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts". The salaries provided for in the employment agreements were determined based on, among other things, individual performance and responsibilities, compensation paid to executives of other organizations of similar size and complexity, and, in certain cases, the salary paid to such persons by ATS Andlauer Transportation Services Inc. prior to the indirect acquisition by the Fund of the Business.

In addition, each Named Executive Officer, excluding Mr. Andlauer, is entitled to participate in the LTIP and receives a cash bonus of up to a specified percentage of his base salary based upon achievement of certain objectives including but not limited to meeting budgeted operational targets.

On the recommendation of management the Compensation Committee and the Board of Directors of ATS Andlauer GP increased the base distribution threshold under the Plan from $0.975 per Unit to $1.130 per Unit. As a result, for the twelve month period ended December 31, 2006, under the LTIP, the distributable cash flow per unit exceeded the increased base distribution by $0.302 per Unit, and in February 2007, the Compensation Committee granted awards under the Plan in respect of the $550,552 incentive pool. The Units purchased with these funds will vest in the participants as to one-third on each of the date of grant and the first and second anniversaries of the date of grant.

The compensation of the Chief Executive Officer, Mr. Andlauer, is comprised of a base salary, and a bonus of up to a maximum of fifty percent of base salary that is dependent on the achievement of certain objectives determined by the Compensation Committee. Mr. Andlauer does not participate in the LTIP. The base salary for Mr. Andlauer was determined by the Compensation Committee, based on its assessment of the business and Mr. Andlauer's individual contribution, in light of rates paid to principal executives employed by entities operating in the industry. Messrs Nanji and Schiller, as members of the Compensation Committee, drew on their significant experience in the logistics and freight transportation industries to determine useful competitive standards against which Mr. Andlauer's salary could be assessed. Mr. Andlauer's base salary did not increase during fiscal 2006, but he did earn a bonus in the amount of $200,000, compared to no bonus paid during the three months ended December 31, 2005. The bonus paid to Mr. Andlauer reflects the determination by the Compensation Committee and the Board that he was successful in meeting certain goals established for him during the period.

Submitted by:

Hanif (Chiko) Nanji (Chair)
John Schiller

Performance Graph

The following chart compares the cumulative total unitholder return, including the reinvestment of distributions, from September 30, 2005, the date upon which the Fund completed its initial public offering and the Units were first listed on the TSX, for $100 invested in the Units of the Fund with the cumulative total return from the S&P/TSX Canadian Income Trust Index (Total Return) and the S&P/TSX Composite Index:



136
132
128
124
120
116
112
108
104
100
96
92
88
84
Sept 30, 2005
Oct. 31, 2005
Nov. 30, 2005
Dec. 31, 2005
Jan. 31, 2006
Feb. 28, 2006
Mar. 31, 2006
Apr. 30, 2006
May 31, 2006
Jun. 30, 2006
Jul. 31, 2006
Aug. 31, 2006
Sep. 30, 2006
Oct. 31, 2006
Nov. 30, 2006
Dec. 31, 2006
ATS Andlauer Income Fund
S&P TSX Composite Index
S&P TSX Canadian Income Trust Index

SECURITIES AUTHORIZED FOR ISSUANCE UNDER UNIT COMPENSATION PLANS

The Fund does not have any compensation plans under which Units of the Fund are authorized for issuance.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

There is no indebtedness outstanding on the date hereof owed to (i) the Fund and any of its subsidiaries, or (ii) another entity where that indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, by any present or former trustees, directors, executive officers and employees, as applicable, of the Fund and its subsidiaries in connection with (i) the purchase of securities, or (ii) all other indebtedness, other than routine indebtedness.

Indebtedness of Trustees, Directors and Executive Officers under Securities Purchase and Other Programs

Since the commencement of the Fund's most recently completed financial year, there has been no indebtedness outstanding owed to (i) the Fund or any of its subsidiaries, or (ii) another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, other than routine indebtedness, by any individual who is, or at any time during the Fund's most recently completed financial year was, a Trustee, director or executive officer, as applicable, of the Fund or ATS Andlauer GP, each proposed nominee for election as a Trustee of the Fund or a director of ATS Andlauer GP, and each associate of any such Trustee, director, executive officer or proposed Trustee or director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Information Circular, no informed person of the Fund, nor any proposed Trustee, nor any associate or affiliate of any informed person or proposed Trustee, has any material interest, direct or indirect, in any transaction since the commencement of the Fund's most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Fund or any of its subsidiaries.

1. ATS Andlauer LP provides transportation services to Concord Transportation Inc. ("Concord"), a wholly-owned subsidiary of the Vendor, and receives transportation services from Concord.

2. ATS Andlauer LP provides office and warehouse space as well as certain administration services to Concord.

3. ATS Andlauer provides transportation services to Logisti-Solve Inc. ("Logisti-Solve"), a company controlled by Mr. Andlauer.

4. ATS Andlauer provides warehouse space to Logisti-Solve.

5. ATS Andlauer receives temporary labour services from Ready Staffing Solutions Inc. ("Ready Staffing"), a company controlled by Mr. Andlauer's spouse.

6. ATS Andlauer leases its Montréal terminal facilities from 9143-5271 Québec Inc., a company controlled by Mr. Andlauer.

7. ATS Andlauer rents equipment from Andlauer Leasing Inc. ("ALI"), a company controlled by Mr. Andlauer.

8. ATS Andlauer provides transportation services to Spectrum Supply Chain Solutions Inc., a company for which a trustee of the Fund serves as a director and has significant influence.

9. ATS Andlauer leases its Hamilton and Napanee terminal facilities from Andlauer Properties Inc., a company controlled by Mr. Andlauer.

For additional information on the foregoing, see "Interests of Management and Others in Material Transactions" in the annual information form of the Fund which, together with copies of the agreements, may be viewed on the SEDAR website at www.sedar.com.

STATEMENT OF GOVERNANCE PRACTICES

Corporate governance relates to the activities of the trustees (the "**Trustees**") of the Fund who are elected by and are accountable to the Unitholders, and the board of directors of ATS Andlauer GP (the "**Board**"), whose members are elected by ATSOT, and takes into account the role of the individual members of management of ATS Andlauer GP ("**Management**") who are appointed by the Board and who are charged with the day to day management of the Fund and its subsidiaries. The Trustees and the Board are committed to sound corporate governance practices, which are both in the interest of Unitholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines (the "**Guidelines**") establishes corporate governance guidelines for all public companies. Because of the Fund's structure, its approach to the Guidelines is best addressed jointly by the Trustees and the Board. The Fund is a trust created to hold, directly or indirectly, the securities of ATS Andlauer LP and does not conduct any active business. The active business of ATS Andlauer LP is managed by ATS Andlauer GP, as general partner of ATS Andlauer LP. The business of ATS Andlauer GP is overseen by the Board and its committees. The committees report and recommend actions to the Board and, as needed, to the Trustees. The Trustees are also members of the Board, facilitating reporting and information exchange.

The Fund has developed corporate governance practices in response to the Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices ("**NI 58-101**"), which mandates disclosure of corporate governance practices in Form 58-101F1, which disclosure is described below.

Structure of the Trustees and the Board

There are currently five (5) Trustees, being Michael Andlauer, Brian Luborsky, David Matheson, Hanif (Chiko) Nanji, and John Schiller. The Trustees also serve as the trustees of ATSOT and as members of the Board.

Michael Andlauer

Mr. Andlauer has 18 years of experience in the Canadian transportation industry. He founded ATS Andlauer in 1991 and has served as its Chief Executive Officer since that time. He founded Associated Logistics Solutions Inc., a third party logistics provider, in 1995, Logisti-Solve Inc., a third party logistics provider, in 2000, and he co-founded Spectrum Supply Chain Solutions Inc., a warehousing and supply chain management company, in 2002. Mr. Andlauer also serves as the President and Chief Executive Officer of AMG, a company he founded in 1994 to manage and operate related logistics and transportation companies (including ATS Andlauer) operating throughout North America. Mr. Andlauer is also the majority owner of the American Hockey League's Hamilton Bulldogs.

Brian Luborsky

Mr. Luborsky is the President and Chief Executive Officer of Premier Salons, a private company that he founded in 1984. Premier Salons operates 375 salons and spas throughout Canada and the United States. Mr. Luborsky has more than 20 years experience in finance and holds a Bachelor of Commerce degree from the University of Toronto and received a Chartered Accountant designation in 1982 while working at Coopers & Lybrand. Mr. Luborsky also, currently sits on the Board of Trustees of General Donlee Income Trust.

David Matheson, Q.C. (Chair)

Mr. Matheson, Q.C., has over 15 years of experience as a director in the Canadian transportation industry. He has been a partner and a counsel of the Toronto law firm of McMillan Binch Mendelsohn LLP for over 25 years and advises national and international clients on various corporate and governance matters. Mr. Matheson has served as a member of numerous audit committees and corporate governance committees and over the course of his career has acquired competence in the review of financial statements of major public companies and a familiarity with internal controls and financial reporting procedures. Mr. Matheson presently serves as the Chair of the Audit Committee of Clarke Inc. and the Chair of the Audit and Governance Committees of both Newfoundland Capital Corporation Limited and Tonbridge Power Inc. He holds a Bachelor of Commerce degree with a major in accounting from Dalhousie University and a Bachelor of Law degree from Dalhousie Law School.

Hanif (Chiko) Nanji

Mr. Nanji has been the President, Chief Executive Officer and a director of Metro Canada Logistics Inc., a private third-party provider of warehousing, transportation management and customized supply chain solutions since 1988. He is also the Chairman of LDC Logistics Development Corporation, a private real estate development company, the Vice-Chairman and director of Dairy Products in Motion Inc., a private dairy logistics company, and the Vice-Chairman and a director of Spectrum Supply Chain Solutions Inc., a private supply chain management company. Mr. Nanji has a strong business background having over 20 years experience in the Canadian logistics industry serving in executive positions overseeing large operating corporations.

John Schiller

Mr. Schiller has over 25 years of experience in the Canadian transportation industry. He retired in 2004 from his position as President of Kingsway Transport, an LTL, TL and specialized transport company, a position he held since 2002. Prior thereto, he served as the Chief Operating Officer of Maritime-Ontario Freight Lines Limited, a private LTL carrier company, from 2000 to 2002. Prior thereto, he served as the Chief Executive Officer of Day & Ross Inc., one of the largest transportation firms in Canada, from 1992 to 2000.

The Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under NI 58-101. A director is independent if he or she has no direct or indirect "material relationship" with the reporting issuer. "Material relationship" is a relationship which could, in the view of the reporting issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment. The Guidelines apply to both corporate and non-corporate entities. Reference to a particular corporate characteristic, such as a board of directors, includes any equivalent characteristic of a non-corporate entity. The independence of Trustees is determined based on the results of an independence questionnaire that is completed by each Trustee. The questionnaire is intended to elicit certain information about each of the Trustees relating to the criteria of independence within the meaning of the definition contained in NI 58-101. The questionnaire is distributed annually by Management, and a summary report of the results is presented to the Trustees. Based on the results a determination of the independence of each of its members is made by the Trustees as a group. Of the proposed nominees as Trustees, one (1), being Michael Andlauer, President and Chief Executive Officer of ATS Andlauer GP and President and Chief Executive Officer of the Vendor, is not considered "independent" within the meaning of NI 58-101. The remaining four nominees, comprising a majority of the Trustees and directors, are independent.

Under the terms of the Fund's Declaration of Trust, the Vendor will have the right to elect one trustee (**"Vendor Nominee"**) so long as the Vendor holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The Vendor Nominee is Michael Andlauer. The Chair of the Trustees, Mr. Matheson, is an independent trustee and has served in this capacity since the Fund's inception on September 30, 2005. In his capacity as Chair, Mr. Matheson leads the activities of the Trustees, facilitates communications between management and the Trustees and speaks or acts on behalf of the Trustees, all in accordance with the terms of the Trustees' mandate and the Chair's written position description.

The following Trustees, proposed for election at this Meeting, are directors or trustees of other reporting issuers as follows:

Trustee	Additional Memberships	Additional Committee	Exchange
Michael Andlauer	Clarke Inc.	Audit Committee	TSX
Brian Luborsky	General Donlee Income Fund	Audit Committee	TSX
John Schiller	-	-	-
David Matheson	Clarke Inc.	Audit Committee	TSX
	Newfoundland Capital Corporation Limited	-	TSX
	Tonbridge Power Inc.		TSX
Hanif (Chiko) Nanji	-	-	-

The Board holds regular meetings to review, among other things, the business and affairs of ATS Andlauer LP and to make decisions relating thereto. The Board, in conjunction with Management, participates in the strategic planning process, identifies the principal risks of the business and seeks to implement appropriate systems to manage these risks, as well as seeking to ensure the integrity of the disclosure controls and management information systems of ATS Andlauer LP.

The Trustees meet at least quarterly to review, among other things, the performance of the Fund and to approve regular cash distributions to unitholders. Financial results are compared and measured against a previously established plan and performance in prior years and estimates of cash flow are analyzed to determine the appropriateness of distributions. The Board holds meeting each year to review and assess financial budgets and business plans for the ensuing year and overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of Management. Other meetings of the Trustees and the Board are called to deal with special matters as circumstances require.

During the fiscal year ended December 31, 2006 a total of nine (9) Trustee meetings were held with all members in attendance. A session of independent Trustees and a session without Management present are conducted at every scheduled meeting of the Trustees. In addition, during the year a total of ten (10) Audit and Governance Committee of the Fund meetings were held with all members in attendance. A session with the Fund's auditors, Deloitte and Touche LLP without Management present is conducted at every meeting as well as a session with Management without the auditors present. The Compensation Committee of the Fund held five (5) meetings during the year end with all members in attendance. The Trustees are satisfied that their number and composition and their standing committees are well suited to the circumstances of the Fund and allow for the efficient functioning as an independent decision-making body. The Trustees have approved Governance Guidelines which establishes that all Trustees are required to attend all Trustee and committee meetings in person. The Governance Guidelines to permit, on an infrequent basis, for Trustees to participate in meetings by conference call if necessary. A record of attendance of meetings for each trustee for the fiscal year ended December 31, 2006 is as follows:

RECORD OF ATTENDANCE BY TRUSTEES

	Number of meetings attended	
Trustee	Trustees	Committees
Michael Andlauer[1]	9 of 9	12 of 12
David Matheson	9 of 9	10 of 10
Hanif (Chiko) Nanji	9 of 9	15 of 15
Brian Luborsky	9 of 9	10 of 10
John Schiller[2]	9 of 9	14 of 15

Note:

(1) Michael Andlauer, President and Chief Executive Officer of the GP, attended 10 Audit and Governance Committee meetings and 2 Compensation Committee meetings held during the year in the capacity of Management and not as a committee member. Mr. Andlauer does not sit on any of the Fund's committees.

(2) John Schiller, Trustee of the Fund, was invited and attended nine (9) Audit and Governance Committee meetings during the year.

LIST OF COMMITTEE MEMBERS

AUDIT AND GOVERNANCE COMMITTEE
Brian Luborsky, *Committee Chair*
David Matheson
Hanif (Chiko) Nanji

COMPENSATION COMMITTEE
Hanif (Chiko) Nanji, *Committee Chair*
John Schiller

During the twelve month period ended December 31, 2006 a total of nine (9) Board meetings were held with all members in attendance. A session of independent directors of the Board and a session without Management present are conducted at every scheduled meeting of the Board. In addition, during the year a total of ten (10) Audit and Governance Committee of the Board meetings were held with all members in attendance. A session with the Board's auditors, Deloitte and Touche LLP, without Management present is conducted at every meeting as well as a session with Management without the auditors present. The Compensation Committee of the Board held five (5) meetings during the year end with all members in attendance. Directors of the Board are satisfied that their number and composition and their standing committees are well suited to the circumstances of the Board and allow for the efficient functioning as an independent decision-making body. A record of attendance of meetings for each director of the Board for the fiscal year ended December 31, 2006 is as follows:

RECORD OF ATTENDANCE BY DIRECTORS

	Number of meetings attended	
Director	Directors	Committees
Michael Andlauer[1]	9 of 9	12 of 12
David Matheson	9 of 9	10 of 10
Hanif (Chiko) Nanji	9 of 9	15 of 15
Brian Luborsky	9 of 9	10 of 10
John Schiller[2]	9 of 9	14 of 15

Note:

(1) Michael Andlauer, President and Chief Executive Officer of the GP, attended 10 Audit and Governance Committee meetings and two (2) Compensation Committee meetings held during the year in the capacity of Management and not as a committee member. Mr. Andlauer does not sit on any of the Board's committees.

(2) John Schiller, Director of the Board of the GP, was invited and attended nine (9) Audit and Governance Committee meetings during the year.

LIST OF BOARD COMMITTEE MEMBERS

AUDIT AND GOVERNANCE COMMITTEE
Brian Luborsky, *Committee Chair*
Hanif (Chiko) Nanji
David Matheson

COMPENSATION COMMITTEE
Hanif (Chiko) Nanji, *Committee Chair*
John Schiller

Mandates and Responsibilities of the Trustees and the Board

Pursuant to the Fund's Declaration of Trust, the Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund. ATS Andlauer GP manages the business and affairs of ATS Andlauer LP and the Board is responsible for managing the business and affairs of ATS Andlauer GP. The Trustees and the Board have expressly confirmed their commitment to the principles set out in the Mandate of the Trustees (the "Trustees Mandate") and the Mandate of the Board (the "**Board Mandate**"), respectively. The Board has accepted and confirmed its responsibility for overseeing management's performance in the areas of strategic planning process, identification of the principal risks of the business and the implementation of appropriate systems to manage these risks, as well as ensuring the integrity of the internal controls and management information systems of ATS Andlauer LP. The Fund's affairs are administered by ATS Andlauer GP, as administrator of the Fund. The Board Mandate and the Mandate of the Trustees are provided in Schedule "A" and are reviewed annually for appropriateness by the Board and Trustees respectively.

In carrying out its Board Mandate, the Board relies on management to provide it with regular reports on the operations of ATS Andlauer LP and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the Board and its committees. Although the Board has delegated responsibility for the day-to-day management to the officers of ATS Andlauer Transportation GP, there are certain significant decisions that require the approval of the Board before implementation. These include decisions with respect to major capital expenditures, the appointment of and compensation of officers of the GP, the adoption and amendment of incentive plans, unit issues and repurchases, financing arrangements and material acquisitions. Certain decisions that involve the Fund including unit issues and repurchases, certain financing arrangements and certain material acquisitions would also require the approval of the Trustees. Significant disclosure documents are also subject to Board and Trustee review and approval, including annual and interim financial statements. Finally, the Board is responsible for the implementation of a communication policy for the Fund, and for the integrity of internal control, management information and public disclosure systems. The Trustees and the Board have jointly adopted a disclosure, confidentiality and trading policy (the "**Disclosure Policy**") that outlines the procedures for communicating with the public, including analysts and unitholders. The Disclosure Policy, among other things, designates spokespersons for the Fund and prohibits and provides guidance in the area of selective disclosure and is reviewed annually for appropriateness by the Trustees and the Board.

Roles and Responsibilities

The Trustees and the Board have developed written position descriptions, which are reviewed annually for appropriateness, for each of the following positions: (i) the Chair of the Trustees; (ii) the Chair of the Audit and Governance Committee (Fund); (iii) the Chair of the Compensation Committee (Fund), (iv) the Chair of the Board; (v) the Chair of the Audit and Governance Committee (GP) and (vi) the Chair of the Compensation Committee (GP). In addition, the Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer and Chief Financial Officer.

The Trustees and the Board each have two (2) standing committees: an Audit and Governance Committee and a Compensation Committee. The terms of reference of each of the committees which specify the responsibilities of each, have been developed in conjunction with the assistance of outside legal counsel and approved by the Trustees and the Board, as applicable.

The Audit and Governance Committee of the Fund is comprised of Messrs Luborsky (Chair), Matheson and Nanji, all of whom are independent. The Committee with the administrative assistance of ATS Andlauer GP reviews the Fund's annual audited financial statements, the financial content of the Fund's annual report, unaudited quarterly financial statements reviewed by the external auditors of the Fund, the financial content of the Fund's annual and interim management's discussion and analysis reports, material financial press releases and any other material financial information to be publicly released by the Fund for approval by the Trustees. The Committee also with the administrative assistance of ATS Andlauer GP reviews and recommends to the Trustees the public disclosure requirements, standards and practices of the Fund; follows up on major findings of financial audits; has direct access to the Fund's external auditors to review specific issues as

appropriate and monitors the performance and independence of the external auditors of the Fund.

The Charter of the Audit and Governance Committee and other information relating to the Committee required by Form 52 -110F1 can be found in the Annual Information Form of the Fund under the heading "Audit and Governance Committee". In addition, the Committee is responsible for developing the Fund's approach to corporate governance matters. The Committee's mandate also includes the responsibility to assess and recommend any changes necessary to improve trustee effectiveness.

The Audit and Governance Committee of the Board of ATS Andlauer GP is responsible for overseeing financial reporting matters for the Board, and the Board is responsible for overseeing management's performance in respect of the financial reporting of the operations ATS Andlauer LP; for monitoring management's provision of administrative services and advice to the Fund in respect of the Fund's investment in ATS Andlauer LP, including general and investment administrative matters on behalf of the Trustees, compliance with continuous disclosure obligations, general accounting and bookkeeping services, preparation of financial statements and the provision of investor relations services. The Audit and Governance Committee of the Board in fulfilling its responsibilities reviews ATS Andlauer LP's financial statements, and any other material financial information to be provided to its investors for approval by the Board.

The Compensation Committee of the Fund is comprised of Messrs Nanji (Chair) and Schiller, both of whom are independent. The Compensation Committee's responsibilities include the review of the compensation of Trustees. In addition, the Committee will be responsible for reviewing and/or approving any other matters specifically delegated to the Committee by the Trustees, and has undertaken on behalf of the Trustees to do such other compensation initiatives as may be necessary or desirable to enable the Trustees to contribute to the success of the Fund.

ATS Andlauer GP also has a Compensation Committee of independent directors which, among other things, reviews the compensation of the president and chief executive officer and other senior officers of ATS Andlauer GP and makes recommendations on their compensation and benefits, and on director compensation to the Board, assists the Board in overseeing management's administrative responsibilities in respect of any such compensation matters and the disclosure thereof to the Fund, and has undertaken on behalf of its Board to do such other compensation initiatives as may be necessary or desirable to enable the Board to contribute to the success of ATS Andlauer Inc. and to the investment in ATS Andlauer LP by the Fund and ASTOT. The Compensation Committee of the Board is also responsible for developing corporate goals and objectives for the chief executive officer and assesses the chief executive officer against these objectives on an annual basis. A formal report to the Board is presented.

Orientation and Continuing Education

The Fund and ATS Andlauer GP have each adopted an Orientation and Continuing Education Policy (the "**Trustee and Board Orientation and Continuing Education Policies**") that governs the procedures that will be used to orient future Trustees and Board members. Pursuant to the terms of the Trustee Orientation and Continuing Education Policy, each new Trustee will be provided with a copy of the Trustees Mandate, and will meet telephonically or in person with each of the Chair of the Trustees, the Chair of the Audit and Governance Committee (Fund) and the Chair of the Compensation Committee (Fund) to discuss the role of the Trustees and their committees. In addition, each new Trustee will be presented with a package containing all public filings made by the Fund during the preceding 24 months, and will meet in person to review the investment policies of the Fund with the Chair of the Trustees. Also pursuant to the terms of the Board Orientation and Continuing Education Policy, each new Board member will be provided with a copy of the Board Mandate, and will meet telephonically or in person with each of the Chair of the Board, the Chair of the Audit and Governance Committee (GP) and the Chair of the Compensation Committee (GP) to discuss the role of the Board members and their committees. In addition, each new Board member will be presented with a package containing all public filings made by the Fund during the preceding 24 months, and will meet in person to discuss the nature and operation of ATS Andlauer LP's business with each of the President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Administrator of the Fund.

Each new Trustee and Board member will also be given the opportunity upon request to retain independent legal counsel, at the Fund's expense, to advise him or her with respect to the issues raised by his or her trusteeship and board membership.

The Audit and Governance Committee of the Fund has been delegated the responsibility of maintaining a continuing education program for Trustees, pursuant to the Trustee Orientation and Continuing Education Policy. The Audit and Governance Committee of the GP has been delegated the responsibility of maintaining a continuing education program for Board members and has tasked management of the Administrator to regularly provide information respecting industry trends, new regulation and other factors of which Board members should be made aware. To this end, management, with the assistance of outside counsel, as appropriate, will deliver reports of industry trends and legal and regulatory developments relevant to the Board. Such reports will be provided annually or more frequently if requested by Board members or considered advisable by management.

In addition, each year management will circulate questionnaires, which will be used to gather information that will assist in determining whether existing Trustees and Board members demonstrate requisite levels of independence and financial literacy. To the extent that any Trustee or Board member requires additional financial education or training to ensure compliance with applicable legal and regulatory standards or relevant best practices, such education or training will be provided by a third party provider. Trustees and Board members are also permitted to independently arrange additional education or training intended to improve their performance as a Trustee or as a member of the Board at the Fund's expense, upon approval by the Chair of the Board. Based on completed questionnaires for fiscal 2006, there were no instances of any deficiencies relating to financial literacy amongst members of the board or trustees of the Fund.

Ethical Business Conduct

The Trustees and the Board have jointly adopted a written code of conduct and ethics (the "**Joint Code of Business Conduct**" or the "**Code**") that applies to the Trustees of the Fund, and directors, officers and employees of its subsidiaries. The Joint Code of Business Conduct encourages reporting of breaches of its terms, and the Trustees and the Board have adopted a Joint Whistleblower Policy which describes how reports can be made on a confidential basis. Any information relating to a breach of the Code is presented directly to the Chair of the Audit and Governance Committee of the Board. The Fund has never filed a material change report that pertains to a departure from the Code.

The Trustees and the Board take special precautions to ensure that they respectively exercise independent judgment in considering transactions or agreements in respect of which a Trustee, director or executive officer has a material interest. The special precautions include: (i) implementing procedures, enshrined in the Joint Code of Business Conduct, that require full, true and plain disclosure by Trustees, directors, officers and employees of all facts and circumstances relating to a transaction or agreement in which any such person has material interest; (ii) the presentation to the Trustees or the Board, as applicable, of all facts and circumstances relating to each material transaction or agreement in which any Trustee, director, officer or employee has material interest; (iii) the review and approval by the Trustees or the Board, as applicable, of each material transaction or agreement in which any Trustee, director, officer or employee has material interest, conducted in each case in the absence of interested persons.

The Trustees and the Board intend to take the following additional steps to encourage and promote a culture of ethical business conduct in the future: (i) management, under the direction of the Board, will complete an annual review of the Joint Code of Business Conduct, to ensure compliance with applicable laws and regulations and relevant best practices; (ii) Trustees, directors, officers and employees will be required to sign updated versions of each of the Joint Disclosure Policy and the Joint Code of Business Conduct on an annual basis.

A copy of the Code may be obtained upon request delivered in writing to the Information and Governance Officer for ATS Andlauer GP, at the following address:

Information & Governance Officer
ATS Andlauer Transportation Services GP Inc.
109 Dorey Ave Suite # 13
Dartmouth NS B3B 0B2

Nomination of Trustees and Directors

The Audit and Governance Committee of the Fund is responsible for identifying new candidates for nomination as Trustees. The Audit and Governance Committee, consisting entirely of independent Trustees, acts as a nominating committee in consultation with the Trustees as a whole. The committee considers the advice and input from all Trustees regarding, among other things, the appropriate number of Trustees, the necessary qualifications and skills of the Trustees as a whole and of each Trustee individually, and the recommendation of new individuals willing to serve as Trustees who offer experience and expertise in an area of strategic interest to the Fund as well as the ability to devote the time required. The Audit and Governance Committee of the Board undertakes substantially the same responsibilities in respect of the Board and ATS Andlauer GP and works in consultation with the Audit and Governance Committee of the Fund. The responsibilities, powers and operation of the Audit and Governance Committee of the Fund relating to the nomination of Trustees are enshrined in the Audit and Governance Committee Charter.

Board Self-Assessment Process

The Trustees and members of the Board conduct annual assessments of the effectiveness and contribution, on a collective basis, of the Trustees and the Board. In 2006, the assessment of the competency and skills of the Trustees and the members of the Board consisted of the completion of a governance self appraisal form. Trustees and Members of the Board were required to complete and return detailed questionnaires whose results were tabulated by the Chairman of the Audit and Governance Committee and a report submitted to the Trustees and to the Board for discussion. The results of the questionnaires concluded that the Trustees and the Board functioned effectively in fiscal 2006. Succession planning was highlighted as an area for focus in 2007 to which the Trustees and the Board remain committed.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Trustees know of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the Trustee representatives named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the Fund's most recently completed financial year. A copy of the Fund's financial statements and management's discussion and analysis is available upon written request to the Chief Financial Officer of ATS Andlauer GP at ATS Andlauer GP, Suite 600, 190 Attwell Drive, Toronto, Ontario, M9W 6H8.

APPROVAL OF CIRCULAR

The contents and the sending of this Information Circular have been approved by the Trustees.

DATED this 26th day of March, 2007.

By Order of the Trustees

(signed) "David Matheson"
Chair of the Trustees
ATS Andlauer Income Fund

SCHEDULE "A"

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

MANDATE FOR THE BOARD OF DIRECTORS

The term "GP" refers to ATS Andlauer Transportation Services GP Inc., the term "Board" refers to the board of directors of the GP and the term "Governance Agreements" refers, collectively, to the Declaration of Trust of ATS Andlauer Income Fund (the "Fund"), the Administration Agreement between the Fund, ATS Andlauer Operating Trust ("ATSOT") and the GP, the Securityholders Agreement between the Fund, ATSOT, the GP, ATS Andlauer Transportation Services Limited Partnership (the "LP") and others, the Exchange Agreement between the Fund, ATSOT, the GP, the LP and others and the Limited Partnership Agreement governing the LP.

The Board is elected by ATSOT, as the sole shareholder of the GP, in accordance with the provisions of the Securityholders Agreement and the Declaration of Trust and is responsible for the stewardship of the affairs of the GP. The Board seeks to discharge such responsibility by reviewing and discussing the strategies and plans of senior management ("Management") of the GP and its subsidiaries and supervising Management, monitoring the performance of the LP and its subsidiaries and exercising its voting and management rights as the general partner of the LP.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the GP and by overseeing and monitoring Management to with the objective of maintaining a culture of integrity. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, and by overseeing and monitoring Management.

Although directors may be nominated or elected by shareholders to bring special expertise or a point of view to Board deliberations or may be appointed pursuant to the provisions of the Declaration of Trust or the Securityholders Agreement, they are not chosen to represent a particular constituency. The best interests of the GP and the LP must be paramount at all times.

DUTIES OF DIRECTORS

The Board discharges its responsibilities directly and through any standing or ad hoc committees, the Board may appoint from time to time. In addition to the Board's primary role of overseeing the affairs of the GP, its principal duties include, but are not limited to the following categories, all subject to the terms of the Governance Agreements:

Oversight of Management

1. The Board, in consultation with the trustees (the "Trustees") of the Fund, has the responsibility for approving the appointment of the Chairman and the Chief Executive Officer and any other officers of the GP (collectively, the "**GP Officers**"), and, in consultation with the Trustees, approving the compensation of the Chief Executive Officer and other officers and employees of the GP following a review of the recommendations of the Compensation Committee of the Board (the "**GP Compensation Committee**").

2. The Board has delegated authority to the Chief Executive Officer for the overall management of the GP, including strategy and operations designed to achieve the long-term success of the GP and the LP. This delegation is subject to the General Authority Guidelines in Appendix "A" that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

3. The Board may from time to time delegate authority to the GP Officers, subject to specified limits. Matters that are outside the scope of the authority delegated to the GP Officers and material transactions are reviewed by and subject to the prior approval of the Board.

4. The Board is responsible for monitoring the performance of Management with respect to the operations of the GP and the LP.

Monitoring of Financial Performance and Other Financial Reporting Matters

5. The Board has oversight responsibility for reviewing and questioning the strategies and plans of the GP and the LP.

6. The Board has oversight responsibility for reviewing systems for managing the principal risks of the business of the GP and the LP including insurance coverages, conduct of material litigation and the effectiveness of internal controls.

7. The Board is responsible for considering appropriate measures it may take if the performance of the GP or the LP falls short of their goals or other special circumstances warrant.

8. The Board shall be responsible for approving the (audited) financial statements and the notes of the GP and the LP.

9. The Board is responsible for reviewing and approving material transaction involving the GP and those matters which the Board is required to approve under its governing legislation and the Governance Agreements, including the payment of distributions, acquisitions and dispositions of material assets by the GP or the LP and material expenditures by the GP or the LP.

10. The Board is responsible for reviewing and directing how the GP will exercise its voting and managerial rights in respect of matters relating to the LP.

11. The Board has responsibility for effectively monitoring the principal risks of the GP and considering the principal risks relating to the LP.

Board Organization

12. Subject to the Securityholders Agreement, the Declaration of Trust and the other Governance Agreements, the Board retains the responsibility for managing its own affairs by giving approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

13. The Board may delegate to Board committees matters for which it is responsible, including the approval of compensation of the Board and Management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

14. The Board is responsible for:

(a) approving and monitoring compliance with all significant policies and procedures by which the GP is operated;

(b) approving policies and procedures designed to ensure that the GP operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(c) enforcing obligations of the directors respecting confidential treatment of the proprietary information of the GP and the LP and Board deliberations.

15. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

16. The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the GP and the LP to securityholders on a timely and regular basis;

(b) overseeing that the financial results of the GP and the LP are reported fairly and in accordance with gen erally accepted accounting standards;

(c) overseeing the integrity of the internal control and management information systems of the GP and the LP; and

(d) taking steps to enhance the timely disclosure to the Fund of any other developments that have a significant and material impact on the Fund to enable the Fund to comply with its timely disclosure obligations.

APPENDIX "A"

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

GENERAL AUTHORITY GUIDELINES

AUTHORITY OF MANAGEMENT

The Chief Executive Officer is responsible for overall management of the GP, including strategy and operations designed to achieve the long-term success of the GP and the LP.

This responsibility is subject to the provisions of applicable law, the articles and by-laws of the GP, the Securityholders Agreement, the Limited Partnership Agreement and any particular direction or resolution of the Board of Directors, except for the following matters that require the specific authorization of the Board or a Board committee. In addition, certain matters identified below will be subject to periodic review by the Board or a Board committee.

The delegation contemplated by these guidelines shall include the authority to establish areas of responsibility and limits of authority for members of management of the GP and the subsidiaries of the GP and the LP.

MATTERS REQUIRING DIRECTORS OR COMMITTEE OF DIRECTORS APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Approve major changes to the organization of the GP, the LP or their respective subsidiaries such as the creation or divestiture of significant investments or acquisitions.

2. Approve adoption of or changes to GP policies with application to the conduct of directors, including the Joint Disclosure Policy.

3. Review of adherence to the policies of the GP.

4. Approve proposed changes to the GP's articles or by-laws or the Governance Agreements.

II. Budgets, Plans and Commitments

1. Review and approve the annual budget of the LP and the annual budget for the GP, if any.

2. Approve any single capital commitment exceeding $1 million in a year or over multiple years or any capital commitment which results in expenditures in excess of the approved annual capital expenditure budget.

3. Approve major agreements or long-term leases outside the ordinary course of business of the GP or the LP.

4. Review long range business plans.

5. Approve amendments to the Limited Partnership Agreement.

III. Financial and Corporate

6. Approve the annual (audited) financial statements of the GP and the LP.

7. Approve the interim financial statements of the GP and the LP.

8. Approve the distribution policy of the GP, if any, including approving declaration of dividends.

9. Approve changes in authorized capital, issuance or repurchase of shares, debt securities and related prospectuses or trust indentures, if any.

10. Generally review operating and financial performance relative to budgets and objectives in the context of the general partner of the LP.

11. Review significant changes in accounting practices or policies.

12. Approve borrowing, hedging and granting of guarantees, if any.

13. Review significant changes in accounting practices or policies.

IV. External Auditors of the GP and the LP

14. Approve appointment of external auditors, if any, establishment of their fees and annual audit plan.

15. Review independence of external auditors.

16. Review findings of external audit review and Management's response.

V. Risk Management

17. Review the GP's and the LP's risk management and insurance coverages.

18. Review the GP's conduct of litigation that could materially affect the financial condition of the GP or the LP.

19. Review effectiveness of internal control procedures.

VI. Management and Human Resources

1. Approve appointment or removal of executives in positions at or above Vice President of the GP ("**Senior Executives**");

2. Confirm appointments of other officers.

3. Evaluate performance of the Chief Executive Officer.

4. Approve compensation for the Chief Executive Officer and other Senior Executives and review performance.

5. Approve contracts with Senior Executives including special termination provisions or payments.

6. Approve adoption of unit purchase or other unit based compensation arrangements, if any.

7. Approve short-term and long-term incentive plan criteria, targets and awards, if any, in so far as such plans are a direct activity of the GP or the LP.

8. Review Senior Executive succession plans.

ATS ANDLAUER INCOME FUND

MANDATE FOR THE TRUSTEES

The term "**Fund**" refers to ATS Andlauer Income Fund, the term "**Trustees**" refers to the trustees of the Fund and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Fund, the **Administration Agreement** between the Fund, ATS Andlauer Operating Trust ("ATSOT") and ATS Andlauer Transportation Services GP Inc. (the "**GP**"), the **Securityholders Agreement** between the Fund, ATSOT, the GP, ATS Andlauer Transportation Services Limited Partnership (the "LP") and others, the **Exchange Agreement** between the Fund, ATSOT, the GP, the LP and others and the **Limited Partnership Agreement** governing the LP.

The Trustees are elected by the unitholders and are responsible for the stewardship of the affairs of the Fund. The Trustees seek to discharge such responsibility by reviewing and discussing the Fund's investments, and in particular the Fund's indirect investments in the LP and the GP, and, as an investor, monitoring the stewardship of the GP by its board of directors (the "**GP Board**"), subject to the provisions of the Governance Agreements.

The Trustees are responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Fund. To the extent within their authority to do so, the Trustees seek to discharge this responsibility by satisfying themselves as to the integrity of the senior management of the GP, including the Chief Executive Officer ("CEO") and other executive officers of the GP, as administrator (the "**Administrator**") of the Fund pursuant to the Administration Agreement, and, as an investor, monitoring the integrity of the senior management of the LP and the GP.

Although Trustees may be nominated or elected by the unitholders to bring special expertise or a point of view to Trustee deliberations or may be appointed pursuant to the requirements of the Declaration of Trust, they are not chosen to represent a particular constituency. The best interests of the Fund must be paramount at all times.

DUTIES OF THE TRUSTEES

The Fund is a limited purpose trust and is restricted to activities that permit it to maintain its status as a "unit trust" and a "mutual fund trust" including, among other things: (a) investing its funds in securities, including securities issued by ATSOT, the LP and the GP; (b) holding cash in interest bearing accounts, government debt and certain other permitted investments; and (c) issuing units and other securities for cash or other consideration.

The Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and affairs of the Fund; (ii) maintaining records and providing reports to unitholders, (iii) effecting payment of distributions to unitholders, (iv) investing funds of the Fund in accordance with the Declaration of Trust, (v) acting for, voting on behalf of and representing the Fund as a securityholder, and (vi) using commercially reasonable efforts to ensure that the Fund complies at all times with the requirements of paragraph 108(2)(a) and subsection 132(6) of the Income Tax Act (Canada) (i.e., maintains its status as a "unit trust" and a "mutual fund trust"). The Trustees may exercise in respect of the Fund assets and the business and affairs of the Fund any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof.

The Trustees discharge their responsibilities directly and through their committees, the Audit and Governance Committee and the Compensation Committee. In addition to these regular committees, the Trustees may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Trustees' primary role of overseeing the affairs of the Fund, their principal duties include, but are not limited to the following categories:

Oversight of Administrator

9. In accordance with the Declaration of Trust and the Administration Agreement, the Trustees have delegated authority for certain management and administrative matters to the Administrator but have retained authority for the over-

sight of the overall management of the Fund including long term strategy. This delegation is summarized in the General Authority Guidelines in Appendix "B" that require either prior authorization by the Trustees or periodic review by the Trustees in respect of specified matters.

10. The Trustees have the responsibility for approving the appointment of any officers of the Fund (collectively, the "Fund Officers"), approving the compensation of Fund Officers and employees, if any, and monitoring the compensation of officers and employees of the GP and the LP, which compensation is the responsibility of the GP Board.

11. The Trustees may from time to time delegate authority to the Administrator, to Fund Officers, if any, or others as permitted by the Declaration of Trust. Matters that are outside the scope of the authority delegated to the Administrator or others and material transactions are reviewed by and subject to the prior approval of the Trustees.

Monitoring of Investments and Related Matters

12. As an investor, the Trustees will monitor and review the Fund's investments including its investments in ATSOT and its indirect investments through ATSOT in the LP and the GP and may question the strategies and plans of the LP and the GP.

13. The Trustees have the responsibility for monitoring the compliance by the LP and the GP with the Governance Agreements to which the Fund is a party including the distribution policies set out therein.

14. The Trustees are responsible for considering appropriate measures the Fund may take as an investor in the LP and the GP if the performance of the LP or the GP, as the case may be, falls short of its goals or other special circumstances warrant or if the LP or the GP does not fulfill its obligations under the Governance Agreements to which the Fund is a party.

Financial Performance and Financial and Other Reporting Matters

15. The Trustees are responsible for approving the audited financial statements of the Fund and the notes and Management's Discussion and Analysis accompanying such financial statements.

16. The Trustees are responsible for reviewing and approving material transactions involving the Fund and those matters that the Trustees are required to approve under the Declaration of Trust including the payment of distributions, the issuance of trust units, acquisitions and dispositions of material assets by the Fund and material expenditures by the Fund.

Trustee Organization

17. The Trustees will respond to the recommendations received from the Audit and Governance Committee and the Compensation Committee, but retain the responsibility for managing their own affairs including their composition, the selection of the Chair of the Trustees, subject to the provisions of the Declaration of Trust and other applicable Governance Agreements, candidates nominated for election to the Trustees, committee and committee chair appointments, committee charters and Trustee compensation.

18. The Trustees may delegate to Trustee committees matters for which they are responsible, including the approval of compensation of the Trustees and management, if any, the approval of interim financial results of the Fund, the conduct of performance evaluations and oversight of the Fund's internal control systems, but the Trustees retain their oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

19. The Trustees have delegated to the Audit and Governance Committee responsibility for developing the Trustees' approach to corporate governance, including the development of the Governance Guidelines.

Policies and Procedures

20. The Trustees are responsible for:

(a) approving and monitoring compliance with all significant policies and procedures by which the Fund is operated;

(b) approving policies and procedures designed to ensure that the Fund operates at all times within applica ble laws and regulations and to the highest ethical and moral standards and with a view to creating a cul ture of integrity within the Fund's organization; and

(c) enforcing obligations of the Trustees respecting confidential treatment of the Fund's proprietary informa tion and Trustee deliberations.

21. The Trustees have approved a Joint Disclosure Policy respecting communications to the public.

22. The Trustees have adopted the Governance Guidelines to assist them in their governance responsibilities.

Communications and Reporting

23. The Trustees are responsible for:

(a) overseeing the accurate reporting of the financial performance of the Fund to unitholders, other security holders and regulators on a timely and regular basis;

(b) overseeing that the financial results of the Fund are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) overseeing the integrity of the internal control and management information systems of the Fund;

(d) taking steps to enhance the timely disclosure of any other developments that have a significant and mate rial impact on the Fund;

(e) reporting to unitholders on their stewardship as may be required under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading;

(f) overseeing the investor relations and communications strategy of the Fund; and

(g) overseeing the Fund's implementation of processes that accommodate feedback from unitholders includ ing by receiving and responding to feedback from unitholders through:

(i) correspondence specifically addressed to the Trustees which is received by the investor relations depart ment via mail, email, and phone; and

(ii) communications received through the Administrator's officers.

APPEDIX "B"

ATS ANDLAUER INCOME FUND

GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE ADMINISTRATOR

The Fund does not have any officers or employees, other than the Chair of the Trustees, who is not an employee. As permitted by the Declaration of Trust, the Fund has retained the GP as Administrator pursuant to the Administration Agreement to provide or arrange for the provision of services required in the management and administration of the Fund. An extract from the Administration Agreement setting out the specific services to be provided by the Administrator is attached as **Appendix "1"**.

The Trustees have retained responsibility for oversight of the overall management of the Fund including long term strategy. This responsibility is subject to the provisions of the Declaration of Trust, the other Governance Agreements and applicable law.

MATTERS REQUIRING TRUSTEE OR TRUSTEE COMMITTEE APPROVAL OR REVIEW

VII. Organizational Changes and Policy

24. Approve major changes to the organization of the Fund such as the creation or divestiture of significant investments or acquisitions.

25. Approve adoption of or changes to Fund policies with application to the conduct of Trustees, including the Joint Disclosure Policy and the Governance Guidelines.

26. Review of adherence to the policies of the Fund.

27. Approve proposed changes to the Declaration of Trust or other Governance Agreements to which the Fund is a party.

VIII. Financial and Corporate

28. Approve the Fund's annual audited financial statements, annual report, management proxy circular and annual securities law filings.

29. Approve the Fund's interim financial statements and other reporting in accordance with the Fund's Joint Disclosure Policy and the Audit and Governance Committee Charter.

30. Approve the declaration of distributions and changes to Fund policy in respect thereof.

31. Approve any distribution reinvestment plan.

32. Approve in respect of the Fund changes in authorized capital, listing of securities, issuance or repurchase of units, issuance, repurchase or redemption of debt securities and any prospectuses or circulars in connection therewith other than pursuant to redemptions in accordance with the Declaration of Trust.

33. Approve borrowing, hedging and granting of guarantees by the Fund, if any.

34. Review significant changes in the Fund's accounting practices or policies.

35. Review findings of any regulatory agencies concerning the financial information of the Fund and the Administrator's response.

36. Approve adoption of unit option, unit purchase or other unit based compensation arrangements, if any, that involve the issuance of units by the Fund or involve the purchase of units by the Fund.

IX. External Auditors of the Fund

37. Recommend appointment of external auditors of the Fund by unitholders and establish their fees and approve the annual audit plan.

38. Review independence of the Fund's external auditors.

39. Review findings of external audit review and the Administrator's response.

X. Risk Management

40. Identify the principal risks of the Fund's investments and affairs and oversee the implementation of appropriate systems to manage those risks.

41. Review the Fund's risk management and insurance coverages, if any.

42. Review the Fund's conduct of litigation that could materially affect the financial condition of the Fund.

43. Review effectiveness of the Fund's internal control procedures.

XI. Management and Administration

44. Monitor the performance of the Administrator pursuant to the Administration Agreement

45. As an investor, monitor and evaluate the Fund's investments including its indirect investments in the LP and the GP.

46. Approve appointment or removal of officers or employees of the Fund, if any.

47. Monitor senior executive succession plans of the Administrator.

48. Approve the adoption of unit option, unit purchase or other unit based compensation arrangements, if any, that involve the issuance of units by the Fund or involve the purchase of units by the Fund.

APPENDIX "1"

EXTRACTS FROM ADMINISTRATION AGREEMENT

"ARTICLE 2
SERVICES

2.5 **Administrative and Support Services for the Fund**

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Fund hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of the Fund, including the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein or herein and generally provide all other services as may be necessary or as requested by the Trustees for the management and administration of the Fund;

(b) assist the Trustees in making all determinations necessary for the discharge of the Trustees' obligations under the Declaration of Trust;

(c) retain and monitor, on behalf of the Trustees, a transfer agent and other persons serving the Fund;

(d) authorize and pay on behalf of the Fund operating expenses incurred on behalf of the Fund and negotiate contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) provide office space, telephone, office equipment, facilities, supplies and executive, secretarial, bookkeeping, general accounting and clerical services;

(f) deal with banks and other institutional lenders, including in respect of maintenance of bank records and the negotiation and securing of bank financing or refinancing or one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Fund or any entity in which the Fund holds any direct or indirect interest;

(g) provide or cause to be provided to the Trustees any services reasonably necessary for the Trustees to be able to consider any future acquisitions of assets and property by the Fund or divestitures of assets and property of the Fund;

(h) administer all of the records and documents relative to the assets and property of the Fund;

(i) prepare and provide to the Trustees for their review and approval all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Trustees have a reasonable opportunity to review and approve them, execute them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

(j) assist the Trustees in computing distributions to Unitholders including calculating Cash Flow (as defined in the Declaration of Trust) and facilitate payment of distributions properly declared payable by the Fund;

(k) provide advice and assistance to the Trustees with respect to the performance of the obligations of the Fund and the enforcement of the rights of the Fund under all agreements entered into by the Fund;

(l) ensure compliance by the Fund with all applicable securities laws, including continuous disclosure obligations;

(m) ensure compliance by the Fund with stock exchange rules;

(n) provide all communications and related services to the Fund, including government relations services, drafting, approval and distribution of all press releases related to distributions to Unitholders, earnings and other disclosable events, in compliance with the Fund's policies on disclosure and all applicable securities laws related to disclosure of material information;

(o) prepare on behalf of the Fund any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(p) provide investor relations services to the Fund;

(q) at the request and under the direction of the Trustees, call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and prepare for approval by the Trustees and arrange for the distribution of all materials (including notices of meetings, information circulars and instrument of proxy) in respect thereof;

(r) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under Applicable Laws, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

(s) obtain and pay for the costs of liability insurance for the protection of the Fund and its affiliates, and their respective trustees, directors and officer against such risks, to such limits and with such deductibles and such other terms as are approved by the Trustees from time to time;

(t) attend to all administrative and other matters arising in connection with any redemptions of Trust Units or ATSOT Units or any exchange of Exchangeable Securities for Trust Units;

(u) ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a "mutual fund trust" within the meaning of that Act since inception, assuming the requirements for such election are met, ensure that the Fund elects under the analogous provisions of any applicable provincial tax legislation, monitor the Fund's status as a mutual fund trust and provide the Trustees with written notice when the Fund ceases or is at risk of ceasing to be such a mutual fund trust;

(v) ensure compliance with the Fund's limitations on non-resident ownership, as more particularly set out in Section 2.6;

(w) provide advice to the Trustees with respect to the timing and terms of future offerings of Trust Units, if any;

(x) assist the Trustees in connection with any offerings of Trust Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; and

(y) promptly notify the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund.

Upon request, the Administrator will provide quarterly reports to the Trustees outlining the nature and details of the foregoing services that have been provided.

2.6 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of Unitholders. If, at any time, the Administrator is of the opinion that the Trustees should require declarations as to the residence status of Unitholders under Section 14.1 of the Declaration of Trust, it shall so advise the Trustees and provide the form of the declaration therefor to

the Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are or may be non-residents of Canada within the meaning of the Income Tax Act (Canada) or such a situation is reasonably possible, it shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 14.1 of the Declaration of Trust. If the Administrator reasonably believes that 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are held by non-residents of Canada, it shall prepare and furnish to the Trustees notices to the non-resident Unitholders, requiring them to sell their units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustees shall provide the Administrator with such information regarding the residence status of Unitholders and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.6.

4.3 Compliance

The Administrator shall deliver to the Trustees within 90 days after the end of a fiscal year and within 45 days after the end of each Quarter a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator stating that a review of the activities of the Administrator and the Fund during the preceding fiscal year or Quarter, as applicable, has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year. The Administrator shall contemporaneously deliver an analogous certificate to the ATSOT Trustees in respect of the activities of ATSOT during each such period."

File No. 82-34967

ATS ANDLAUER INCOME FUND

Instrument of Proxy

For the Annual Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units or special voting units (collectively, "Units") of ATS Andlauer Income Fund (the "Fund") hereby appoints Michael Andlauer, President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc. (the "GP"), the administrator of the Fund, of the Town of Milton, in the Province of Ontario, or, failing him, Brian Mascarenhas, Vice President and Chief Financial Officer of the GP, of the City of Mississauga, in the Province of Ontario, or instead of either of the foregoing,

____

as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the **Annual Meeting of the Unitholders of the Fund (the "Meeting"), to be held on May 7, 2007** and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. Election of Trustees

		FOR	WITHHOLD
01.	M. Andlauer	☐	☐
02.	D. Matheson	☐	☐
03.	H. Nanji	☐	☐
04.	B. Luborsky	☐	☐
05.	J. Schiller	☐	☐

2. Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Fund for the ensuing year.

FOR ☐ WITHHOLD ☐

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

FOR ☐ WITHHOLD ☐

This Instrument of Proxy is solicited on behalf of the trustees of the Fund. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2007.

....

(Signature of Unitholder)

....

(Name of Unitholder - please print)

Return this proxy

By Mail

- Complete, sign and date the left side of this proxy.
- Detach and return in envelope provided.

RECEIVED

2007 APR 23 P 1:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to CIBC Mellon Trust Company, P.O. Box 721 Agincourt, Ontario, M1S 0A1, or for those investors wishing to return their proxies in person by delivering them to CIBC Mellon Trust Company 320 Bay Street, Banking Hall Level, Toronto, Ontario, not less than 24 hours before the time set for the holding of the Meeting or any adjournments thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ATS ANDLAUER INCOME FUND

ANNUAL INFORMATION FORM
For the year ended December 31, 2006

March 26, 2007

TABLE OF CONTENTS

DEFINED TERMS

Please refer to the "Glossary of Terms" in **Schedule "A"** for a list of defined terms used in this annual information form.

FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. Statements other than statements of historical fact contained in this annual information form may be forward looking statements, including, without limitation. Management's expectations, intentions and beliefs concerning the transportation industry, its competitive landscape and the general economy, statements regarding the amount and timing of the payment of distributions by the Fund and the future financial position or results of the Fund, business strategy, proposed acquisitions, growth opportunities, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Partnership. Readers can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions and should not be read as guarantees or assurances of future performance. **Accordingly, readers are cautioned not to place undue reliance on any forward looking information contained in this annual information form. Statements containing forward looking information reflect Management's current beliefs and assumptions based on information in its possession on the date of this annual information form.** Although Management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Statements containing forward-looking information by their nature involve numerous assumptions and significant known and unknown facts and uncertainties of both a general and a specific nature. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward looking statements contained herein include risks relating to: general economic conditions; the competitive environment; reliance on major customers and contract renewals; dependence on personnel; labour relations; insurance matters; reliance on information technology; reliance on third party transportation providers; exposure to litigation; weather conditions; the regulatory environment in which the Partnership operates; environmental regulation and potential environmental liability; potential unknown liabilities; the timing and amount of capital expenditures; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Partnership; the availability of future financing; the ability to sustain and manage growth; absence of an operating history as a public company; dependence on external funding sources; the dependence of the Fund on ATSOT and the Partnership; absence of a prior public market for the Units; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Partnership's performance; cash-on-cash yield as a measure of performance; the legal attributes of the Units; the restrictions on the potential growth of the Partnership as a consequence of the payment by the Partnership of substantially all of its operating cash flow; income tax related risks; future sales of Units by the Vendor; ability to recover from the Vendor for breaches of the Acquisition Agreement; conflicts of interest; possible limits on Unitholder limited liability; the distribution of securities on redemption or termination of the Fund; dilution of interests of Unitholders; and restrictions on non-resident Unitholders and liquidity of Units.

The information contained in this annual information form, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Partnership.

The forward looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward looking statements included in this annual information form are made as of the date of this annual information form and, subject to applicable law, neither the Fund nor any other party assumes any obligation to update or revise them to reflect new events or circumstances.

NON-GAAP MEASURES

References in this annual information form to:

"EBITDA" are to net income before provision for interest, income taxes and depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"Distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this annual information form. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP.

Although the terms EBITDA and distributable cash are referred to in this annual information form, no EBITDA or distributable cash information is presented. Where presented in other filings made on behalf of the Fund, such measures are reconciled to the most directly comparable measure in the Fund's GAAP financial statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this annual information form is based upon information from independent industry and other publications and Management's knowledge of and experience in the markets in which the Fund operates. While Management believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Fund has not independently verified any of the data from third party sources referred to in this annual information form or ascertained the underlying assumptions relied upon by such sources.

TRADEMARKS

The "ATS" logo is a trademark owned by the Partnership. All other trademarks used in this annual information form (if any) are the property of their respective owners.

CORPORATE STRUCTURE

Name, Address and Formation

ATS Andlauer Income Fund (the "**Fund**")
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario by the Declaration of Trust. There have not been any material amendments to the Declaration of Trust since the Fund became a reporting issuer on September 22, 2005.

Intercorporate Relationships

The following chart illustrates the structure of the Fund as at the date hereof.



Public Unitholders (4)
100% (Units)
ATS Andlauer Income Fund (Ontario)
100% (ATSOT Units)
ATS Andlauer Operating Trust (Ontario)
100% (GP Common Shares)
ATS Andlauer Transportation Services GP Inc. (Canada)
Vendor(3)
19.9%(2)
80.1%(1)
100% (GP Units)
ATS Andlauer Transportation Services Limited Partnership (Manitoba)

Notes:

(1) Ordinary LP Units, representing 80.1% of the LP Units.

(2) Exchangeable LP Units representing 19.9% of the LP Units. Each Exchangeable LP Unit is exchangeable into one Unit. subject to customary anti-dilution adjustments. The holders of Exchangeable LP Units also hold one Special Voting Unit for each Exchangeable LP Unit held. The Special Voting Units entitle the holders of Exchangeable LP Units to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which the related Exchangeable LP Units are then exchangeable. See "Retained Interest and Exchange Rights" and "ATS Andlauer Income Fund — Units and Special Voting Units".

(3) The Vendor is owned by the Founding Shareholder.

(4) Included are 180,700 Units owned by Andlauer Management Group Inc. ("AMG"), a company controlled by Michael Andlauer.

INDUSTRY OVERVIEW

General Overview

The Canadian freight transportation industry can be defined by two categories: the business-to-business segment and the business-to-consumer segment. The business-to-consumer segment includes goods shipped between businesses and individual consumers. The business-to-business segment includes the transportation of goods between businesses. The Fund is focused exclusively on the business-to-business segment of the transportation industry.

The Canadian Freight Transportation Industry

The transportation of goods and the provision of distribution services between businesses are essential in the functioning of an economy. A country's trade and economy are dependent on its transportation and distribution capabilities as companies rely on these services and related infrastructure to conduct their businesses and to distribute their products to retailers and end-users.

The commercial freight transportation industry in Canada is segmented into various modes of transportation: air, rail, marine, trucking, and other ground transportation.

Trucking Segment

The Canadian commercial trucking industry is typically separated into three main segments: courier services, for-hire trucking and private trucking. These segments are increasingly being supported by a fourth segment, logistics and value added services.

Courier Services

Courier services represented approximately 10% of the Canadian trucking industry in 2004. Management believes that the courier services segment is the fastest growing segment in the Canadian commercial trucking industry. Courier services include the transport of envelopes, packages and other items at an expedited rate.

The courier service industry may be divided into two major segments;

(a) Overnight or later delivery: Shipments that are delivered at least one day after the day they are picked up. This segment of the market includes shipments delivered within Canada, to the United States or other countries around the world. This segment represents the majority of market activity.

(b) Same day/messenger: Shipments that are delivered the same day they are picked up. By definition, these tend to be primarily local and/or regional deliveries.

Typical courier service providers limit the weight of packages to 70 pounds, while more specialized courier service providers such as the Fund may also provide the flexibility to distribute packages in excess of 70 pounds.

The typical courier service providers offer both business and consumer deliveries and limit package size due to the physical design of their conveyor and handling systems.

For-Hire Trucking

For-hire commercial trucking, representing approximately 47% of the Canadian trucking industry in 2004, involves freight transportation services offered to third parties in exchange for compensation. The for-hire trucking segment is typically separated into two areas: TL and LTL services.

TL carriers are those that move large shipments (greater than 10,000 pounds) on irregular routes providing service on a point-to-point basis with no intermediate stops or handling. LTL carriers pick up smaller shipments (less than

10,000 pounds) and consolidate the goods to fill a trailer. These goods are then taken to a final destination terminal at which they are sorted and distributed. LTL services are often provided on scheduled routes.

The Canadian for-hire trucking industry is diversified across the country with a majority of traffic operating within the borders of Ontario and Quebec.

Private Trucking

Private trucking, which involves freight transportation services conducted by a company transporting its own goods, represented approximately 43% of the trucking industry in 2004. The Fund currently performs no private trucking services.

Air Cargo and Air Freight Forwarding Industry Segment

The Canadian air cargo industry involves the transport of goods by aircraft at an expedited rate from location to location. The air cargo industry may be separated into two main segments:

(a) Cargo that is transported on dedicated cargo aircraft by dedicated air cargo companies; and

(b) Cargo that is transported in the cargo holds of passenger aircraft by passenger airline companies.

Each segment of this industry carries cargo on domestic routes between Canadian destinations, and on transborder (United States) or international routes, between Canadian and non-Canadian destinations. The majority of the air freight cargo is from domestic transport.

The Canadian air freight forwarding industry involves those companies such as the Fund that do not transport cargo themselves, but contract space for their customers from air cargo and passenger airline companies.

Logistics Services and Value Added Segment

A relatively recent development in the transportation industry is the growth of the distribution and logistics services segment. This segment involves the provision of services relating to the planning, implementation and control of the flow and storage of goods, services and related information in the freight transportation process between the point of origin and the point of consumption. Such value added services are essential to the effective and strategic management of the supply chain and these services integrate and complement the various modes of transport in the industry.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Vendor

The Vendor was founded in 1991 by the current President and Chief Executive Officer of the GP, Michael Andlauer. The business began by offering its first customers nationwide air freight forwarding and ground transportation services through facilities in Toronto, Montreal, Calgary and Vancouver, supplemented by transportation agents in other locations. Significant demand for its customized services led the Vendor to further expand its range of service offerings in order to work more closely with its customers in additional areas of their supply chains.

The Vendor's rapid growth enabled it to expand its distribution network across Canada by strategically establishing facilities in select markets. This expansion allowed the Vendor to provide greater control and consistency of service to its customers by reducing its use of agents.

History of the Fund Since Inception

On September 30, 2005, the Fund completed its initial public offering of Units. The Fund issued 9,324,200 Units at $10.00 per Unit for gross proceeds of $93,242,000. The Fund used the proceeds of the offering to indirectly acquire an 80.1% interest in the Partnership. The Partnership subsequently used these proceeds and borrowings under its Credit Facility to acquire certain of the net assets used in the Canadian transportation solutions business (the "**Purchased Assets**") from ATS Andlauer Transportation Services Inc. (the "**Vendor**") for total consideration consisting of $98,406,551 in cash and 2,316,442 Exchangeable LP Units (collectively, the "**Acquisition**"). The remaining 19.9% interest in the Partnership is held by the Vendor, which is controlled by Michael Andlauer, the President and Chief Executive Officer of the GP, the general partner of the Partnership.

The Units commenced trading on the TSX at the opening on September 30, 2005 under the symbol "ATS.UN".

On January 15, 2007, the Fund filed with the Toronto Stock Exchange (the "TSX") an application and received approval, to repurchase, through the facilities of the TSX for cancellation, up to 871,436 of its outstanding Units, representing approximately 10% of the "public float" of the Units outstanding on January 15, 2007, calculated in accordance with the rules of the TSX. As at the date of this Annual Information Form, the Fund has made no repurchases of Units under the normal course issuer bid.

As at the date hereof, the Fund is not aware of any material changes in the Fund's business that the Fund expects will occur during the current financial year.

Significant Acquisitions

As at the date hereof the Fund has not completed any acquisitions for which a Business Acquisition Report has not yet been filed.

DESCRIPTION OF THE BUSINESS

Overview

The Partnership is a single source, fill-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. The Partnership provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, LTL and TL transportation modes, and include a full range of value added specialized service and logistics capabilities. The Partnership has experienced strong growth through its ability to identify and service select consumer product industry segments that require specialized supply chain service, efficiency and security. Management believes that the Partnership's bundled service offering differentiates it from its competitors.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, the Partnership currently serves its approximately 1,400 customers from a network of 23 facilities across Canada. The Partnership focuses on the transportation of high value products that are time sensitive, including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. The Partnership's customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries including Bell Distribution Inc., Buena Vista Home Entertainment, 20th Century Fox Home Entertainment, L'Oreal Canada, Pfizer Canada Inc., Sony Pictures Home Entertainment and Veterinary Purchasing. The Partnership has established long-term relationships with its customers serving some of its major customers since 1991.

Business Strengths

Management believes that the following business strengths set the Partnership apart from its competitors and will enable it to maintain its leadership position in the markets in which it competes, continue to grow revenue and maintain cash flow stability.

One Stop Source of Transportation Solutions

The Partnership's broad range of specialized services and its national distribution network of 23 facilities provide its customers with comprehensive solutions for their product transportation needs. The Partnership provides courier services, LTL trucking, TL trucking, air freight forwarding services, and premium value added services such as temperature management services, returns management and appointment delivery. Management believes that the Partnership's "one-stop" solution is unique in terms of its value added services in the Canadian transportation industry, providing it with a competitive advantage that is difficult to duplicate.

Specialized Target Market Segments

The Partnership transports goods for customers with high value products in growing industries, particularly consumer products industries such as health care and entertainment that require specialized logistics and supply chain capabilities. Management believes that these customers are willing to pay a premium for the higher quality and value added services the Partnership provides, as service failures or product damage can be significantly more costly than transportation costs. These higher-value items include products such as pharmaceuticals, DVDs and cell phones. The Partnership has experienced strong growth by selectively targeting and servicing these markets.

Variable Cost Model

The Partnership operates on a variable cost business model. Management believes the Partnership maintains fewer fixed assets than the majority of its competitors, a strategy that it believes allows it to be more flexible and adaptive to changes in the marketplace. This model also allows the Partnership to focus on its customers' special requirements and not on the management of owned assets. The Partnership pursues this strategy through several practices:

- The majority of the Partnership's pickup and delivery drivers are owner-operators. The use of owner-operators allows the Partnership to minimize fixed operating costs and capital requirements associated with the purchase and maintenance of equipment, as well as maintain flexibility in operations.
- The Partnership leases its terminal facilities.
- The Partnership leases the majority of its equipment in order to limit fixed overhead and to maintain a newer, more reliable and technologically advanced fleet.
- The Partnership uses Air Canada and Cargojet as its air cargo agents maintaining flexibility over its integrated competitors, as the Partnership does not own any airplane assets and has the ability to expand and contract air cargo capacity as necessary.
- The Partnership limits spending on marketing and advertising, focusing on customer retention and expanding its service offering to its existing customers and relying more on word-of-mouth referrals for new customer generation.
- The Partnership uses contract warehouse labour for a portion of its warehouse staffing requirements allowing for greater flexibility in the size of its labour force.

Diversified and Long-Term Customer Relationships

The Partnership currently serves a diversified group of approximately 1,400 customers operating in various industries and across geographic borders. In fiscal 2006, the Partnership's largest customer accounted for 4.90% of revenue, the top five customers accounted for 18.54%, the top 10 customers accounted for 31.56% and the top 30 customers accounted for 54.32%. None of the Partnership's other customers accounted for more than 1% of its revenue in fiscal 2006. The Partnership's customers operate in the entertainment, healthcare, telecommunications and other industries across Canada and North America. This diversity in customers provides a high degree of

stability to the business. Furthermore, the Partnership's 23 facilities throughout Canada help to limit its exposure to adverse economic conditions in any geographic market.

The Partnership has established long-term relationships with many of its customers. Management believes that the Partnership handles the majority of its clients' domestic transportation requirements. The Partnership continues to enhance existing customer relationships by delivering value added services and maintaining clear standards of performance and customer satisfaction throughout its organization. The Partnership's top 30 customers in fiscal 2006 have been customers for an average of approximately nine years and some have been customers since the Vendor's inception.

Successful Growth Record

The Partnership has demonstrated a sustainable growth strategy with steady improvement in revenue and operating cash flows. Management has grown the business through significant new customer development and to a limited extent through strategic acquisitions.

Predictable and Stable Demand

Management believes that demand for domestic transportation and distribution services is supported by economic trends and the necessity for consumer product companies to provide their products to consumers in a timely manner. Management believes that demand for the Partnership's services is stable and recession-resistant. Between 2001 and 2003, a period of economic slowdown, the Vendor was able to increase revenue, while continuing to attract new customers and add facilities.

Strong Management Team and Significant Retained Interest

Led by Michael Andlauer, the President and Chief Executive Officer of the GP, who founded the Vendor and the Business, Management of the GP has played a significant role in establishing what Management believes is the Partnership's leading market position in the national business-to-business transportation of higher value consumer products. The Partnership has a strong and experienced management team with an average of 19 years of experience in the transportation industry, many of whom had been with the Vendor almost from inception. The Partnership has strong central leadership, as well as solid regional management. With the growth of its business, the Partnership has complemented its longstanding senior management team with experienced executives from direct transportation industry competitors.

The Vendor has a 19.9% interest in the Partnership. Mr. Andlauer holds a 100% indirect equity interest in the Vendor. In addition, AMG, a company controlled by Michael Andlauer, owns 1.9% of the outstanding Units of the Fund. This retained interest reflects Mr. Andlauer's commitment to the Partnership and, together with Management's participation in the LTIP, aligns Management's interest with the interests of Unitholders

Growth Strategy and Competitive Landscape

The Partnership has a strong record of growth. The Partnership's growth strategy has two key components: (i) to continue to grow revenue and cash flow organically by focusing on increasing sales to existing customers, obtaining profitable new customers and improving operational efficiencies across its fleet and national network of terminals; and (ii) to grow through acquisitions as consolidation continues in the transportation industry. Management believes that its national scope, focus on quality and reliable service, value added logistical services and integrated air and ground transportation solutions network provide the Partnership with advantages that differentiate it from its competitors.

Organic Growth

The Partnership has historically grown organically by responding to its existing customers' evolving service requirements. The Partnership's strategy is to increase revenue through cross-selling existing and new services to its large and diverse customer base, to limit the rate of expense growth, to employ technology-driven efficiencies to

increase operating profit and to provide superior service and competitive pricing. The Partnership employs a disciplined sales approach designed to retain and expand service offerings to existing customers and to develop new customer relationships. The Partnership will continue to focus its sales efforts on its target customers in the entertainment, pharmaceutical, healthcare, telecommunications and other consumer product industries by leveraging its principal competitive strength — its customized, integrated national distribution platform.

Acquisitions

The transportation industry is highly fragmented, with the Partnership being one of the growing participants. The fragmented nature of the industry provides an opportunity for the Partnership to consolidate smaller regional distributors that could be strategically integrated into its operations.

The industry has already experienced significant consolidation among large operators, but remains fragmented with many smaller independent and regional operators. The Partnership could enhance its competitive position through the acquisition of companies that could provide specialized services to its customers or who have customer relationships that align with the Partnership's target market focus. Management intends to make selective acquisitions of appropriate businesses to the extent that Management believes that those acquisitions will (i) result in increased revenue, and (ii) increase or maintain distributions to Unitholders.

Competition and Strategic Positioning

The Partnership offers a suite of transportation services to its customers creating a single source for transportation solutions to meet their Canadian transportation needs. Management believes that this ability differentiates the Partnership from its competitors. The most significant competitive factors in the industry are reputation, range and quality of service and price.

The Partnership competes with many different companies and services on a local, regional, and national basis. The Partnership's competitors include couriers, LTL carriers, TL carriers, various motor carriers, express companies, freight forwarders, air couriers and other transportation services companies. There are national competitors within each of the types of transportation service that the Partnership offers and there are also a few large regional or product line specific carriers and many smaller regional and local competitors within each segment. The Partnership has a strong reputation for providing consistent quality services and for having the ability to adapt to the needs of its customers. The Partnership differentiates itself from its competitors by being one of the few companies to provide the full range of courier, LTL trucking and air freight forwarding services on a national basis.

Products and Services

The Partnership offers a suite of ground and air transportation services that provide its diversified customer base with the ability to source all of their transportation needs from a single transportation solutions provider. The Partnership enhances its service offering with the provision of logistic and value added services. The Partnership's principal services can be described as follows:

Courier Services

The Partnership has an extensive courier service network providing coast-to-coast courier services to its customers. The Partnership operates in 23 facilities across Canada processing approximately 25,000 shipments per day (50,000 packages) in 2006. A significant portion of these shipments is to retail destinations. Its courier network is designed to handle shipments of up to 300 pounds enabling the Partnership to service a broader range of a customer's shipment requirements compared to many of its courier competitors (who are generally restricted to smaller shipment weights of 70 pounds by their distribution infrastructure). The flexibility to service this weight category in a courier format is a distinctive feature of its operations and a competitive advantage, particularly when considering the trend towards larger shipments into retail locations. With daily scheduled delivery across the country, Management believes this service to be a highly competitive method for national delivery of these types of shipments. Intra-provincially, most points are served overnight through the Partnership's extensive ground operations network.

The Partnership's courier network services customer requirements ranging from the delivery of only a few packages, to coordinated mass nationwide distributions such as the release of new DVDs and videos for its national DVD and video rental store clients. Every package is tracked throughout the distribution process from pickup to delivery, with each status change recorded through the use of the Partnership's electronic shipping and tracking management information system. The system provides an audit trail for every package to assure secure and dependable service for each transaction, which Management believes is an important service feature for customers shipping high value and time sensitive consumer products.

The Partnership's courier services accounted for approximately 38% of its revenue in fiscal 2006 (35% in fiscal 2005). Additional value added services offered to complement its courier services include appointment delivery, returns management, package tracking systems and temperature management service. See "Description of the Business — Value Added Services".

Less than Truckload (LTL) Trucking

Through its 23 facilities the Partnership also provides its customers with an expedited and consistent LTL service processing approximately 1,800 LTL shipments per day (18,000 pieces). By offering its customers both courier and LTL services, the Partnership is able to provide a single source solution to its customers that can reduce the number of carriers delivering into a consignee's facilities, allowing them to be more efficient. The Partnership has been able to leverage the package tracking technology developed for its courier shipments and apply it to LTL shipments, a service that Management believes is provided by few of its competitors.

The Partnership provides this trucking service to its customers through a combination of owner-operator and employee drivers. In more remote locations where the Partnership does not currently maintain a commercial presence, the Partnership complements its services with partnerships or alliances with other carriers. LTL shipments are typically destined for customers' distribution centres or wholesalers' facilities.

The Partnership's LTL services accounted for approximately 48% of its revenue in fiscal 2006 (46% in fiscal 2005). Additional value added services offered to complement its LTL services include: appointment delivery, returns management, package tracking systems and temperature management service. See "Description of the Business — Value Added Services".

Air Freight Forwarding

Management believes that the Partnership is one of the largest domestic air freight forwarding companies in Canada, handling on average approximately 1,600 shipments per day (3,500 pieces). The Partnership has longstanding relationships and contracts with both Air Canada and Cargojet and guaranteed contracted space on selected routes to meet its customers' air freight needs. Air cargo shipments are staged at the Partnership's facilities across the country and tendered directly to Air Canada or Cargojet for airport to airport furtherance. The Partnership's dedicated staff assumes custody of consignments at the receiving airport, which reduces the risk of third-party caused delays and enhances the security of the goods. The Partnership's air freight forwarding services accounted for approximately 14% of its revenue in fiscal 2006 (19% in fiscal 2005).

Value Added Services

The Partnership provides a full range of value added services to its customers that complement its core transportation services outlined above. The Partnership differentiates itself from its competitors through its ability to coordinate nationwide distribution while providing bundled customized transportation solutions to its customers. The Partnership possesses a unique ability to adapt and respond to the individual needs of its customers, which is something Management believes few other transportation and distribution companies are able to do. Some of the differentiated services available to its customers are outlined below.

Leading Package Tracking Systems

The Partnership's shipping and tracking management information system allows customers and their consignees to attain shipment status information including pickup date and time, linehaul scans, out for delivery scans, delivery scans, proof of delivery and appointment details on-line or through the Partnership's customer service department. This service is essential to customers desiring just-in-time delivery, increased security and full access to shipment information. The Partnership also provides chain of signature services offering additional security for high value products. Each time a shipment is transferred to a facility or driver, a signature is obtained to monitor the shipment throughout the supply chain. While many courier companies provide track and trace and chain of signature services, Management believes that the Partnership's ability to offer this service on both LTL shipments and courier shipments differentiates it from its competitors.

Temperature Management Services

The Partnership offers its customers heated ground transportation services to protect shipments from freezing during the winter months. The Partnership also offers temperature management services where temperature is maintained within specified ranges as required by customers with certain types of higher value goods such as pharmaceuticals or health care products that are sensitive to temperature and temperature fluctuations. The Partnership has made substantial investments in temperature management services for its trailers and facilities and now has the capability to monitor and manage temperature conditions for temperature sensitive products throughout the shipment process, as well as provide documented proof of the temperature environment for the duration of a shipment. Management believes that it is at the forefront of developing these services and that this investment will lead to further growth in its customers in the health care and pharmaceutical industries. Health Canada regulates storage, transportation methods and procedures that may affect the quality of a drug, including guidelines in respect of the monitoring of the temperature of drugs. Management believes these guidelines will continue to develop, creating further requirements for the transportation of pharmaceuticals. The Health Canada guidelines are being adopted by the pharmaceutical industry and many companies within the industry are using the Partnership as part of their compliance plan.

The Partnership has 15 facilities with temperature controlled areas, and 51 linehaul trailers and 61 pickup and delivery units equipped with and qualified to offer temperature management services. The Partnership has virtually all its personnel trained in temperature management service related procedures through an in-house training program.

Appointment Services

As large retailers focus on streamlining their inbound logistics process, Management believes companies are placing more demands on their suppliers to deliver on time and complete orders. As part of this initiative, many retailers require appointment deliveries and may levy significant penalties on suppliers for service failures. Through its network of facilities and personnel dedicated to this function, the Partnership offers its customers consistent standardized appointment services to all major centres in Canada. The ability to meet such standards, particularly with respect to high value goods, has allowed the Partnership to consolidate customer relationships. Its ability to provide reliable appointment service has made the Partnership a preferred carrier for several leading retail and distribution companies such as Future Shop Ltd., Loblaw Companies Limited, London Drugs Limited and McKesson Canada.

Returns Management

The Partnership manages both the delivery, return and potential recalls for its customers (e.g., DVDs, pharmaceuticals and other consumer products). Although returns typically make up only a small portion of a customer's total shipping volume, they can represent a significant cost if the product is lost or damaged. Returns can also require a significantly greater effort for the customer to process if proper procedures are not followed by the transportation service company, particularly in the case of high value and time sensitive products such as pharmaceuticals. With staff dedicated to this service, the Partnership's ability to effectively manage this process differentiates it from many other transportation companies. Part of the Partnership's success in establishing a strong

market position in providing transportation services to the entertainment industry is due to this ability to provide returns management services.

Facilities

The Partnership offers its transportation solutions through a nationwide network of facilities located in 23 centres across Canada. The Partnership's headquarters are in the Greater Toronto Area (Etobicoke) where it has its largest terminal. The Partnership's facilities are designed as mixed-use facilities and are able to handle courier, LTL, and air freight forwarding shipments in the same facility. The facilities are designed to maximize efficient handling of shipments by providing warehousing, staging and distribution functions to the transportation process. With approximately 838,000 square feet of terminal facilities, the Partnership has the necessary space to meet its customers' short term storage needs

As part of its variable cost model of operations, the Partnership leases all of its facilities in an effort to limit capital costs. Below is a list of the Partnership's facilities:

Location	Square Feet	Lease Expiry Date
Calgary	69,433	August 2011
Cornwall	9,171	October 2009
Edmonton	39,789	October 2013
Etobicoke (Head Office)	8,580	December 2008
Etobicoke	340,081	December 2012
Halifax	9,145	October 2008
Hamilton	12,363	Month-to-month
Hanover	2,500	Month-to-month
Kelowna	6,000	August 2007
Lethbridge	3,000	March 2010
London	10,333	July 2007
Moncton	12,750	February 2013
Montréal	125,000	February 2020
Nanaimo	Shared space	n/a
Napanee	2,000	November 2007
Ottawa	17,250	July 2007
Québec City	12,763	May 2007
Red Deer	3,100	September 2008
Regina	11,616	July 2011
Saskatoon	10,000	July 2008
Vancouver	106,520	February 2016
Victoria	4,650	April 2010
Windsor	3,728	September 2009
Winnipeg	26,794	January 2010
Total Square Feet	846,566	

The Partnership believes it has good relationships with its landlords and expects to extend its leases or obtain suitable alternatives as the leases approach the end of their terms. Management believes that alternative facilities would be available to the Partnership on market terms.

Equipment

As of December 31, 2006, the Partnership operated 269 trailers and 96 power units. In addition, the Partnership has access to an additional 160 power units under contract with owner operators.

Power Units	Number of Units
Leased	93
Owned	3
Total	96

Trailers	Number of Units
Leased	248
Owned	21
Total	269

The Partnership monitors the age of its equipment and maintains a modern fleet. The average leased power unit is 1.6 years old with the majority of the leases expiring between 2010 and 2012. The average leased trailer unit is 2 years old with the majority of the leases expiring between 2012 and 2014. Most of the Partnership's power unit leases provide that maintenance costs are borne by the lessor. Currently, 51 linehaul trailers and 61 pickup and delivery units are equipped with and qualified to offer temperature management services.

Capital Expenditures

The Partnership's capital expenditures can be categorized as maintenance capital and growth capital.

Maintenance Capital Expenditures

With its variable cost model and its strategy to lease rather than own assets, the Partnership does not require extensive annual maintenance capital expenditures on equipment (most power units include maintenance by the lessor, rather than by the Partnership), fixtures or facilities to support its operations. Maintenance capital expenditures are funded by cash flow from operations. Although Management does not currently expect any substantial increases in its maintenance capital expenditures in the near future, there are risks and uncertainties that may affect maintenance capital expenditure requirements, which include the occurrence of unforeseen events such as fire, flood, natural disaster, accident, technology failure and vandalism.

Growth Capital Expenditures

In addition to maintenance capital expenditures, the Partnership makes, from time to time, expenditures to promote growth — principally the addition of new terminals and information management systems to better service its customers, broaden its geographic network or better monitor its operations. Growth capital expenditures are funded through cash held back from distributions to the Fund and under the Credit Facility. Growth related expenditures are determined on a case-by-case basis. In determining whether to make those expenditures, the Partnership generally assesses its capacity to service its customers to ensure that the expenditure will enhance existing cash flow. Management believes there will be an increase in growth capital expenditure for 2007 due to the move to a new facility in Toronto in 2007, which is expected to enable the Partnership to process larger volumes of freight than it can using the existing facility.

Personnel

As of December 31, 2006, the Partnership employed or engaged approximately 900 individuals across Canada serving several different functions. The breakdown of employee and independent contractor functions can be seen below

Category	Number
Owner-Operator Drivers	263
Employees	
Operations (including Partnership drivers)	406
Administration	159
Management	44
Sales	18
	627
Total	890

Management believes it has good relationships with its employees, none of whom are subject to collective bargaining agreements. Management believes that the Partnership has experienced lower than industry average turnover rates among its drivers through its favourable human resource policies including offering drivers competitive compensation packages, focusing on driver safety and training, and operating on scheduled linehaul runs. The general employment pressures in Western Canada, particularly Alberta, are being counteracted with initiatives such as revised compensation and employee relocation

Information Management Systems

The Partnership has a comprehensive shipping and tracking information management system designed to support its strategic goals, the core of which, Andlauer Transportation Logistics Automation System or "ATLAS", is internally developed and supported. This program was implemented over the last four years using up-to-date hardware and software development. ATLAS is a fully integrated system that supports the Partnership's finance, administration, operations, sales, and customer service departments. A key feature of ATLAS is the ability to manage all shipments regardless of mode or size giving full scanning, tracing, rating, and reporting capabilities.

The Partnership has invested and continues to invest in information technology and is committed to maintaining leading edge technology. In addition to the core ATLAS system, the Partnership has developed and implemented systems for customer shipping, electronic data interchange, image processing, costing, pickup and delivery dispatch and linehaul management. Emerging market opportunities such as pharmaceutical temperature needs are aggressively supported with information technology development. The Partnership has recently developed and implemented an on-board real-time temperature management system that Management believes represents the state of the art for temperature monitoring and management.

Management believes that competition increasingly is based on a distributor's ability to integrate its transportation and information systems with its customers' systems to provide unique transportation solutions at competitive prices. Management believes that the Partnership is a leader in systems integration. ATLAS' features include capabilities to enhance the processing of reverse logistics freight, invoicing and accounts receivable management and on-time performance measurement.

Safety and Insurance

The Partnership prides itself on its safety record and its safety management program. The Partnership has put in place policies that are designed to contribute to and to promote a safe work environment. The Partnership maintains a high level of safety awareness and seeks to continually improve safety performance.

The Partnership carries broad insurance coverage for its operations, including motor vehicle liability insurance, cargo insurance and commercial general liability insurance. Management believes that the Partnership has relatively low insurance costs compared to the general trucking industry average as it employs primarily owner-operators in its linehaul and pickup and delivery operations. Owner-operators own their equipment and thus are motivated to maintain their equipment at very high levels. The Partnership's owner-operator compensation policies have allowed the Partnership to retain drivers with more experience, which also assists the Partnership in managing its insurance costs.

Fuel Costs

The cost of fuel represents a significant component of operating costs in the transportation industry. The trend toward higher fuel costs since mid-2003 has exerted significant cost pressure on the industry. The Partnership has historically been able to pass on substantially all fuel price increases to its customers through fuel surcharges, which it adjusts weekly.

Regulation

The transportation industry in Canada is subject to federal and provincial laws and regulations. The Partnership is required to comply with laws, licences, permits and regulations of each jurisdiction in which it operates including safety regulations that affect the safety of vehicles and the manner in which they are operated. Management believes that the Partnership holds all necessary licences, permits and registrations for its current and expected operations.

Environmental

The Partnership's operations and properties are subject to environmental laws and requirements in the jurisdictions in which it operates relating but not limited to air emissions and transport and warehousing of potentially harmful products. The Partnership is a certified carrier of dangerous goods and holds the necessary licences, equipment and training to provide such services. While not a major part of its business, the Partnership does from time to time transport sensitive materials for its pharmaceutical and health care customers.

Management does not believe that the financial and operational effects of environmental protection requirements on capital expenditures, earnings and the competitive position of the Partnership in the current financial year and in future years will be material.

Trademarks

The Partnership has three registered and two pending trademarks for use in Canada, including the "ATS" logo.

Contracts

Management does not currently believe that there are any contracts upon which the Partnership's business is substantially dependant, including any contract to sell the major part of the Partnership's products or services or to purchase the major part of the Partnership's requirement for goods, services or raw materials. In addition, Management does not currently believe that there are any franchises or licences or other agreements to use a patent, formula, trade secret, process or trade name upon which the Partnership's business depends.

Management does not currently believe that there any aspects of the Partnership's business that could reasonably be expected to be affected in the current financial year by the renegotiation or termination of contracts or subcontracts.

Seasonality

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

The Vendor owns 2,316,442 Exchangeable LP Units representing 19.9% of the LP Units. See "Corporate Structure – Intercorporate Relationships" and "General Development of the Business – Three Year History of the Fund".

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP, as escrow agent under the Exchange Agreement, a notice of exchange and a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer. The GP will give notice of the proposed exchange to ATSOT, which will acquire Units from the Fund in consideration for the issuance of ATSOT Units in the number required to complete the exchange. ATSOT will deliver to the GP, as escrow agent, the requisite number of Units. The GP will effect the exchange procedure by causing to be issued in the name of ATSOT a unit certificate for that number of Ordinary LP Units to be issued on the exchange, entering ATSOT in the register of limited partners of the Partnership in respect of such additional Ordinary LP Units, causing the Exchangeable LP Units so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units also hold Special Voting Units of the Fund that are attached to, and are evidenced by, the certificates representing the Exchangeable LP Units. The Special Voting Units entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units were exchanged for Units. See "ATS Andlauer Income Fund — Units and Special Voting Units".

Dilution Rights and Economic Equivalence

The Exchange Agreement provides that in the event that there is a change in the number of Exchangeable LP Units, or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units (other than in certain events specified in the Exchange Agreement), then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder

of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

ATS ANDLAUER INCOME FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario and created pursuant to the Declaration of Trust. The Fund is a "mutual fund trust" for the purposes of the Tax Act, but the Fund is not a mutual fund under applicable securities laws. Accordingly, the Fund cannot carry on business and its purposes are limited under the Tax Act to investing and activities ancillary to investing.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust a copy of which can be obtained on SEDAR at www.sedar.com

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with the debt and equity securities of any of the ATS Andlauer Entities, and other corporations, partnerships, trusts or other Persons involved, directly or indirectly, in the freight transportation business and businesses related, ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the ATS Andlauer Entities, or any other business entity or other Person in which a ATS Andlauer Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any ATS Andlauer Entity or the performance of any obligation of any ATS Andlauer Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under any Redemption Notes issued by an ATS Andlauer Entity to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) performing its obligations under the Administration Agreement, the Securityholders Agreement, the Exchange Agreement and all matters ancillary thereto; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time,

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "ATS Andlauer Income Fund — Limitation on Non-Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund is divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as described under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and are only issued in connection with or in relation to Exchangeable LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders. No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholders share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund must have a minimum of three Trustees and a maximum of seven Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees supervise the activities and manage the affairs of the Fund. The Trustees also serve as the trustees of ATSOT and as directors of the GP. See "Trustees, Directors and Officers".

Under the terms of the Declaration of Trust, the Vendor Group has the right to elect one trustee so long as the Vendor Group holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The remaining Trustees are selected by Voting Unitholders. The same individuals are Trustees, trustees of ATSOT and directors of the GP. Under the terms of the Declaration of Trust, the Trustees are required to elect the Trustees as the trustees of ATSOT and under the terms of the ATSOT Declaration of Trust, the trustees of ATSOT are required to elect the trustees of ATSOT as directors of the GP.

Trustees, other than the Trustee appointed by the Vendor Group, are appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, with the consent of the Vendor Group for so long as it has the right to appoint a Trustee, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to

Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of ATSOT Units and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of ATSOT; and (vi) causing ATSOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund currently makes monthly cash distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution will be equal to the distributions (if any) on or in respect of the ATSOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) administrative expenses and other obligations of the Fund; (b) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (c) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (d) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund currently makes monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees and the distributions are paid generally on the 15th day of the following month. See "General Development of the Business – Three Year History of the Fund" and "Distributions".

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, ATSOT and the Partnership have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Partnership's performance. See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units will be issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "**Market Price**" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "**Market Price**" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "**Closing Market Price**" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie of Redemption Notes. Where the Fund makes a distribution in specie

of Redemption Notes on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of Redemption Notes to the Unitholder on the redemption of such Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Redemption Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Redemption Notes and they may be subject to resale restrictions under applicable securities laws. Redemption Notes so distributed may not be qualified investments for trusts governed by Exempt Plans depending upon the circumstances at the time.

Terms of Redemption Notes

The following is a summary of the general terms of any Redemption Notes that may be issued by the Fund. The following summary assumes such Redemption Notes are issued by the Fund. If the Redemption Notes are issued by a subsidiary of the Fund, the following description will apply equally in all respects to such subsidiary of the Fund.

Redemption Notes will be issuable in Canadian currency in denominations of $100 and integral multiples of $100. Each Redemption Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the fifth anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Trustees, and the interest shall be payable monthly, in arrears, with such payment to be made on the 15th day of the month following the month to which such payment relates. On maturity, the Redemption Notes will be repaid by paying to the holder thereof the principal amount of the outstanding Redemption Notes that have then matured, together with accrued and unpaid interest thereon.

The Redemption Notes will be redeemable in whole or in part at the option of the Fund prior to maturity. The redemption price will be equal to the principal amount of the Redemption Notes redeemed plus accrued and unpaid interest. The redemption price will generally be payable in cash, however, if the Fund chooses to redeem some or all of any outstanding Redemption Notes, the Fund may, in its discretion, issue other unsecured promissory notes of the Fund in full or partial payment of the redemption price for such outstanding Redemption Notes.

The Redemption Notes will be unsecured debt obligations of the Fund. Payment of the principal amount and interest on the Redemption Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which will be defined as all indebtedness, liabilities and obligations of the Fund which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Redemption Notes. The Redemption Notes will provide that upon any distribution of the assets of the Fund in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Fund, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Redemption Notes are entitled to receive any payment.

Repurchase of Units

The Fund will be allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders will be required to be called and held annually, for the purpose of: (i) the presentation of the audited financial statements of the Fund for the immediately preceding fiscal year; (ii) the election of Trustees (other than the Trustee appointed by the Vendor Group); (iii) the appointment of auditors of the Fund for the ensuing year; (iv) generally, any other matter that requires a resolution of Voting Unitholders; and (v) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees, subject to the right of the Vendor Group to appoint a Trustee;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a ATS Andlauer Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of ATSOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "ATS Andlauer Income Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of ATSOT or the Partnership held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing nominees of the Fund as Trustees, (ii) appointing or removing the auditors of the Fund, (iii) with respect to the exercise of certain voting rights attached to the securities of ATSOT or the Partnership held, directly or indirectly, by the Fund, (iv) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (v) where applicable, relating to matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution (a **"Special Resolution"**).

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxy holder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-residents within the meaning of the Tax Act. Accordingly, for so long as is required by the Tax Act to meet such test, the Declaration of Trust provides that at no time may Non-residents be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both (i) a non-diluted basis and (ii) a fully-diluted basis (the limitation will apply in either case) calculated on the assumption that any Units issuable at the time of calculation to holders of Exchangeable LP Units pursuant to the Exchange Agreement have been issued and are held by holders of Exchangeable LP Units.

If at any time the Trustees, in their sole discretion, determine that it is advisable and in the best interests of the Fund to act so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including the following:

(a) the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps as specified by the Trustees, at the cost of the Fund, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

(b) the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of beneficiaries ("**Non-resident Beneficiaries**") that are Non-residents;

(c) the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-resident (or, in the discretion of the Trustees, that the person is not a Non-resident Beneficiary) and does not hold his or its Units for a Non-resident Beneficiary;

(d) the Trustees may place such other limits on Unit ownership by Non-residents as the Trustees may deem necessary in their sole discretion, including unilaterally altering the limit on Non-resident ownership above, to the extent required, in the opinion of the Trustees, to maintain the Fund's status as a mutual fund trust; and

(e) if, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that further action is required so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-residents and do not hold their Units for the benefit of Non-resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the

affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale.

In any situation where it is unclear whether Units are held for the benefit of Non-resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution, except that any amendment that affects the rights or interests of the holders of Special Voting Units in a manner or to an extent different from other Voting Unitholders or the rights of the Vendor Group to appoint a Trustee also requires the approval of such holders or the Vendor Group, as the case may be.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Fund, its activities and the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees, Unitholders and/or Special Voting Unit holders, the Fund, or any ATS Andlauer Entity; (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders; (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders or Special Voting Unitholders; (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund; or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act. Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner that would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 22, 2005. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the ATSOT Units and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the ATSOT Units and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trust is unable to sell all or any of the ATSOT Units or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining ATSOT Units or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units and the Exchangeable LP Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units may exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Exercise of Certain Voting Rights Attached to Securities of ATSOT, the GP and the Partnership

The Declaration of Trust provides that the Fund will not vote any securities of ATSOT, nor permit ATSOT to vote any securities of the GP or the Partnership to authorize:

(a) any sale, lease or other disposition of all or substantially all of the direct or indirect assets of ATSOT, the GP, the Partnership or any of their respective affiliates, except in conjunction with an internal reorganization of any of these entities, as applicable, pursuant to a good faith charge, pledge, mortgage, lien, security interest or other encumbrance granted by ATSOT over any assets of ATSOT in the ordinary course of business pursuant to any guarantee or any obligation of ATSOT, the GP, the Partnership or any of their respective affiliates;

(b) any amalgamation, arrangement or other merger of ATSOT, the GP, the Partnership or any of their respective affiliates, with any other entity, except in conjunction with an internal reorganization of any of these entities, as applicable;

(c) the winding-up or dissolution of ATSOT, the GP, the Partnership or any of their respective affiliates prior to the end of the term of the Fund except in conjunction with an internal reorganization of these entities, as applicable;

(d) any material amendment to the constating document of any of ATSOT, the Partnership or the GP to effect any change that would be prejudicial to the Fund or the Unitholders; or

(e) any other matter that, under the ATSOT Declaration of Trust, requires the approval of the holders of Units by Special Resolution;

without the authorization of the Voting Unitholders by a Special Resolution.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of ATSOT and directors and senior officers of other subsidiaries of the Fund, including the GP and the Partnership, will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

The Chief Executive Officer and Chief Financial Officer of the GP will perform functions similar to a chief executive officer and chief financial officer in respect of the Fund. As such, the Chief Executive Officer and Chief

Financial Officer of the GP will execute the certificates required to be filed pursuant to Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings.

In addition, the Fund has undertaken to the securities commissions or other securities regulatory authorities in each of the provinces of Canada that for so long as the Fund is a reporting issuer under applicable securities laws, it will:

- treat the Partnership as a subsidiary of the Fund; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Partnership and the Fund, for as long as the Partnership (and any of its significant business interests) represents significant assets of the Fund, the Fund will provide Unitholders with separate financial statements for the Partnership (and any of its significant business interests);

- take appropriate measures to require each person who would be an insider of the Partnership if the Partnership were a reporting issuer to (a) file insider reports about trades in Units (including securities that are exchangeable into Units), and (b) comply with statutory prohibitions against insider trading; and

- annually certify that it has complied with this undertaking, and file the certificate on the System for Electronic Document Analysis and Retrieval (SEDAR) concurrently with the filing of its annual financial statements.

In future interim and annual filings, the Fund will include relevant information and discussions comparing the Fund's business with the Business. The Fund believes that comparative financial information relating to revenue, cost of sales and general and administrative expenses are appropriate to include in the operating results of the Fund. The information will be provided on a comparative basis in future interim and annual management discussion and analysis.

Book-Entry Only System

Registration of interests in and transfers of the Units are made only through a book-based system administered by CDS. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a **"CDS Participant"**). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this annual information form to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholders interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or

transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the CBCA applicable to directors and officers of a corporation.

Rights of Unitholders

The rights of the Unitholders are established by the Declaration of Trust. Although the Declaration of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences. The Declaration of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the Fund, although no statutory provisions historically confirmed the limited liability status of Unitholders in a manner comparable to shareholders of a CBCA corporation. However, on December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004* received Royal Assent. That statute provides that Unitholders of the Fund are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Trustees, arising after December 16, 2004. That statute has not yet been judicially considered and it is possible that reliance on the statute by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Declaration of Trust. For example, Unitholders are entitled to exercise voting rights in respect of their holdings of Units in a manner comparable to shareholders of a CBCA corporation and to elect trustees and auditors. The Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Unitholders and Trustees, the quorum for and procedures at such meetings and the right of investors to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Unitholder approval is required under the Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund's subsidiary entities, as described under "ATS Andlauer Income Fund — Exercise of Certain Voting Rights Attached to Securities of ATSOT, the GP and the Partnership".

These Unitholder approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on, or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the Fund are entitled to receive, subject to certain conditions and limitations, their pro rata share of the Fund's net assets through the exercise of the redemption rights provided by the Declaration of Trust, as described under "Redemption Right" above. Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial to or disregarding of the interests of securityholders and certain other parties.

Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Unitholders could rely only on the general provisions of the Declaration of Trust that permit the winding up of the Fund with the approval of a Special Resolution of the Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Declaration of Trust allows Unitholders to pass resolutions appointing an inspector to investigate the Trustees' performance of their responsibilities and duties, but

this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Declaration of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the Fund.

ATS ANDLAUER OPERATING TRUST

The ATSOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the ATSOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the ATSOT Declaration of Trust for the full text of its provisions.

General

ATSOT is an unincorporated trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust. The operations and activities of ATSOT are restricted to, among other things, acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the GP, the Partnership and other corporations, partnerships, trusts or other persons involved, directly or indirectly, in the distribution and freight transportation and transportation solutions business, and all businesses and activities ancillary or incidental thereto and such other investments as the trustees of ATSOT may determine. The fiscal year end of ATSOT is December 31.

Trustees of ATSOT

ATSOT must have a minimum of three trustees and a maximum of seven trustees. A majority of the trustees of ATSOT must be residents of Canada within the meaning of the Tax Act. The trustees of ATSOT supervise the activities and manage the affairs of ATSOT. The trustees of ATSOT are the persons who serve as the Trustees. No person other than the Fund, as the holder of all of the outstanding ATSOT Units, has the right to appoint any trustees of ATSOT. See "Trustees, Directors and Officers".

The ATSOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of ATSOT have full, absolute and exclusive power, control and authority over the assets of ATSOT and over the affairs of ATSOT to the same extent as if the trustees of ATSOT were the sole and absolute beneficial owners of the assets of ATSOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of ATSOT are responsible for, among other things: (i) acting for, voting on behalf of and representing ATSOT as a holder of LP Units and a holder of GP Common Shares; (ii) maintaining records and providing reports to the ATSOT Unitholders; (iii) supervising the activities and managing the investments and affairs of ATSOT; and (iv) effecting payments of distributable cash from ATSOT to the ATSOT Unitholders.

No additional remuneration is paid to the Trustees for also serving as trustees of ATSOT.

Trust Units

An unlimited number of ATSOT Units may be issued pursuant to the ATSOT Declaration of Trust. The Fund holds all of the issued and outstanding ATSOT Units. Each ATSOT Unit is transferable and represents an equal undivided beneficial interest in any distributions from ATSOT whether of net income, net realized capital gains or other amounts, and in the net assets of ATSOT in the event of termination or winding-up of ATSOT. All ATSOT Units have equal rights and privileges. The ATSOT Units are not subject to future calls or assessments. Except as set out below under "Redemption Right", the ATSOT Units have no conversion, retraction, redemption or pre-emptive rights.

Cash Distributions

ATSOT intends to make monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of ATSOT. The amount of cash to be distributed monthly per ATSOT Unit to the ATSOT Unitholders will be equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by ATSOT and all other amounts, if any, from any other investments from time to time held by ATSOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of ATSOT;

(b) any interest expense incurred by ATSOT;

(c) principal repayments in respect of any debt obligations of ATSOT;

(d) any cash redemptions or repurchases of the ATSOT Units; and

(e) any amount that the trustees of ATSOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of ATSOT, that have been or are reasonably expected to be incurred in the activities and operations of ATSOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of ATSOT).

Such distributions are payable to holders of record of ATSOT Units on the last business day of each month and are paid within 15 days following each month end. The cash distributions payable by ATSOT are intended to be received by the Fund before its related cash distribution to Unitholders.

The distribution declared by the trustees of ATSOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of ATSOT for such year as is necessary to ensure that ATSOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of ATSOT that is unavailable for cash distribution will, to the extent necessary to ensure that ATSOT does not have any income tax liability under Part I of the Tax Act, be distributed to the ATSOT Unitholders in the form of additional ATSOT Units. The value of each ATSOT Unit so issued will be equal to the redemption price thereof. The ATSOT Declaration of Trust provides that immediately after any pro rata distribution of ATSOT Units in satisfaction of any non-cash distribution, the number of outstanding ATSOT Units will be consolidated such that each holder of ATSOT Units will hold after consolidation the same number of ATSOT Units as the holder held before the non-cash distribution.

Unit Certificates

As ATSOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the ATSOT Units are not made through the book-entry only system. Rather, holders of ATSOT Units are entitled to receive certificates therefore.

Redemption Right

The ATSOT Units are redeemable at any time on demand by the holders thereof upon delivery to ATSOT of a duly completed and properly executed notice requiring ATSOT to redeem the ATSOT Units, in a form reasonably acceptable to the trustees of ATSOT, together with the certificates for the ATSOT Units representing the ATSOT Units to be redeemed and written instructions as to the number of ATSOT Units to be redeemed. Upon tender of ATSOT Units by a holder thereof for redemption, the holder of the ATSOT Units tendered for redemption will no longer have any rights with respect to such ATSOT Units other than the right to receive the redemption price for such ATSOT Units, as determined under the ATSOT Declaration of Trust. The redemption price for each ATSOT Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C + D}{E}$$

Where:

A = the redemption price per Unit calculated as of the close of business on the Redemption Date;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of and any indebtedness of ATSOT held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than ATSOT Units) as of the close of business on the Redemption Date;

D = aggregate unpaid liabilities of the Fund (prior to any redemption of Units for such date) as of the close of business on the Redemption Date; and

E = the aggregate number of Units outstanding held by the Fund as of the close of business on the Redemption Date.

The trustees of ATSOT will also be entitled to call for redemption, at any time, all or part of the outstanding ATSOT Units registered in the name of the holders thereof other than the Fund at the same redemption price per ATSOT Unit applicable to redemptions on demand by holders of ATSOT Units, provided that the calculation of the redemption price shall be made with reference to the date the trustees of ATSOT approved the redemption of ATSOT Units.

The aggregate redemption price payable by ATSOT in respect of any ATSOT Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the trustees of ATSOT, (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose ATSOT Units are to be redeemed of such aggregate amount of unsecured, subordinated promissory notes of ATSOT as is equal to the aggregate redemption price payable to such holder of ATSOT Units; or (iii) by any combination of funds and unsecured, subordinated promissory notes of ATSOT as the trustees of ATSOT shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the ATSOT Units were so tendered for redemption.

Restrictions on Trustees' Powers

The ATSOT Declaration of Trust provides that the trustees of ATSOT may not, without the approval of the holder of ATSOT Units:

(a) subject to certain exceptions, appoint or change the auditors of ATSOT;

(b) amend the ATSOT Declaration of Trust except in certain limited circumstances similar to those under which the Declaration of Trust may be amended without consent of Voting Unitholders;

(c) sell, lease or otherwise dispose of all or substantially all of ATSOT's assets, exchange all or substantially all of the property of ATSOT other than in the ordinary course of business or in connection with an internal reorganization;

(d) authorize the termination, liquidation or winding-up of ATSOT, other than at the end of the term of ATSOT or in connection with an internal reorganization; or

(e) authorize the combination, merger or similar transaction of ATSOT with any other person or other than in connection with an internal reorganization.

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

General

The Partnership is a limited partnership formed under the laws of Manitoba. The business of the Partnership is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the freight transportation business, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine. The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units.

General Partner

The general partner of the Partnership is the GP. As general partner of the Partnership, the GP has been issued one GP Unit for nominal consideration. The GP Unit entitles the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of the Partnership for each fiscal year. As general partner and holder of the GP Unit, the GP has the authority to manage the business and affairs of the Partnership and has unlimited liability for the obligations of the Partnership. See "ATS Andlauer Transportation Services GP Inc.".

LP Units

The Partnership is entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. The Partnership has issued and outstanding 9,324,200 Ordinary LP Units (which are held by ATSOT) and 2,316,442 Exchangeable LP Units (which are held by the Vendor). The Partnership also has issued and outstanding one GP Unit (which is held by the GP). The Ordinary LP Units represent an 80.1% interest in the Partnership and the Exchangeable LP Units represent a 19.9% interest in the Partnership.

The Ordinary LP Units and the Exchangeable LP Units entitle the holders thereof to one vote for each whole unit held at all meetings of holders of the LP Units and have economic rights that are equivalent in all material respects, except that Exchangeable LP Units are exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time. Additionally, Exchangeable LP Units are accompanied by Special Voting Units that entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. See "Retained Interest and Exchange Rights – Exchange Rights". Distributions on the LP Units are made proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, such that aggregate per unit distributions on the Ordinary LP Units and Exchangeable LP Units are the same.

Distributions

The Partnership has a policy to distribute its distributable cash to the extent determined prudent by the board of directors of the GP, including a holdback equal to an amount deemed appropriate by the Board of Trustees. Distributions are made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and are intended to be received by ATSOT before its related distributions to the Fund. Distributions are payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. The Partnership may, in addition, make a distribution at any other time

Distributable cash will represent, in general, all of the Partnership's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the Credit Facility;

(b) paying awards under the LTIP or other incentives to Management and other personnel;

(c) retaining reasonable working capital reserves, sustaining capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable the Partnership to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by the Partnership.

Distributions of distributable cash are made in the following order of priority:

(i) first, to the holder of GP Units, 0.001% of the Partnership's income;

(ii) thereafter, to the holders of Ordinary LP Units and Exchangeable LP Units on a pari passu basis.

Allocation of Net Income and Losses

The income or loss of the Partnership for each fiscal year is allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of the Partnership for a particular fiscal year is allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by the Partnership to all partners (other than the GP) with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by the Partnership to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by the Partnership to its partners, or the Partnership has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of the Partnership for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of the Partnership for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of the Partnership is December 31.

Liquidation Entitlement

In the event of a dissolution of the Partnership, the GP will distribute the net proceeds from the liquidation of the Partnership (after payment of expenses and provision for adequate reserves) as follows:

(i) first, to the holders of GP Units, 0.001% of the proceeds from the liquidation; and

(ii) thereafter, to the holders of Ordinary LP Units and Exchangeable LP Units in accordance with the aggregate number of Units of each class issued and outstanding.

Reimbursement of the GP

The Partnership reimburses the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

The Partnership operates in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units are not transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. A LP Unit will not be transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to the Partnership and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on the Partnership's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66 2/3% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the outstanding partnership units entitled to vote at a duly constituted meeting (a **"Partnership Special Resolution"**). Notwithstanding the foregoing:

(a) no amendment will be permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of the Partnership, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing the Partnership from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, will be permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

General

The GP is a corporation incorporated under the CBCA to act as the general partner of the Partnership.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. The Fund indirectly through ATSOT owns 100% of the outstanding GP Common Shares. ATSOT acquired its GP Common Shares from the GP for nominal consideration. Each GP Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, are entitled to share rateably in all remaining assets of the GP. The articles and by laws of the GP contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP.

Functions and Powers of the GP

The GP has the authority to manage the business and affairs of the Partnership, to make all decisions regarding the business of the Partnership and to bind the Partnership in respect of any such decision. The GP is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power vested in the GP to manage the business and affairs of the Partnership includes all authority necessary or incidental to carry out the objects, purposes and business of the Partnership, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of the Partnership and its business.

Restrictions on Authority of the GP

The authority of the GP is limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving the Partnership or selling, exchanging or otherwise disposing of all or substantially all of the assets of the Partnership (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP is permitted to resign as general partner on not less than 180 days' prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve the Partnership. The GP may be removed as general partner of the Partnership, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement; or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

RISK FACTORS

The following is a summary of certain risk factors relating to the affairs of the Fund and the business of the Partnership. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual

information form and the documents incorporated by reference herein (if any). Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

These risks and uncertainties are not the only ones facing the Fund and the Partnership. Additional risks and uncertainties not currently known to the Fund or the Partnership, or that the Fund or the Partnership currently consider immaterial, may also impair the operations of the Fund or the Partnership. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Partnership, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Partnership and its Business

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Partnership has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Partnership's performance. In addition, significant increases in fuel prices, equipment prices, other input prices, interest rates or insurance costs, to the extent not offset by increases in transportation rates or contractual surcharges, or disruptions in fuel supply, would reduce profitability and could adversely affect the Partnership's ability to service its debts or maintain distributions. There can be no assurance of the Partnership's ability to pass on fuel or other cost increases in the future and, in such event, cash distributions may be reduced. The Partnership cannot predict the impact of future economic conditions and there is no assurance that the operations of the Partnership will continue to be profitable.

Competition

The Partnership faces competition from a variety of national and regional competitors. Many of these competitors have strong financial. marketing and other resources. There can be no assurance that the Partnership will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Partnership's results of operations and financial condition, and on the amount of cash available for distribution to Unitholders.

Reliance on Major Customers; Contract Renewals

The Partnership's top five customers accounted for approximately 18.54% of the Partnership's revenue for the year ended December 31, 2006, and the largest customer accounted for approximately 4.90% of such revenue (see "Description of the Business – Business Strengths - Diversified and Long-Term Customer Relationships"). Although a significant percentage of the Partnership's customers are under contract, most of those contracts can be terminated on short notice. In addition, most of the Partnership's customer contracts are subject to renewal annually. There can be no assurance that the Partnership's current customers will continue their relationships with the Partnership or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past. The loss of one or more major customers, the failure to renew customer contracts, or any decrease in transportation volumes purchased or prices paid or any other changes to the terms of service under renewed contracts could have a material adverse effect on the Partnership's profitability and, as a result, the amount of cash available for distribution to Unitholders. A significant portion of the Partnership's customer contracts, including contract renewals, are subject to competitive tender processes, and there can be no assurance that the Partnership will be successful in acquiring new business or retaining existing business subject to competitive tender.

Dependence on Personnel

The success of the Partnership has been largely dependent on the skills and expertise of its management personnel, particularly Michael Andlauer, the President and Chief Executive Officer of the GP. The continued success of the Partnership will be dependent upon its ability to retain the services of such personnel and recruit and retain other key employees for its business..

The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the Partnership. Any shortage of qualified drivers and/or owner operators may result in the inability of the Partnership to accept new customers or the inability of the Partnership to meet existing customer obligations. It would also be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which the Partnership may not be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on the Partnership resulting in a reduction in cash available for distribution to Unitholders.

Labour Relations

The success of the Partnership's business depends on a large number of employees and independent contractors. Although none of the Partnership's employees are currently unionized, any organized work stoppage or other similar job action may have a material adverse effect on the Partnership's business, financial condition, liquidity and results of operations. In addition, there can be no assurance that some or all of the employees of the Partnership will not unionize in the future. Such an occurrence could increase labour costs and thereby have a material adverse effect on the Partnership's business, financial condition, liquidity and results of operations.

Insurance

The Partnership's operations are subject to risks normally inherent in the transportation industry, including potential liability. which could result from, among other circumstances, personal injury or property damage arising from motor vehicle accidents. The availability of. and ability to collect on, insurance coverage for these types of liabilities is subject to factors beyond the control of the Partnership. In addition, the Partnership may become subject to liability hazards in circumstances where it cannot or may elect not to insure (because of high premium costs or other reasons), or for occurrences that exceed maximum coverage under its policies. The Partnership has no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change in the future. To the extent that any future increase in costs cannot be passed on to the Partnership's customers in increased transportation rates, increases in insurance costs could reduce future profitability and reduce cash available for distribution to Unitholders. Further, the inability to obtain insurance in the future for certain types of losses may require the Partnership to limit the services it provides or the areas in which it operates thereby reducing the revenues of the Partnership and potentially reducing the cash available for distribution. Lastly, the occurrence of a significant uninsured loss could have a material adverse effect upon the Partnership and reduce cash available for distribution to Unitholders.

Information Technology

The Partnership has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to the Partnership's information systems and databases or the information contained in its information systems was lost, the Partnership's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, the Partnership's financial condition, results of operation, and the amount of cash available for distribution to Unitholders could be materially adversely affected.

Use of Third Party Transportation Providers

As an air freight forwarder, the Partnership purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on the Partnership's operations and financial condition thereby reducing cash available for distribution to Unitholders.

The Partnership routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on the Partnership's operations and financial condition, thereby reducing cash available for distribution to Unitholders.

Weather

Harsh weather conditions can impede the transportation of goods and increase operating costs or reduce customers' or their consignees' requirements for goods, which can have a material adverse effect on the Partnership's cash flow and, as a result, cash available for distribution to Unitholders. In addition, unusual weather patterns, including extended periods of precipitation or lack of precipitation can have a similar adverse impact.

Regulation

Notwithstanding that the transportation industry is largely deregulated in terms of entry into the industry, each carrier must obtain a license from or register with provincial regulatory authorities in order to carry goods extra-provincially or to transport goods within any province. Regulation of the operations of transportation companies has become more stringent over time and is expected to continue to do so going forward. Changes in regulations applicable to the Partnership could increase operating costs and have a material adverse effect on the Partnership's operations and financial condition thereby reducing cash available for distribution to Unitholders.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and regulations. Although the Partnership is committed to compliance and safety, there is no assurance that the Partnership will be in full compliance at all times with such guidelines, policies and regulations. Consequently, at some future time, the Partnership could be required to incur significant costs to maintain or improve its compliance record.

Environmental Considerations

The Partnership and its operations and properties are subject to extensive federal, provincial, municipal and local environmental laws and requirements relating to, among other things, air emissions, the management of contaminants including hazardous materials (including the generation, handling, storage, transportation and disposal of such contaminants), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). See "Description of the Business — Environmental".

The risk of environmental liability is inherent in transportation operations, historic activities associated with such operations and the ownership, management or control of real estate. Canadian laws generally impose potential liability on the present or former owners or occupants of properties on which contamination has occurred. Although Management is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on the Partnership, there can be no assurance that the Partnership will not be required, at some future date, to incur significant costs to comply with environmental laws, or that its operations, business, assets or cash flow will not be materially adversely affected by current or future environmental laws.

Potential Unknown Liabilities

In connection with the Acquisition, there may have been unknown liabilities assumed by the Partnership, including those associated with prior acquisitions and dispositions by the Vendor as well as environmental issues, for which the Partnership may not be indemnified pursuant to the indemnities provided under the Acquisition Agreement. In particular, to the extent that the Vendor, as the previous owner of the Business, failed to comply with or otherwise violated applicable laws, including environmental or health and safety laws, the Partnership may be legally and financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on the financial condition and results of operations of the Partnership and, as a result, the amount of cash available for distribution to Unitholders. The Vendor has provided certain representations and warranties to the Partnership under the Acquisition Agreement and has agreed to indemnify the Partnership for breaches of representation and warranties. However, as the Vendor may have limited assets and financial resources, other than its interest in the Partnership, this indemnity may have nominal value.

Capital Expenditures

The timing and amount of capital expenditures made by the Partnership will directly affect the amount of cash available for distribution to Unitholders. In the event that the Partnership's capital costs escalate, there is no assurance that the Partnership will be able to recover such increased costs through rate increases to its customers, and in such event, cash available for distribution to Unitholders may be reduced.

Leverage and Restrictive Covenants

The ability of the Fund and the Partnership to make distributions or make other payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing any indebtedness of those entities (including the Credit Facility). The degree to which the Partnership is leveraged could have important consequences for Unitholders including: (i) the Partnership's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) all or part of the Partnership's cash flow from operations may be dedicated to the payment of the principal of and interest on the Partnership's indebtedness, thereby reducing funds available for future operations or for distribution to Unitholders; (iii) certain of the Partnership's borrowings will be at variable rates of interest, which exposes the Partnership to the risk of increased interest rates; and (iv) the Partnership may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may adversely impact the Partnership's cash flow and, as a result, the amount of cash available for distribution to Unitholders.

Interest expense is estimated for the purpose of estimating distributable cash of the Fund based on current market conditions that are subject to fluctuations. Such fluctuations could result in an unanticipated material increase in interest rates that could in turn have a material adverse effect on cash available for distribution to Unitholders.

The Credit Facility contains numerous restrictive covenants that limit the discretion of Management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Partnership to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the Credit Facility contains a number of financial covenants that require the Partnership to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the Credit Facility could result in a default, which, if not cured or waived, could result in a termination of distributions by the Partnership and permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the assets of the Partnership would be sufficient to repay in full that indebtedness.

Any failure of the Partnership to repay or refinance any or all of the Credit Facility at its maturity date on acceptable terms or to comply with applicable covenants under its credit facilities could have a material adverse effect on the Partnership and its cash flow and, as a result, the amount of cash available for distribution to Unitholders and the value of the Units. There is no assurance that the Partnership will be able to refinance any or all of the Credit Facility at its maturity date on acceptable terms, or on any basis.

Availability of Future Financing

The Partnership's principal sources of funds are cash generated from its operating activities and borrowing capacity under the Credit Facility. Management believes that funds from these sources will provide the Partnership with sufficient liquidity and capital resources to meet its current and future financial obligations at existing business levels. Despite Management's expectations, however, the Partnership may require additional equity or debt financing to meet its financing requirements. There can be no assurance that this financing will be available when required or available on commercially favourable terms or on terms that are otherwise satisfactory to the Partnership, in which event the financial condition of the Partnership may be materially adversely effected and the amount of cash available for distribution to Unitholders may be reduced.

Ability to Sustain and Manage Growth

The Partnership may not be able to carry out its strategy, which includes the possible acquisition of other transportation companies, and depends in part on the availability of suitable candidates at valuations accretive to the Partnership and the availability of required financing. In addition, the Partnership may face competition for acquisitions from other participants in the transportation industry and from financial buyers with greater financial resources. Furthermore, there can be no assurance that, if the Partnership acquires what it considers to be a suitable candidate in accordance with its growth strategy, the Partnership will be able to successfully integrate the operations of the acquired company into the Partnership's operations on an accretive basis.

Dependence on External Funding Sources

The Partnership, like other public transportation companies, relies significantly on external funding sources to finance its operations and growth. Management currently believes that the Partnership's cash flow from operations and funds available under the Credit Facility will satisfy the Partnership's capital requirements for the next 12 months. The Partnership's ability to obtain additional financing will be dependent upon its future operating performance, general economic and competitive conditions and financial, business and other factors, many of which are beyond the Partnership's control.

Risks Relating to the Structure of the Fund

Dependence on ATSOT and the Partnership

Cash distributions to Unitholders will be entirely dependent on the ability of ATSOT to make distributions on the ATSOT Units. Payments by ATSOT will depend, in turn, on the ability of the Partnership to satisfy its debt service obligations under the Credit Facility and the Partnership's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders will be entirely dependent on the ability of the Partnership to pay its operating expenses and to pay distributions. The sole source of cash flow of the Partnership is the operation of the Business. In the conduct of the Business, the Partnership pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Partnership's ability to produce positive operating results.

The Partnership is entirely dependent upon its business operations to pay distributions to ATSOT, and the Partnership's ability to do so is subject to the risks encountered by the Partnership in the operation of its business, including the risks relating to the Canadian freight transportation industry referred to above, and the results of operations and financial condition of the Partnership.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in ATSOT or the Partnership and should not be viewed as securities of ATSOT or the Partnership. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets are the ATSOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualifies as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by the Partnership and ATSOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholders will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Fund, ATSOT and the Partnership. Cash distributions are not guaranteed and will fluctuate with the Partnership's performance. The Partnership and ATSOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Partnership or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Partnership and those subsidiaries before any assets are made available for distribution to the Fund. The Units are effectively subordinated to most of the indebtedness and other liabilities of the Partnership and the Fund's other subsidiaries. Neither the Partnership nor any of the Fund's other subsidiaries are limited in its ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

The Partnership has third party debt service obligations under the Credit Facility and any replacement or other credit facilities. See "Material Contracts – Credit Facility". The degree to which the Partnership is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Partnership's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Partnership's borrowings will be at variable rates of interest, which exposes the Partnership to the risk of increased interest rates. The Partnership's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The Credit Facility contains certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Partnership to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the Credit Facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the Partnership's assets would be sufficient to repay in full that indebtedness.

The Partnership may need to refinance its available credit facilities or other debt and there can be no assurance that the Partnership will be able to do so or be able to do so on terms as favourable as those currently in place. If the Partnership is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Partnership's financial position, which may result in a reduction or suspension of cash distributions to

Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive that the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Partnership of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Partnership and its cash flow.

Tax Related Risks

The income of the Partnership, ATSOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time.

Finally, if the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act that, if adopted, may cause the Fund to lose its status as a mutual fund trust in certain circumstances. Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-residents unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The Fund has adopted mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-residents. These draft amendments to the Tax Act provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-residents or Non-Canadian Partnerships (as defined herein) is more than 50% of the aggregate fair market value of all the units issued by a trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by Non-residents and Non-Canadian Partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in September 16, 2004 draft amendments. However, such Notice did not include the above-mentioned proposal concerning mutual funds maintained primarily for the benefit of Non-residents. In addition, the Minister of Finance (Canada) announced on December 6, 2004 and in the 2005 Federal Budget that further discussions will be pursued with the private sector in this respect.

On October 31, 2006, the Minister of Finance (Canada) announced the "Tax Fairness Plan" and tabled a Notice of Ways and Means Motion that proposes to significantly change the income tax treatment of most publicly traded trusts and partnerships (other than certain real estate investment trusts), and distributions and allocations, as the case may be, from these entities to their investors. In particular, certain income earned by these entities will be taxed in a manner similar to income earned by a corporation, and distributions or allocations made by these entities to investors will be taxed in a manner similar to dividends from taxable Canadian corporations. Such deemed dividends will be eligible for the proposed new enhanced dividend tax credit if paid or allocated to a resident of Canada. These

proposals will be effective for the 2007 taxation year for trusts and partnerships that commence public trading after October 31, 2006, but will be delayed until the 2011 taxation year for trusts and partnerships that were publicly traded prior to November 1, 2006. The Fund is currently considering these proposals and the possible impact they will have on the Fund and its investors. However, these proposals are not expected to have an immediate impact on the Fund's tax treatment or distribution policy or the tax treatment of distributions to investors.

Future Sales of Units by the Vendor

The Vendor holds approximately 19.9% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units). If the Vendor sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also result in a reduction in the market price of the Units.

Ability to Recover from Vendor for Breaches of Acquisition Agreement

The Vendor has provided certain representations and warranties regarding the Business and certain other matters. Following the completion of the transfer of the Business to the Partnership, the Vendor had sold a large portion of its assets and may distribute all or a substantial portion of the proceeds that it received from such sale to its shareholders. In the event that the Partnership or the Fund suffers any loss as a result of a breach of the representations and warranties or any other term of the Acquisition Agreement by the Vendor, the Partnership may not be able to recover the amount of its entire loss from the Vendor. The Vendor may not have sufficient property to satisfy the Partnership's or the Fund's loss.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Conflicts of Interest" and "Interests of Management and Others in Material Transactions".

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Unitholders will also have the benefit of the *Trust Beneficiaries' Liability Act* (Ontario), which came into force in December 2004. However, the effect of the *Trust Beneficiaries' Liability Act* (Ontario) has not been considered by any courts to date and there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable despite such statements in the Declaration of Trust, for the obligations of the Fund to the extent that contractual, tax, statutory or tort claims are not satisfied out of the assets of the Fund.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in the Partnership is held through ATSOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute Redemption Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the Redemption Notes that may be issued. In addition, any Redemption Notes that may be issued are not expected to be freely tradable and are not expected to be listed on any stock exchange. See "ATS Andlauer Income Fund – Redemption Right". Redemption Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

DISTRIBUTIONS

Distribution Record

Actual Distributions paid or declared per Trust Unit per month in each of the quarters since the Fund's inception in 2005 are as follows:

	Distribution per Unit per month (1)	
	2006	**2005**
January - March	$0.0810	
April - June	$0.0932	
July - September	$0.0941	
October – December	$0.0974	$0.0810 (2)
Special Distribution	$0.2800 (3)	$0.3993 (4)

Notes:

(1) Monthly information refers to the month in which the record date for the relevant distribution occurs, with the distribution being paid in the following month.

(2) The initial distribution for the period from September 30th to October 31st 2005, inclusive, was $0.085 per Unit.

(3) In December 2006 the Fund announced a special cash distribution of $0.2800 per Unit payable on March 15, 2007.

(4) Includes a special cash distribution of $0.3343 per Unit and a special non-cash distribution payable in Units with a value of $0.065 per Unit declared in December 2005 and payable on March 31, 2006

Distribution Policy

The Fund currently makes monthly distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month or the first business day following the 15th . The Fund currently distributes $0.0974 per Unit per month ($1.1688 per Unit per annum). The amount of available distributable cash and cash distributions is dependent on the performance of the Partnership and accordingly may vary over time. See "ATS Andlauer Income Fund — Cash Distributions".

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The distributable cash of ATSOT is derived primarily from distributions on or in respect of Ordinary LP Units owned by ATSOT. ATSOT makes monthly distributions to holders of ATSOT Units of its distributable cash after satisfaction of its interest obligations, if any, less any administrative expenses and other obligations of ATSOT. See "ATS Andlauer Operating Trust — Cash Distributions".

The Partnership makes monthly distributions of its distributable cash on the Ordinary LP Units and Exchangeable LP Units, less a discretionary reserve at the discretion of the board of directors of the GP. The distributable cash of the Partnership is based on available cash from its operations. less amounts required for debt service obligations, general and administrative expenses and other expense obligations. expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves. and such other amounts as are considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable the Partnership to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities of the Partnership, other borrowings or additional issuances of Units. See "ATS Andlauer Transportation Services Limited Partnership — Distributions".

The Fund, ATSOT and the Partnership have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and available distributable cash will fluctuate with, among other things, the Partnership's performance. See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".

The Credit Facility may in certain circumstances restrict the ability of the Partnership to pay distributions to the holders of LP Units if the payment would result in default under the Credit Facility. See "Material Contracts – Credit Facility".

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

See "ATS Andlauer Income Fund" for a description of the rights, privileges and restrictions attached to the Units and the Special Voting Units. See "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the Exchange Rights.

See "ATS Andlauer Operating Trust" for a description of the rights, privileges and restrictions attached to the securities of ATSOT.

See "ATS Andlauer Transportation Services Limited Partnership" and "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the securities of the Partnership.

See "ATS Andlauer Transportation Services GP Inc." for a description of the rights, privileges and restrictions attached to the GP Common Shares.

Constraints

See "ATS Andlauer Income Fund – Limitation on Non-Resident Ownership" for a description of the constraints imposed on the ownership of the Units to ensure that the Units have a required level of Canadian ownership and the mechanism by which the level of Canadian ownership of the Units is monitored and maintained.

Ratings

To the knowledge of Management, no ratings, including provisional ratings, have been received from any rating organization in respect of the Units of the Fund.

Securities Held in Escrow

To the Fund's knowledge, no securities of the Fund are held in escrow.

MARKET FOR SECURITIES

Trading Price and Volume

The Units are listed and posted for trading on the TSX under the trading symbol "ATS.UN". The following table sets forth the closing price range and trading volume of the Units as recorded by the TSX for each month in which the Units traded in 2006.

Month	High	Low	Volume
January	10.25	9.71	549,872
February	10.50	9.35	2,282,169
March	11.50	9.80	679,528
April	12.25	11.01	835,465
May	12.24	11.55	604,956
June	12.75	11.37	456,868
July	13.25	12.30	333,135
August	12.70	11.90	156,287
September	13.25	12.25	553,284
October	13.55	12.25	775,165
November	11.99	10.15	773,640
December	11.65	10.90	269,678
For the year	13.55	9.35	8,270,047

Prior Sales

In addition to the Units, the Fund has 2,316,442 Special Voting Units and 2,316,442 Exchange Rights outstanding. See "Description of Capital Structure – General Description of Capital Structure". The issued and outstanding Special Voting Units and Exchange Rights were issued for nominal consideration in connection with the Acquisition.

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Fund

The Trustees of the Fund are Michael Andlauer, David Matheson, Q.C., Hanif (Chiko) Nanji, Brian Luborsky and John Schiller, who also serve as the Trustees of ATSOT and as directors of the GP. Mr. Matheson, Q.C. is the Chairman of the Trustees, the trustees of ATSOT and the board of directors of the GP. See "ATS Andlauer Income Fund — Trustees" and "ATS Andlauer Operating Trust — Trustees of ATSOT".

Directors and Officers of the GP

The following table sets out certain information in respect of the directors and executive officers of the GP. The term of office for each of the directors will expire at the time of the next annual meeting of securityholders of the GP.

Name and Province/Country of Residence	Position with GP	Date Appointed as a Director	Principal Occupation During Five Preceding Years
MICHAEL ANDLAUER[1] Ontario, Canada	Trustee, Director, President and Chief Executive Officer	August 19, 2005	President and Chief Executive Officer of the GP since August 2005. Prior thereto, Chief Executive Officer of the Vendor since 1991.
DAVID MATHESON[1][2] Ontario, Canada	Trustee and Director	September 30, 2005	Counsel, McMillan Binch Mendelsohn LLP 2002 to current.
HANIF (CHIKO) NANJI[1][2][3] Quebec, Canada	Trustee and Director	September 30, 2005	President and Chief Executive Officer, Metro Canada Logistics Inc. (a warehousing, transportation management and customized supply chain solutions firm) since 1988.
BRIAN LUBORSKY[1][2] Ontario, Canada	Trustee and Director	September 30, 2005	President and Chief Executive Officer, Premier Salons (an operator of salons and spas) since 1984, and earned a Charter Accountant designation in 1982 while working as Coopers & Lybrand.
JOHN SCHILLER[1][3] Ontario, Canada	Trustee and Director	September 30, 2005	Retired since 2004. Prior thereto, President of Kingsway Transport, an LTL, TL and specialized transport company, since 2002. Prior thereto, Chief Operating Officer of Maritime – Ontario Freight Lines Limited, a private LTL carrier company, from 2000 to 2002.
C. ROBERT BROGAN Ontario, Canada	Senior Executive Vice-President	N/A	Senior Executive Vice-President of the GP since August 2005. Prior thereto, President of the Vendor since 2001.
BRIAN MASCARENHAS Ontario, Canada	Vice-President, Finance and Chief Financial Officer	N/A	Vice President, Finance and Chief Financial Officer of the GP since August 2005. Prior thereto, Chief Financial Officer of AMG (a company founded to manage and operate logistics and transportation companies) since 2003. Prior thereto, Controller of the Vendor since 1991.
MICHEL LUNARDI Quebec, Canada	Vice-President, Eastern Operations and Sales	N/A	Vice-President, Eastern Operations and Sales of the GP since August 2005. Prior thereto, Vice-President, Eastern Operations and Sales of the Vendor since 2002. Prior thereto, a variety of managerial and operational positions with the Vendor since 1991.
TERRY JESSUP Ontario, Canada	Senior Vice-President, Ontario Operations and Sales	N/A	Senior Vice-President, Ontario Operations and Sales since August 2005. Prior thereto, Senior Vice-President of the Vendor since 1991.
MARGARET SMITH Nova Scotia, Canada	Information Governance Officer and Corporate Secretary	N/A	Information and Governance Officer since 2005 and Corporate Secretary since August 2006. Prior thereto, Senior Finance Branch Officer Air Canada Jazz 2000- 2005, and earned a Chartered Accountant designation in 2000 while working at KPMG LLP.

Notes:
(1) Trustee of the Fund and ATSOT.
(2) Member of the Audit and Governance Committee of each of the Fund and the GP (Mr. Luborsky Chair).
(3) Member of the Compensation Committee of each of the Fund and the GP (Mr. Nanji Chair).

Under the terms of the Declaration of Trust, the Vendor Group has the right to elect one trustee so long as the Vendor Group holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The remaining Trustees are selected by Voting Unitholders. The same individuals are to be Trustees, trustees of ATSOT and directors of the GP. Under the terms of the Declaration of Trust, the Trustees are required to elect the Trustees as the trustees of ATSOT and under the terms of the ATSOT Declaration of Trust, the trustees of ATSOT are required to elect the trustees of ATSOT as directors of the GP. See "ATS Andlauer Income Fund — Trustees".

Unit and LP Unit Ownership

As at the date hereof, the Trustees and the directors and executive officers of the GP, as a group, own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 652,843 Units and 2,316,442 Exchangeable LP Units, representing approximately 25.51% of the outstanding Units (assuming the exchange for Units of all of the outstanding Exchangeable LP Units) and no GP Common Shares. The Vendor owns beneficially, directly or indirectly, or exercises control or direction over, 2,316,442 Exchangeable LP Units (19.9%) and 2,316,442 GP Common Shares (19.9%). AMG, a company controlled by Michael Andlauer, a trustee of each of the Fund and ATSOT and a director and the President and Chief Executive Officer of the GP, owns beneficially, directly or indirectly, or exercises control or direction over, 100% of the outstanding securities of the Vendor, and also owns 180,700 Units of the Fund (1.9%).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Fund and the GP, other than as set forth below, no trustee, director or executive officer of the Fund or the GP, or shareholder holding a sufficient number of securities of the Fund or the GP to affect materially the control of the Fund or the GP:

(a) is, as at the date of this annual information form, or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company (including the Fund and the GP) that while that person was acting in that capacity:

    (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Mr. Luborsky was an officer and a director of Premier Salons International, Inc. ("**PSI**"), a Delaware corporation with operations in the United States, when it filed a petition for bankruptcy under chapter 11 of title 11, United

States Code ("**Chapter 11**") in the United States Bankruptcy Court for the District of Delaware (the "**Court**") in October 1999. He was also a director of PSI's direct parent company, GEMM Holdings, Inc. ("**GEMM**"), which filed for Chapter 11 at the same time as PSI. Mr. Luborsky was the indirect owner of 85% of the common stock of GEMM. The remaining 15% of GEMM's common stock was owned by a second shareholder. A final decree was issued by the Court in December 2002 closing the Chapter 11 cases of each of PSI and GEMM.

Mr. Matheson was the director and officer of Balmur Entertainment Limited, a private company, until November 14, 2001. Balmur Entertainment Limited filed a notice of intention to make a proposal to creditors at a creditors meeting which was to be held on August 26, 2002 and which was adjourned to October 23, 2003, at which the creditors did not accept the proposal. Balmur Entertainment Limited was deemed bankrupt on October 23, 2003.

To the knowledge of the Fund and the GP, no trustee, director or executive officer of the Fund or the GP, or shareholder holding a sufficient number of securities of the Fund or the GP to affect materially the control of the Fund or the GP, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT AND GOVERNANCE COMMITTEE INFORMATION

The full text of the Fund's Audit and Governance Committee mandate is attached as **Schedule "B"** to this annual information form. The board of directors of the GP has also established an Audit and Governance Committee, which undertakes substantially the same responsibilities in respect of the GP and the Partnership as the Audit and Governance Committee of the Trustees undertakes in respect of the Fund

Composition of the Audit and Governance Committee

The Audit and Governance Committee consists of three members, all of whom are independent and financially literate in accordance with the definitions in Multilateral Instrument 52-110 - Audit Committees. The education and experience of each Audit and Governance Committee member that is relevant to the performance of his responsibilities as a member of said committee is outlined below:

Brian Luborsky (Chair)

Mr. Luborsky is the President and Chief Executive Officer of Premier Salons, a private company that he founded in 1984. Premier Salons operates 375 salons and spas throughout Canada and the United States. Mr. Luborsky has more than 20 years experience in finance and holds a Bachelor of Commerce degree from the University of Toronto and received a Chartered Accountant designation in 1982 while working at Coopers & Lybrand.

David Matheson, Q.C.

Mr. Matheson, Q.C., has over 15 years of experience as a director in the Canadian transportation industry. He has been a partner and a counsel of the Toronto law firm of McMillan Binch Mendelsohn LLP for over 25 years and advises national and international clients on various corporate and governance matters. Mr. Matheson has served as a member of numerous audit committees and corporate governance committees and over the course of his career has acquired competence in the review of financial statements of major public companies and a familiarity with internal controls and financial reporting procedures. Mr. Matheson presently serves as the Chair of the Audit Committee of Clarke Inc. and the Chair of the Audit and Governance Committees of both Newfoundland Capital Corporation Limited and Tonbridge Power Inc. He holds a Bachelor of Commerce degree with a major in accounting from Dalhousie University and a Bachelor of Law degree from Dalhousie Law School.

Hanif (Chiko) Nanji

Mr. Nanji has been the President, Chief Executive Officer and a director of Metro Canada Logistics Inc., a private third-party provider of warehousing, transportation management and customized supply chain solutions since 1988. He is also the Chairman of LDC Logistics Development Corporation, a private real estate development company, the Vice-Chairman and director of Dairy Products in Motion Inc., a private dairy logistics company, and the Vice-Chairman and a director of Spectrum Supply Chain Solutions Inc., a private supply chain management company. Mr. Nanji has a strong business background having over 20 years experience in the Canadian logistics industry serving in executive positions overseeing large operating corporations.

Pre-Approval Policies and Procedures

The Audit and Governance Committee Charter provides that the Audit and Governance Committee approves in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law. The Audit and Governance Committee is permitted to but has not delegated any of its authority to grant pre-approvals.

The Audit and Governance Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche LLP. The Audit and Governance Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit and Governance Committee believes to be typical, recurring or otherwise likely to be provided by Deloitte & Touche LLP. The budget generally covers the period between the adoption of the budget and the next meeting of the Audit and Governance Committee, but at the option of the Audit and Governance Committee it may cover a longer or shorter period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit and Governance Committee knows precisely what services it is being asked to pre-approve, and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

The Audit and Governance Committee has delegated authority to the Chair of the Audit and Governance Committee (or if the Chair is unavailable, any other member of the committee) to pre-approve the provision of permitted services by Deloitte & Touche LLP which are not otherwise pre-approved by the Audit and Governance Committee, including the fees and terms of the proposed services ("Delegated Authority"). Any required determination about the Chair's unavailability is required to be made by the good faith judgment of the applicable other member(s) of the Audit and Governance Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit and Governance Committee at its next meeting.

All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit and Governance Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit and Governance Committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to the Fund for professional services rendered by Deloitte & Touche LLP to the Fund and its subsidiaries during fiscal 2006:

($ thousands)	2006	2005
Audit Fees [1]	90,100	68,900
Audit Related Fees [2]	31,800	130,080
Tax Fees [3]	6,890	12,807
All Other Fees [4]	73,596	9,540
Total	202,386	221,327

Notes:

(1) Represents the aggregate fees billed for audit services, which consists of the audit of the Fund's annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Represents the aggregate fees billed for interim reviews, assurance and related services that are reasonably related to the performance of the audit or review of the Fund's financial statements and are not reported as Audit Fees. During fiscal 2006, these services included reviews of the Fund's quarterly financial statements. During fiscal 2005, the services provided in this category included a review of the Fund's September 30, 2005 interim financial statements, services rendered in connection with the Fund's prospectus dated September 22, 2005 including the issuance of auditor comfort and consent letters, a review of the July 31, 2005 interim financial statements of the Business and compilation report on the pro forma financial statements of the Fund incorporated in the Business Acquisition report filed by the Fund.

(3) Represents the aggregate fees billed for tax compliance, tax advice and tax planning services. During fiscal 2005, the services provided in this category included the preparation of GST/HST elections relating to the acquisition of the Business.

(4) Represents the aggregate fees billed for products and services other than Audit Fees, or Tax Fees. During fiscal 2006, the services provided in this category included consulting services relating to the disclosure controls and procedures of the Fund, CEO/CFO certification and structure and accounting for LTIP of the Fund.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Risk Factors – Risks Relating to the Structure of the Fund – Conflicts of Interest" and "Interests of Management and Others in Material Transactions".

Other than as described above and elsewhere in this annual information form, there are no existing or potential material conflicts of interest between the Fund or it subsidiaries and any trustee, director or officer of the Fund or its subsidiaries

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any trustee, director or executive officer of the Fund or the GP, any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Fund's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the year ended December 31, 2006 or during the current financial year that has materially affected or will materially affect the Fund, other than as disclosed elsewhere in this annual information form or as set forth below:

1. The Partnership provides transportation services to Concord, a wholly-owned subsidiary of the Vendor, and receives transportation services from Concord.

2. The Partnership provides office and warehouse space as well as certain administration services to Concord.

3. The Partnership provides transportation services to Logisti-Solve Inc. ("**Logisti-Solve**"), a company controlled by Mr. Andlauer.

4. The Partnership provides warehouse space to Logisti-Solve.

5. The Partnership receives temporary labour services from Ready Staffing Solutions Inc., a company controlled by Mr. Andlauer's spouse.

6. The Partnership leases its Montréal terminal facilities from 9143-5271 Québec Inc., a company controlled by Mr. Andlauer.

7. The Partnership rents equipment from Andlauer Leasing Inc., a company controlled by Mr. Andlauer.

8. The Partnership leases its Hamilton and Napanee terminal facilities from Andlauer Properties Inc., a company controlled by Mr. Andlauer.

9. The Partnership provides transportation services to Spectrum Supply Chain Solutions Inc., a company for which a trustee of the Fund serves as a director and has significant influence.

For additional information in respect of the foregoing see note 11 to the Fund's audited annual financial statements for the year ended December 31, 2006 which note is incorporated herein by reference. The Fund's financial statements are available on SEDAR at www.sedar.com.

PROMOTERS

The Vendor has taken the initiative in founding and organizing the Fund and may therefore be considered to be a promoter of the Fund for the purposes of applicable securities legislation. See "General Development of the Business", "Description of the Business", "Retained Interest and Exchange Rights", "Trustees, Directors and Officers", "Interests of Management and Others in Material Transactions" and "Material Contracts".

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Fund is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Fund to be contemplated. Management is not aware of any penalties or sanctions, relating to securities legislation or otherwise, imposed by a court or regulatory authority against the Fund or the Partnership during the period covered by this annual information form. Neither the Fund nor the Partnership entered into any settlement agreement relating to securities law matters with any court or regulatory authority during the period covered by this annual information form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

During the year ended December 31, 2006 the Fund did not enter into any material contracts other than contracts entered into during the ordinary course of business

INTERESTS OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Fund during, or relating to, the Fund's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, are Deloitte & Touche LLP ("**Deloitte**").

Deloitte is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com and on the Fund's website at www.atsincomefund.ca.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, is contained in the Fund's information circular for its most recent annual meeting of unitholders, which may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Fund's financial statements and management's discussion and analysis for the year ended December 31, 2006, which documents may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

GLOSSARY OF TERMS

In this annual information form, the following terms shall have the meanings set forth below, unless otherwise indicated:

"**Acquisition**" means the acquisition by the Partnership from the Vendor of the Purchased Assets and the assumption by the Partnership of certain related liabilities as more particularly described under "General Development of the Business";

"**Acquisition Agreement**" means the asset purchase and sale agreement entered into between the Partnership and the Vendor in respect of the Acquisition;

"**Administration Agreement**" means the administration agreement entered into between the Fund, ATSOT and the GP;

"**affiliate**" has the meaning given to it in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions promulgated under the *Securities Act* (Ontario);

"**AMG**" means Andlauer Management Group Inc., a majority shareholder of the Vendor controlled by Michael Andlauer;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

"**ATS Andlauer Entities**" means, and includes ATSOT, the GP, the Partnership, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"**ATSOT**" means ATS Andlauer Operating Trust, a trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust;

"**ATSOT Declaration of Trust**" means the declaration of trust pursuant to which ATSOT was established, as the same may be amended, supplemented or restated from time to time. See "ATS Andlauer Operating Trust";

"**ATSOT Unitholders**" means, at the relevant time, the holders of the ATSOT Units;

"**ATSOT Units**" means the trust units of ATSOT;

"**Business**" means the Canadian transportation solutions business of the Vendor acquired by the Partnership;

"**business day**" means a day when banks are generally open for the transaction of business in Toronto, Ontario, other than a Saturday, Sunday or statutory or civic holiday;

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"**CDS**" means The Canadian Depository for Securities Limited, and it's wholly owned subsidiary, CDS Clearing and Depository Services Inc. (CoreCo), collectively;

"**Concord**" means Concord Transportation Inc., a wholly owned subsidiary of the Vendor;

"**CRA**" means Canada Revenue Agency;

"**Credit Facility**" means the credit facilities entered into by the Partnership with a Canadian chartered bank concurrent with the completion of the Acquisition. See "Material Contracts - Credit Facility";

"Declaration of Trust" means the declaration of trust pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "ATS Andlauer Income Fund";

"Deferred Income Plans" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"diluted basis" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units;

"distributable cash" has the meaning given to it under "Non-GAAP Measures";

"EBITDA" has the meaning given to it under "Non-GAAP Measures";

"Exchange Agreement" means the exchange agreement entered into among the Fund, ATSOT, the Partnership, the GP and the Vendor providing for, among other things, the Exchange Rights, and demand and piggyback registration rights. See "Retained Interest and Exchange Rights";

"Exchange Rights" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"Exchangeable LP Units" means the exchangeable units of the Partnership held by the Vendor;

"Exchangeable Securities" means the Exchangeable LP Units and any other securities that are exchangeable, directly or indirectly, for Units;

"Exempt Plans" means, collectively, Deferred Income Plans and RESPs;

"Founding Shareholder" means AMG;

"Fund" means ATS Andlauer Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust;

"GAAP" means generally accepted accounting principles in Canada;

"GP" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"GP Units" means the ordinary general partner units of the Partnership held by the GP;

"Limited Partnership Agreement" means the limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendor, the GP and ATSOT, by which the Partnership is governed;

"LP Units" means, collectively, the Ordinary LP Units and the Exchangeable LP Units;

"LTIP" means the long-term incentive plan of the Partnership;

"LTL" means less-than-truckload;

"Management" means senior management of the GP;

"Non-Canadian Partnership" means a partnership that is not a "Canadian partnership" within the meaning of the Tax Act;

"Non-Competition Agreement" means the non-competition agreement entered into among the Fund, the Partnership, the GP and Michael Andlauer as more particularly described under "Material Contracts — Non-Competition Agreement";

"Non-resident" means a non-resident of Canada within the meaning of the Tax Act;

"Ordinary LP Units" means the ordinary limited partnership units of the Partnership;

"Partnership" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;

"Partnership Special Resolution" means a resolution of the partners of the Partnership passed with the consent of the holders of at least 66 2/3% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the LP Units and GP Units. in the aggregate, entitled to vote at a duly constituted meeting;

"Permitted Investments" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Purchased Assets" means the assets used in the Business acquired by the Partnership from the Vendor pursuant to the Acquisition as more particularly described under "Description of the Business";

"Redemption Date" means a date on which Units are surrendered for redemption;

"Redemption Notes" means unsecured, subordinated promissory notes that may be issued by the Fund (or a subsidiary of the Fund including ATSOT) in satisfaction of the redemption price for Units in certain circumstances. as further described under "ATS Andlauer Income Fund — Redemption Right";

"Redemption Price" has the meaning given to that term under "ATS Andlauer Income Fund — Redemption Right";

"RESP" means a registered education savings plan as defined in the Tax Act;

"Securityholders Agreement" means the agreement entered into among the Fund, ATSOT, the Partnership, the GP and the Vendor providing for, among other things, the governance of the GP;

"Special Resolution" means a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution;

"Special Voting Units" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"subsidiary" has the meaning set out in the *Securities Act* (Ontario) and includes a partnership or other entity;

"Tax Act" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"TL" means truckload;

"Trustees" mean the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"Unit" means a trust unit of the Fund other than a Special Voting Unit;

"United States" or "U.S." means the United States, as defined in Rule 902(1) under Regulation S;

"Unitholders" means the holders of Units from time to time;

"Vendor" means ATS Andlauer Transportation Services Inc., a corporation incorporated under the CBCA and owned by the Existing Shareholders;

"Vendor Group" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder, including any family member of a shareholder of a Vendor or an Existing Shareholder or any company, trust or other entity owned by or maintained for the benefit of any of such Persons;

"Voting Units" means the Units and the Special Voting Units; and

"Voting Unitholders" means the Unitholders and the holders of Special Voting Units.

All dollar amounts set forth in this annual information form are in Canadian dollars.

SCHEDULE "B"

ATS ANDLAUER INCOME FUND

AUDIT AND GOVERNANCE COMMITTEE CHARTER

The term "**Fund**" refers to ATS Andlauer Income Fund, the term "**Trustees**" refers to the trustees of the Fund, the term "**Administrator**" refers to ATS Andlauer Transportation Services GP Inc. (the "**GP**") in its capacity as administrator of the Fund pursuant to the **Administration Agreement** between the Fund, ATS Andlauer Operating Trust ("**ATSOT**") and the Administrator, and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Fund, the **Administration Agreement**, the **Securityholders Agreement** between the Fund, ATSOT, the GP, ATS Andlauer Transportation Services Limited Partnership (the "**ATS Andlauer LP**") and others, the **Exchange Agreement** between the Fund, ATSOT, the GP, the ATS Andlauer LP and others and the **Limited Partnership Agreement** governing ATS Andlauer LP.

PURPOSE

The Audit and Governance Committee (the "**Committee**") is a standing committee appointed by the Trustees to assist the Trustees in fulfilling their oversight responsibilities with respect to the Fund's financial reporting including responsibility to:

- oversee the integrity of the Fund's financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements;
- oversee the qualifications and independence of the Fund's external auditors (who shall report directly to the Committee);
- oversee the work of the Fund's financial management and external auditors in these areas; and
- provide an open avenue of communication between the external auditors, the Trustees, the board of directors of the GP, the trustees of ATSOT, the Administrator and the officers (collectively, "**Management**") of the Fund, the Administrator, the GP and ATS Andlauer LP.

The Committee is also responsible for overseeing and assessing the functioning of the Trustees and the committees of the Trustees and for the development, recommendation to the Trustees, implementation and assessment of effective governance principles. In addition, the Committee will undertake on behalf of the Trustees such other governance initiatives as may be necessary or desirable to enable the Trustees to provide effective governance for the Fund and contribute to the success of the Fund.

The Committee will also review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Trustees, the Committee will have the following composition and procedures:

1. Composition

The Committee shall consist of no fewer than three members. None of the members of the Committee shall be an officer or employee of the Fund, ATS Andlauer LP or the GP or any of their respective subsidiaries and each member of the Committee shall be an "independent trustee" (in accordance with the definition of "independent director" from time to time under the requirements or guidelines for audit and governance committee service under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading);

provided that the fact that a Trustee is also a director of the GP will not disqualify the Trustee from being a member of the Committee provided that the Trustee would otherwise be eligible to be a member of the Committee.

2. Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Trustees and shall automatically cease to be a member of the Committee upon ceasing to be a Trustee. The Trustees may fill vacancies on the Committee by election from among their number. The Trustees shall fill any vacancy if the membership of the Committee is less than three Trustees. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Trustees annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3. Financial literacy

All members of the Committee must be "financially literate" (as that term is interpreted by the Trustees in their business judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Fund's units are listed for trading) or, if permitted by applicable securities laws or stock exchange rules must become financially literate within a reasonable period of time after his or her appointment to the Committee

4. Separate Executive Meetings

The Committee will meet at least once every quarter, and more often as warranted, with the Chief Financial Officer of the Administrator and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5. Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Fund's expense and shall have sole authority to retain and terminate any search firm to be used to identify Trustee candidates or any other consulting firm and to approve any such firm's fees and retention terms.

6. Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Trustees), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Fund from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Administrator, ATS Andlauer LP or the GP or their respective senior managements and the external auditors, as to any information technology, internal audit and other non-audit services provided by the external auditors to the Fund and its subsidiaries.

7. Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Trustees. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Fund.

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Reporting to the Trustees

The Committee will report through the Committee Chair to the Trustees following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

10. Whistleblowing

The Committee shall be responsible to oversee the setting of policies for handling complaints or whistleblowing as they may relate to financial reporting and processes, internal financial controls, financial risk management systems. and internal and external audit functions, which policies shall be administered by the Administrator. In particular, without limitation, the Chair with the Members of the Committee shall set policies for and oversee the establishment of procedures to facilitate the submission, on a confidential and anonymous basis, of complaints, reports and concerns by any person regarding (i) such financial, accounting, internal accounting controls or auditing matters, (ii) actual or potential violations of laws, rules or regulations in respect thereof and (iii) other suspected wrongdoing in respect thereof. Such responsibilities and procedures shall be as prescribed by the Joint Code of Business Conduct and shall include a policy on how complaints and whistleblowing should be submitted on a confidential basis and on a confidential, investigative and reporting process.

SPECIFIC MANDATES OF THE COMMITTEE – AUDIT, ACCOUNTING, FINANCIAL REPORTING AND INTERNAL FINANCIAL CONTROLS RESPONSIBILITIES

The Committee will:

1. In Respect of the Fund's External Auditors

(a) review the performance of the external auditors of the Fund who shall report directly to the Committee and are accountable to the Committee and the Trustees as the representatives of the unitholders of the Fund, including the lead partner of the independent auditor team and make recommendations to the Trustees as to the reappointment or appointment of the external auditors of the Fund to be proposed in the Fund's proxy circular for unitholder approval and shall have authority to terminate the external auditors;

(b) review the reasons for any proposed change in the external auditors of the Fund which is not initiated by the Committee or the Trustees and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendation to the Trustees;

(c) approve the terms of engagement and the compensation to be paid by the Fund to the Fund's external auditors;

(d) review the independence of the Fund's external auditors, including reports from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e) approve in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f) if the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

(g) review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Fund's external auditors;

(h) approve any hiring by the Fund or its subsidiaries of employees or former employees of the Fund's present or former external auditors;

(i) review a written or oral report describing:

(i) critical accounting policies and practices to be used in the Fund's annual audit,

(ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Administrator or other Management and that are significant to the Fund's financial statements, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(iii) other material written communication between the Fund's external auditors and the Administrator or other Management, such as any management letter or schedule of unadjusted differences;

(j) review with the external auditors and Management the general audit approach and scope of proposed audits of the financial statements of the Fund, ATS Andlauer LP and the GP, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(k) if a review engagement report is requested of the external auditors, review such report before the release of the Fund's interim financial statements; and

(l) discuss with the external auditors any difficulties or disputes that arose with the Administrator or other Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of the Administrator's or other Management's responses in correcting audit-related deficiencies.

II. In Respect of the Fund's Financial Disclosure

(a) review with the external auditors and/or the Administrator, as appropriate:

(i) the Fund's audited financial statements and the notes and Managements' Discussion and Analysis relating to such financial statements, the annual report, the financial information of the Fund contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Fund and make recommendations to the Board for their approval;

(ii) the Fund's interim financial statements and the notes and Managements' Discussion and Analysis relating to such financial statements and approve or recommend to the Trustees their release to the public;

(iii) the quality, appropriateness and acceptability of the Fund's accounting principles and practices used in its financial reporting, changes in the Fund's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv) all significant financial reporting issues and judgments made in connection with the preparation of the Fund's financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the financial statements and any "second opinions" sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v) the effect of regulatory and accounting initiatives on the Fund's financial statements and other financial disclosures;

(vi) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Fund;

(vii) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Fund and their impact on the reported financial results of the Fund;

(viii) any legal matter, claim or contingency that could have a significant impact on the financial statements, the Fund's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Fund's financial statements;

(ix) the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Fund's operations; and

(x) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

(b) review and resolve disagreements between Management and the Fund's external auditors regarding financial reporting or the application of any accounting principles or practices;

(c) review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Fund gives earning guidance;

(d) establish and monitor procedures for (i) the review of public disclosure of financial information extracted from the financial statements of the Fund, (ii) the receipt and treatment of complaints received by the Fund regarding accounting, internal accounting controls or audit matters, and (iii) the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received;

(e) if requested by the Trustees, receive from the Chief Executive Officer and the Chief Financial Officer of the Administrator a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving the Administrator or its senior officers or persons who have a significant role in the Fund's internal controls; and

(f) review and discuss the Fund's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III. In Respect of Insurance

(a) review periodically insurance programs relating to the Fund and its investments;

(b) review periodically the trustee and officer insurance policy applicable to the Fund and make recommendations for its renewal or amendment or the replacement of the insurer; and

(c) administer all policies of or agreements by the Fund with respect to the indemnification by the Fund of Trustees and officers, if any, of the Fund.

IV. In Respect of Internal Controls

(a) review the adequacy and effectiveness of the Fund's internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls; and

(b) oversee compliance with internal controls and the Joint Code of Business Conduct.

V. Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to determine that the Fund's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations or to determine the adequacy of the internal control over financial reporting structure and the financial and other risk management systems of the Fund. These are the responsibilities of Management and/or the Fund's external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are Trustees, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Fund, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and as a Trustee in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Fund's financial information or public disclosure.

SPECIFIC MANDATES OF THE COMMITTEE – GOVERNANCE

The Committee will, subject to and consistent with the Declaration of Trust of the Fund, the Securityholders Agreement and any other applicable governance document:

VI. In Respect of Operations of the Trustees

(a) assess the needs of the Trustees with respect to the conduct of the affairs of the Trustees, including:

(i) the number of Trustees;

(ii) the frequency and location of Trustee and committee meetings;

(iii) procedures for establishing meeting agendas and the conduct of meetings; and

(iv) the availability, relevance and timeliness of discussion papers, reports and other information required by the Trustees;

(b) recommend at the first meeting of the Trustees following each annual meeting, the allocation of Trustees to each of the committees of Trustees and thereafter, where a vacancy occurs at any time in the membership of any Board committee, recommend a particular Trustee to fill such vacancy;

(c) oversee an orientation program and continuing education for all Trustees in respect to the Fund; such program should be designed so as new Trustees fully understand the role of the Trustees and their committees, the contribution individual Trustees are expected to make (including, in particular, the commitment of time and resources that the Fund expects from its Trustees) and the nature and operations of the Fund's affairs and investments including the business and operations of ATS Andlauer LP. Continuing education opportunities should be focused on enhancing individual Trustee's skills and abilities as Trustees and maintaining the currency of their knowledge and understanding of the Fund's affairs including the business and operations of ATS Andlauer LP; and

(d) oversee the relationship between the Trustees on the one hand and officers of the Administrator on the other hand and, if appropriate, make recommendations with a view to ensuring that the Trustees are able to function independently of Management.

VII. In Respect of Governance

(a) review periodically the Fund's approach to governance issues;

(b) review periodically the mandate for the Trustees and the position description for the Chair of the Trustees;

(c) review periodically the charters of the committees of the Trustees and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the committees;

(d) conduct periodic surveys of Trustees with respect to their views on the effectiveness of the Trustees, the Chair of the Board, each committee of Trustees and its Chair and individual Trustees;

(e) evaluate regularly the effectiveness and contribution of the Chair of the Trustees and the Chair of each committee and the effectiveness and contribution of individual Trustees, having regard for the mandate for the Trustees and position description, the results of surveys of the Trustees, attendance at Trustee and Trustee committee meetings, overall contribution and, in the case of individual Trustees, the competencies and skills the individual Trustee is expected to bring to the Trustees;

(f) recommend policies regarding succession in the event of an emergency or the retirement of the Chair of the Trustees;

(g) assess the effectiveness of the Trustees as a whole and each committee of the Trustees, including the Committee having regard to the mandate for the Trustees and each committee of the Trustees;

(h) review the Fund's Trustee qualification criteria including the number of boards on which Trustees may sit, Trustees tenure, retirement and succession; and

(i) review the procedure to enable an individual Trustee to engage an outside advisor at the expense of the Fund.

VIII. In Respect of Trustee Composition and Trustee Nominations

(a) review periodically the competencies, skills and personal qualities required of Trustees in order to add value to the Fund, in light of:

(i) the activities of the Fund and the nature of its investments;

(ii) the need to have a majority of the Trustees are comprised of individuals, each of whom meets the requirements set out under the heading "COMPOSITION AND PROCEDURES – 1. Composition" above;

(iii) the Declaration of Trust and the Securityholders Agreement and any other Governance Agreements to which the Fund is a party; and

(iv) the Fund's Governance Guidelines.

(b) as required, identify and recommend to the Trustees qualified Trustee nominees for election at the annual meeting;

(c) as required, recruit Trustee candidates and review any Trustee candidates recommended by unitholders, based on the competencies, skills and personal qualities required of Trustees in order to add value to the Fund;

(d) review the competencies, skills and personal qualities of each existing Trustee, and the contributions made by the Trustee to the effective operation of the Trustees and any significant change in the primary occupation of the Trustee;

(e) use best efforts to have candidates understand the demands and expectations of a Trustee and the role of the Trustees and their committees; and

(f) oversee an orientation program to familiarise new Trustees with the Fund's affairs and its investments and the business and operations of the GP and the LP including the Fund's reporting structure, strategic plans, significant financial, accounting and risk issues and compliance policies, management and the external auditors.

IX. In Respect of Reporting and Disclosure Requirements

(a) review and approve the annual corporate governance report to be made in either the annual report to unitholders or the proxy circular prepared in connection with the Fund's annual meeting describing the corporate governance practices of the Fund with reference to the reporting requirements of the Toronto Stock Exchange or other applicable securities law requirements;

(b) review periodically the Joint Disclosure Policy.

File No. 82-34967

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Michael Andlauer, ***President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ATS Andlauer Income Fund*** for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007

"Mike Andlauer"
Michael Andlauer
President and Chief Executive Officer

File No. 82-34967

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Brian Mascarenhas, ***Vice President and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ATS Andlauer Income Fund*** for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

> (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
>
> (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
>
> (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007

"Brian Mascarenhas"
Brian Mascarenhas
Vice President and Chief Financial Officer

File No. 82-34967

CIBC Mellon Trust Company | CIBC Mellon

March 2, 2007

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: ATS ANDLAUER INCOME FUND

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Unitholders:

DATE OF MEETING:	May 7, 2007
RECORD DATE FOR NOTICE:	March 26, 2007
RECORD DATE FOR VOTING:	March 26, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 26, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	UNITS

Yours very truly,
CIBC MELLON TRUST COMPANY
Trust Central Services

cc: CDS & Co. (Via Fax)

pk\NM_ATSAndlauer

File No. 82-34967

ATS ANDLAUER INCOME FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ATS ANDLAUER INCOME FUND

TAKE NOTICE that an Annual Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and special voting units of ATS Andlauer Income Fund (the "**Fund**") will be held in the TSX Broadcast Centre, The Exchange Tower Main Floor, 130 King Street West, Toronto, Ontario on Monday, May 7, 2007, at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended December 31, 2006 and the auditors' report thereon;

2. to appoint trustees of the Fund;

3. to appoint auditors of the Fund; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular – Proxy Statement accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with CIBC Mellon Trust Company, P.O. Box 721 Agincourt, Ontario, M1S 0A1, or for those investors wishing to return their proxies in person by delivering them to CIBC Mellon Trust Company 320 Bay Street, Banking Hall Level, Toronto, Ontario. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is the close of business on March 26, 2007 (the "**Record Date**"). Unitholders of record will be entitled to vote those trust units and special voting units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Toronto, Ontario, this 2nd day of April, 2007.

BY ORDER OF THE TRUSTEES OF ATS ANDLAUER INCOME FUND

(Signed) "David Matheson"
Chair of the Trustees
ATS Andlauer Income Fund

File No. 82-34967

For Immediate Release

ATS ANDLAUER INCOME FUND ANNOUNCES DISTRIBUTIONS FOR SECOND QUARTER 2007

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today its monthly distributions for each of the months of April, May and June 2007 as follows:

Record Date	Distribution Date	Ex-Distribution Date	Distribution per Unit
April 30, 2007	May 15, 2007	April 26, 2007	$0.0974
May 31, 2007	June 15, 2007	May 29, 2007	$0.0974
June 29, 2007	July 16, 2007	June 27, 2007	$0.0974

On an annualized basis, this raises the Fund's distributions from $0.975 per trust unit originally contemplated in its prospectus dated September 22, 2005, to $1.1688 per trust unit. For those unitholders holding units outside a tax deferred plan, the Fund estimates that 98% of the distributions made in 2007 will be treated as taxable income for Canadian income tax purposes and the balance as return of capital. The proportion of these figures may change when the actual results for the fiscal year are calculated.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.atsincomefund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

END